KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

02 APR 26 11:29

Registration No.
82-4154

02028742

# FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floriková,
Compliance
Komerční banka, a. s., Prague, Czech Republic

SUPPL

Number of pages : 108
(including this page)

Date: 26.4. 2002

Subject:: Notary record

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Dear Sirs,

We are sending you notary record about Decision of a Body of a Juristic Person from extraordinary General Meeting which was held on 28th March, 2002.

dlw 5/2

Yours Sincerely,

Floriková

Sylva Floriková
Director of Compliance

**N 174/2002**
**NZ 170/2002**

**DUPLICATE COPY**
**NOTARY RECORD**

Taken down by me, JUDr. Libuše Vildová, Notary with the registered office in Prague in the notary's office in Prague 1, Národní třída 10, descriptive number 138 on twenty ninth day of the month of March, year two thousand two (29th March, 2002).

At a request of Komerční banka, a. s., with the registered office in Prague 1, Na Příkopě 33, descriptive number 969, Post Code 114 07, Id. No. 45317054 (hereinafter referred to as „Company„ only) I attended on twenty eighth March of the year of two thousand two at 14:45 hrs. to the Congress Hall of the Ambassador Hotel, Václavské náměstí 5-7, Prague 1, to participate in the extraordinary General Meeting of this company and in order to take down a notary record in accordance with paragraph 4, Section 80a and following provisions of the Notary Rules of Procedure about:

Decision of a Body of a Juristic Person

Part One

1) Based on deeds submitted to me within the frame of preparations for this Extraordinary General Meeting and based on my personal presence upon the Extraordinary General Meeting of Komerční banka, a. s., held on twenty eighth March of the year of two thousand two from 15:00 hrs. in the Congress Hall of the Ambassador Hotel, Václavské náměstí 5-7, Prague 1, I hereby state, that:

    a) the existence of the company was verified from the submitted notarized copy of the Excerpt from the Commercial Register regarding this company maintained by the Municipal Court in Prague, Section B, Portfolio 1360 executed on 22nd February, 2002, of which the Chairman of the Board of Directors, Mr. Peter Palečka declared that it contained up-to-date status of the data about the company entered in the Commercial Register and all the data stated therein is unchanged as of the date of holding of the Extraordinary General Meeting /a notarized copy of the Excerpt from the Commercial Registered dtd. 22nd February, 2002 forms Enclosure No. 1 to this Notary Record, the representation of the Vice-Chairman of the company's Board of Directors executed on 28th March, 2002 forms Enclosure No. 2 hereto/.
    b) The competence of the Extraordinary General Meeting of the company to adopt certified decisions was verified based on the Commercial Code, based on the notice of holding of the General Meeting published in Hospodářské noviny dtd. 25th February, 2002 and the submitted Articles of Association dtd. 8th October, 2001 of which the Vice-Chairman of the Board of Directors, Mr. Peter Palečka declared that they represented the last up-to-date version of the same /the notice of holding of the General Meeting as it was submitted to the

notary within the frame of preparations for the Extraordinary General Meeting forms Enclosure No. 3 to this Notary Record and the Representation of the Vice-Chairman of the Board of Directors executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/

c) The competence of the Extraordinary General Meeting to adopt certified decisions was verified based on
   - submitted Articles of Association of the company dtd . 8th October, 2001
   - the Commercial Code
   - the notice of holding of the General Meeting published in accordance with the submitted Articles of Association in Hospodářské noviny on 25th February, 2002 – the Extraordinary General Meeting was summoned up based on a statement of the Vice-Chairman of the Board of Directors of the company, Mr. Peter Palečka at a request of the Board of Directors of the Company in accordance with the provisions of Section 9 Par. 2 of the Articles of Association of the company, the Vice-Chairman of the Board of Directors, Mr. Peter Palečka further declared that the notice of holding of the Extraordinary General Meeting was posted on the official boards in the registered office of the company /representation of the Vice-Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/.
   - The Representation of the Vice-Chairman of the Board of Directors of the Company, Mr. Peter Palečka executed on 28th March, 2002 about the fact, that none of the shareholders established in favor of the Company a mortgage right for at least one share of the Company as a security for coverage of the costs incurred in sending the notice of holding of the Extraordinary Geneeral Meeting and that means that none of the shareholders asked for sending of a notice of holding of the Extraordinary General Meeting /the Representation of the Vice-Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/.
   - The Representation of the Vice-Chairman of the Board of Directors of the company, Mr. Peter Palečka executed on 28th March, 2002 that as of the date of 25th February, 2002 the collection of deeds of the Commercial Register of the Municipal Court in Prague, Section B., Portfolio 1360 contains a draft of the contract on sale of a part of enterprise conclued between the Seller, SOCIETE GENERALE S.A. with the registered office in 29 BLD Haussmann, 75009 Paris, the Republic of France and the Buyer, Komerční banka, a. s., with the registered office in Prague 1, Na Příkopě 33, descr. No. 969, Post Code 114 07, Czech Republic together with a Report on Reviewing of the Draft of the Contract on Sale of a Part of Enterprise from the point of view of correctness of the price concluded between SOCIÉTÉ GÉNÉRALE S.A. and Komerční banka, a.s. elaborated by the Expert Institute KPMG Česká republika, s.r.o., No. 87-01/2002 and „Notice of Deposit of a Draft of the Contract on Sale of a Part of Enterprise to the Collection of Deeds„, published on 20th February 2002 in the Business Bulletin /a copy of „the Notice of Deposit of a

Draft of the Contract on Sale of a Part of Enterprise to the Collection of Deeds,, as it was submitted to the Notary within the frame of preparations for the Extraordinary General Meeting forms Enclosure No. 4 to this Notary Record and the Representation of the Vice-Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/.

- The decision of the Czech National Bank, proc. ref. 2002/1161/520 executed on 26th March, 2002 on Granting of a Prior Consent to Conclude the Contract for Sale of a Part of Enterprise /Decision of the Czech National Bank forms Enclosure No. 7 to this Notary Record in a notarized copy/
- Representation of the Vice-Chairman of the Board of Directors, Mr. Peter Palečka executed on 28th March, 2002 about the fact, that the proposal of changes of the Articles of Association of the company was available to shareholders for examination from 25th February, 2002 in the registered office of Komerční banka, a. s., and on internet address www.kb.cz /the Representation of the Vice-Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/
- The Representation of the Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek and the minuteman of the Extraordinary General Meeting, Mrs. Mgr. Renata Mašková as persons in the meaning of provisions of Section 185 Par. 2 of the Commercial Code confirming the accuracy of the list of present shareholders, who agreed to say that the list of present shareholders records only the attendance of shareholders, who owned based on the Excerpt from the Issuer's Register of Listed Shares from the Securities Center executed on 21st March, 2002 the shares of the company as of the decisive day, that is as of the date of 21st March, 2002 and that nobody raised a protest against the circumstance, that he/she was not allowed to participate in the session of the Extraordinary General Meeting /joint representation of the Chairman and the Minuteman of the General Meeting forms Enclosure No. 5 to this Notary Record/
- The document titled „One Hundred Largest Shareholders of KB – condition as of 21st March, 2002
- The document titled „Approval of the Excerpt from the Issuer's Register of Listed Shares,, from the Czech National Bank executed on 25th March, 2002, proc. ref. 2002/1136/520 /the notarized copy of the document titled „Approval of the Excerpt from the Issuer's Register of Listed Shares,, forms Enclosure No. 6 to this Notary Record/
- The Representation of the Chairman of the Board of Directors of the company and Managing Director, Mr. Alexis Raymond Juan made upon commencement of the Extraordinary General Meeting about the fact, that based on the data submitted by persons recording the attendance, the Extraordinary General Meeting was attended to by shareholders owning the shares of the company representing 63.279% of the registered capital of the company, the Extraordinary General

Meeting therefore forms quorum and is competent to adopt resolutions and that no protest was raised against the exercise of the shareholder's rights – no protest was raised against these representations

- The Representation of the Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek, birth index 430508/108, residing in Prague 9, Homolová 496, elected to the positionof the Chairman of the Extraordinary General Meeting, whose identity was found out from his official identity card, who declared within the frame of certified decisions before the respective voting inter alia that the Extraordinary General Meeting is able to form quorum in sense of valid decisions and no protest was raised against the exercise of the voting rights – no protest was raised against these representations of the Chairman of the Extraordinary General Meeting.

I hereby state that all speeches of the Chairman of the Board of Directors and the Managing Director of the company, Mr. Alex Raymond Juan and the Chairman of the Supervisory Board,

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

Registration No.
4154

## FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floríková,
Compliance
Komerční banka, a. s., Prague, Czech Republic

Number of pages : 108
(including this page)

Date: 26.4. 2002

Subject:: Notary record

Dear Sirs,

We are sending you notary record about Decision of a Body of a Juristic

Person from extraordinary General Meeting which was held on 28th March, 2002.

Yours Sincerely,

Sylva Floríková
Director of Compliance

**N 174/2002**
**NZ 170/2002**

**DUPLICATE COPY**
**NOTARY RECORD**

Taken down by me, JUDr. Libuše Vildová, Notary with the registered office in Prague in the notary's office in Prague 1, Národní třída 10, descriptive number 138 on twenty ninth day of the month of March, year two thousand two (29th March, 2002).

At a request of Komerční banka, a. s., with the registered office in Prague 1, Na Příkopě 33, descriptive number 969, Post Code 114 07, Id. No. 45317054 (hereinafter referred to as „Company„ only) I attended on twenty eighth March of the year of two thousand two at 14:45 hrs. to the Congress Hall of the Ambassador Hotel, Václavské náměstí 5-7, Prague 1, to participate in the extraordinary General Meeting of this company and in order to take down a notary record in accordance with paragraph 4, Section 80a and following provisions of the Notary Rules of Procedure about:

Decision of a Body of a Juristic Person

Part One

1) Based on deeds submitted to me within the frame of preparations for this Extraordinary General Meeting and based on my personal presence upon the Extraordinary General Meeting of Komerční banka, a. s., held on twenty eighth March of the year of two thousand two from 15:00 hrs. in the Congress Hall of the Ambassador Hotel, Václavské náměstí 5-7, Prague 1, I hereby state that:

a) the existence of the company was verified from the submitted notarized copy of the Excerpt from the Commercial Register regarding this company maintained by the Municipal Court in Prague, Section B, Portfolio 1360 executed on 22nd February, 2002, of which the Chairman of the Board of Directors, Mr. Peter Palečka declared that it contained up-to-date status of the data about the company entered in the Commercial Register and all the data stated therein is unchanged as of the date of holding of the Extraordinary General Meeting /a notarized copy of the Excerpt from the Commercial Registered dtd. 22nd February, 2002 forms Enclosure No. 1 to this Notary Record, the representation of the Vice-Chairman of the company's Board of Directors executed on 28th March, 2002 forms Enclosure No. 2 hereto/.

b) The competence of the Extraordinary General Meeting of the company to adopt certified decisions was verified based on the Commercial Code, based on the notice of holding of the General Meeting published in Hospodářské noviny dtd. 25th February, 2002 and the submitted Articles of Association dtd. 8th October, 2001 of which the Vice-Chairman of the Board of Directors, Mr. Peter Palečka declared that they represented the last up-to-date version of the same /the notice of holding of the General Meeting as it was submitted to the

notary within the frame of preparations for the Extraordinary General Meeting forms Enclosure No. 3 to this Notary Record and the Representation of the Vice-Chairman of the Board of Directors executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/

c) The competence of the Extraordinary General Meeting to adopt certified decisions was verified based on
   - submitted Articles of Association of the company dtd . 8th October, 2001
   - the Commercial Code
   - the notice of holding of the General Meeting published in accordance with the submitted Articles of Association in Hospodářské noviny on 25th February, 2002 – the Extraordinary General Meeting was summoned up based on a statement of the Vice-Chairman of the Board of Directors of the company, Mr. Peter Palečka at a request of the Board of Directors of the Company in accordance with the provisions of Section 9 Par. 2 of the Articles of Association of the company, the Vice-Chairman of the Board of Directors, Mr. Peter Palečka further declared that the notice of holding of the Extraordinary General Meeting was posted on the official boards in the registered office of the company /representation of the Vice-Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/.
   - The Representation of the Vice-Chairman of the Board of Directors of the Company, Mr. Peter Palečka executed on 28th March, 2002 about the fact, that none of the shareholders established in favor of the Company a mortgage right for at least one share of the Company as a security for coverage of the costs incurred in sending the notice of holding of the Extraordinary Geneeral Meeting and that means that none of the shareholders asked for sending of a notice of holding of the Extraordinary General Meeting /the Representation of the Vice-

Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/.

- The Representation of the Vice-Chairman of the Board of Directors of the company, Mr. Peter Palečka executed on 28th March, 2002 that as of the date of 25th February, 2002 the collection of deeds of the Commercial Register of the Municipal Court in Prague, Section B., Portfolio 1360 contains a draft of the contract on sale of a part of enterprise conclued between the Seller, SOCIETE GENERALE S.A. with the registered office in 29 BLD Haussmann, 75009 Paris, the Republic of France and the Buyer, Komerční banka, a. s., with the registered office in Prague 1, Na Příkopě 33, descr. No. 969, Post Code 114 07, Czech Republic together with a Report on Reviewing of the Draft of the Contract on Sale of a Part of Enterprise from the point of view of correctness of the price concluded between SOCIÉTÉ GÉNÉRALE S.A. and Komerční banka, a.s. elaborated by the Expert Institute KPMG Česká republika, s.r.o., No. 87-01/2002 and „Notice of Deposit of a Draft of the Contract on Sale of a Part of Enterprise to the Collection of Deeds„ published on 20th February 2002 in the Business Bulletin /a copy of „the Notice of Deposit of a

Draft of the Contract on Sale of a Part of Enterprise to the Collection of Deeds,, as it was submitted to the Notary within the frame of preparations for the Extraordinary General Meeting forms Enclosure No. 4 to this Notary Record and the Representation of the Vice-Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/.

- The decision of the Czech National Bank, proc. ref. 2002/1161/520 executed on 26th March, 2002 on Granting of a Prior Consent to Conclude the Contract for Sale of a Part of Enterprise /Decision of the Czech National Bank forms Enclosure No. 7 to this Notary Record in a notarized copy/
- Representation of the Vice-Chairman of the Board of Directors, Mr. Peter Palečka executed on 28th March, 2002 about the fact, that the proposal of changes of the Articles of Association of the company was available to shareholders for examination from 25th February, 2002 in the registered office of Komerční banka, a. s., and on internet address www.kb.cz /the Representation of the Vice-Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/
- The Representation of the Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek and the minuteman of the Extraordinary General Meeting, Mrs. Mgr. Renata Mašková as persons in the meaning of provisions of Section 185 Par. 2 of the Commercial Code confirming the accuracy of the list of present shareholders, who agreed to say that the list of present shareholders records only the attendance of shareholders, who owned based on the Excerpt from the Issuer's Register of Listed Shares from the Securities Center executed on 21st March, 2002 the shares of the company as of the decisive day, that is as of the date of 21st March, 2002 and that nobody raised a protest against the circumstance that

he/she was not allowed to participate in the session of the Extraordinary General Meeting /joint representation of the Chairman and the Minuteman of the General Meeting forms Enclosure No. 5 to this Notary Record/

- The document titled „One Hundred Largest Shareholders of KB – condition as of 21st March, 2002
- The document titled „Approval of the Excerpt from the Issuer's Register of Listed Shares„ from the Czech National Bank executed on 25th March, 2002, proc. ref. 2002/1136/520 /the notarized copy of the document titled „Approval of the Excerpt from the Issuer's Register of Listed Shares„ forms Enclosure No. 6 to this Notary Record/
- The Representation of the Chairman of the Board of Directors of the company and Managing Director, Mr. Alexis Raymond Juan made upon commencement of the Extraordinary General Meeting about the fact, that based on the data submitted by persons recording the attendance, the Extraordinary General Meeting was attended to by shareholders owning the shares of the company representing 63.279% of the registered capital of the company, the Extraordinary General

Meeting therefore forms quorum and is competent to adopt resolutions and that no protest was raised against the exercise of the shareholder's rights – no protest was raised against these representations

- The Representation of the Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek, birth index 430508/108, residing in Prague 9, Homolová 496, elected to the positionof the Chairman of the Extraordinary General Meeting, whose identity was found out from his official identity card, who declared within the frame of certified decisions before the respective voting inter alia that the Extraordinary General Meeting is able to form quorum in sense of valid decisions and no protest was raised against the exercise of the voting rights – no protest was raised against these representations of the Chairman of the Extraordinary General Meeting.

I hereby state that all speeches of the Chairman of the Board of Directors and the Managing Director of the company, Mr. Alex Raymond Juan and the Chairman of the Supervisory Board, Mr. Didier Alix, who communicated in a French language, were interpreted to the hall by Mrs. PhDr. Renata Drahoralová, birth index 575307/1071, residing in Prague 3, Žižkov, Přemyslovská 1481/34, whose identity I checked in her official identity card.

## PART TWO

Based on my personal presence at the session of the Extraordinary General Meeting of Komerční banka, a.s. I hereby certify upon dealing with Clause 3 of the proposed agenda – „Decision on Conclusion of a Contract, the Subject of which is a Sale of a Part of Enterprise of SOCIETE GENERALE S.A., Prague branch to Komerční banka, a.s.„ the below-mentioned

Regarding Clause 3 of the proposed agenda – „Decision on Conclusion of a Contract, the subject of which is Sale of a Part of Enterprise of SOCIETE GENERALE S.A., Prague branch to Komerční banka, a.s.„ the Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek stated that the report on review of a draft of the Contract on Sale of a Part of Enterprise from the point of view of correctness of the price elaborated by the expert institute, KPMG Česká republika, s.r.o. and the draft of the Contract on Sale of a Part of Enterprise were available to shareholders for examination in the registered office of the bank from 25th February, 2002 and were deposited to the collection of deeds of the Commercial Register maintained at Municipal Court in Prague from 22nd February, 2002. A draft of this Contract in the Czech language was distributed to the shareholders upon taking attendance and the draft of the Contract in English language including the expert's report is available to shareholders in the information center.

The Chairman of the Extraordinary General Meeting, Mr. Ladislav Petrásek asked the member of the Board of Directors, Mr. Tomas Spurny to comment on the whole transaction, the selected procedure and influence of purchase of SOCIETE GENERALE, Prague Branch on the financial indicators of the bank.

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

Registration No.
4154

# FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floríková,
Compliance
Komerční banka, a. s., Prague, Czech Republic

Number of pages : 108
(including this page)

Date: 26.4. 2002

Subject:: Notary record

Dear Sirs,

We are sending you notary record about Decision of a Body of a Juristic Person from extraordinary General Meeting ...

ing which was held on 28th March,
2002.

Yours Sincerely,

Sylva Floríková
Director of Compliance

**N 174/2002**
**NZ 170/2002**

**DUPLICATE COPY**
**NOTARY RECORD**

Taken down by me, JUDr. Libuše Vildová, Notary with the registered office in Prague in the notary's office in Prague 1, Národní třída 10, descriptive number 138 on twenty ninth day of the month of March, year two thousand two (29th March, 2002).

At a request of Komerčni banka, a. s., with the registered office in Prague 1, Na Příkopě 33, descriptive number 969, Post Code 114 07, Id. No. 45317054 (hereinafter referred to as „Company„ only) I attended on twenty eighth March of the year of two thousand two at 14:45 hrs. to the Congress Hall of the Ambassador Hotel, Václavské náměstí 5-7, Prague 1, to participate in the extraordinary General Meeting of this company and in order to take down a notary record in accordance with paragraph 4, Section 80a and following provisions of the Notary Rules of Procedure about:

Decision of a Body of a Juristic Person

Part One

1) Based on deeds submitted to me within the frame of preparations for this Extraordinary General Meeting and based on my personal presence upon the Extraordinary General Meeting of Komerční banka, a. s., held on twenty eighth March of the year of two thousand two from 15:00 hrs. in the Congress Hall of the Ambassador Hotel, Václavské náměstí 5-7, Prague 1, I hereby state, that:

a) the existence of the company was verified from the submitted notarized copy of the Excerpt from the Commercial Register regarding this company maintained by the Municipal Court in Prague, Section B, Portfolio 1360 executed on 22nd February, 2002, of which the Chairman of the Board of Directors, Mr. Peter Palečka declared that it contained up-to-date status of the data about the company entered in the Commercial Register and all the data stated therein is unchanged as of the date of holding of the Extraordinary General Meeting /a notarized copy of the Excerpt from the Commercial Registered dtd. 22nd February, 2002 forms Enclosure No. 1 to this Notary Record, the representation of the Vice-Chairman of the company's Board of Directors executed on 28th March, 2002 forms Enclosure No. 2 hereto/.
b) The competence of the Extraordinary General Meeting of the company to adopt certified decisions was verified based on the Commercial Code, based on the notice of holding of the General Meeting published in Hospodářské noviny dtd. 25th February, 2002 and the submitted Articles of Association dtd. 8th October, 2001 of which the Vice-Chairman of the Board of Directors, Mr. Peter Palečka declared that they represented the last up-to-date version of the same /the notice of holding of the General Meeting as it was submitted to the

notary within the frame of preparations for the Extraordinary General Meeting forms Enclosure No. 3 to this Notary Record and the Representation of the Vice-Chairman of the Board of Directors executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/

c) The competence of the Extraordinary General Meeting to adopt certified decisions was verified based on
   - submitted Articles of Association of the company dtd . 8th October, 2001
   - the Commercial Code
   - the notice of holding of the General Meeting published in accordance with the submitted Articles of Association in Hospodářské noviny on 25th February, 2002 – the Extraordinary General Meeting was summoned up based on a statement of the Vice-Chairman of the Board of Directors of the company, Mr. Peter Palečka at a request of the Board of Directors of the Company in accordance with the provisions of Section 9 Par. 2 of the Articles of Association of the company, the Vice-Chairman of the Board of Directors, Mr. Peter Palečka further declared that the notice of holding of the Extraordinary General Meeting was posted on the official boards in the registered office of the company /representation of the Vice-Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/.
   - The Representation of the Vice-Chairman of the Board of Directors of the Company, Mr. Peter Palečka executed on 28th March, 2002 about the fact, that none of the shareholders established in favor of the Company a mortgage right for at least one share of the Company as a security for coverage of the costs incurred in sending the notice of holding of the Extraordinary Geneeral Meeting and that means that none of the shareholders asked for sending of a notice of holding of the Extraordinary General Meeting /the Representation of the Vice-Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/.
   - The Representation of the Vice-Chairman of the Board of Directors of

the company, Mr. Peter Palečka executed on 28th March, 2002 that as of the date of 25th February, 2002 the collection of deeds of the Commercial Register of the Municipal Court in Prague, Section B., Portfolio 1360 contains a draft of the contract on sale of a part of enterprise conclued between the Seller, SOCIETE GENERALE S.A. with the registered office in 29 BLD Haussmann, 75009 Paris, the Republic of France and the Buyer, Komerční banka, a. s., with the registered office in Prague 1, Na Příkopě 33, descr. No. 969, Post Code 114 07, Czech Republic together with a Report on Reviewing of the Draft of the Contract on Sale of a Part of Enterprise from the point of view of correctness of the price concluded between SOCIÉTÉ GÉNÉRALE S.A. and Komerční banka, a.s. elaborated by the Expert Institute KPMG Česká republika, s.r.o., No. 87-01/2002 and „Notice of Deposit of a Draft of the Contract on Sale of a Part of Enterprise to the Collection of Deeds„, published on 20th February 2002 in the Business Bulletin /a copy of „the Notice of Deposit of a

Draft of the Contract on Sale of a Part of Enterprise to the Collection of Deeds,, as it was submitted to the Notary within the frame of preparations for the Extraordinary General Meeting forms Enclosure No. 4 to this Notary Record and the Representation of the Vice-Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/.

- The decision of the Czech National Bank, proc. ref. 2002/1161/520 executed on 26th March, 2002 on Granting of a Prior Consent to Conclude the Contract for Sale of a Part of Enterprise /Decision of the Czech National Bank forms Enclosure No. 7 to this Notary Record in a notarized copy/
- Representation of the Vice-Chairman of the Board of Directors, Mr. Peter Palečka executed on 28th March, 2002 about the fact, that the proposal of changes of the Articles of Association of the company was available to shareholders for examination from 25th February, 2002 in the registered office of Komerční banka, a. s., and on internet address www.kb.cz /the Representation of the Vice-Chairman of the Board of Directors of the company executed on 28th March, 2002 forms Enclosure No. 2 to this Notary Record/
- The Representation of the Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek and the minuteman of the Extraordinary General Meeting, Mrs. Mgr. Renata Mašková as persons in the meaning of provisions of Section 185 Par. 2 of the Commercial Code confirming the accuracy of the list of present shareholders, who agreed to say that the list of present shareholders records only the attendance of shareholders, who owned based on the Excerpt from the Issuer's Register of Listed Shares from the Securities Center executed on 21st March, 2002 the shares of the company as of the decisive day, that is as of the date of 21st March, 2002 and that nobody raised a protest against the circumstance, that he/she was not ...

he/she was not allowed to participate in the session of the Extraordinary General Meeting /joint representation of the Chairman and the Minuteman of the General Meeting forms Enclosure No. 5 to this Notary Record/

- The document titled „One Hundred Largest Shareholders of KB – condition as of 21st March, 2002
- The document titled „Approval of the Excerpt from the Issuer´s Register of Listed Shares„ from the Czech National Bank executed on 25th March, 2002, proc. ref. 2002/1136/520 /the notarized copy of the document titled „Approval of the Excerpt from the Issuer´s Register of Listed Shares„ forms Enclosure No. 6 to this Notary Record/
- The Representation of the Chairman of the Board of Directors of the company and Managing Director, Mr. Alexis Raymond Juan made upon commencement of the Extraordinary General Meeting about the fact, that based on the data submitted by persons recording the attendance, the Extraordinary General Meeting was attended to by shareholders owning the shares of the company representing 63.279% of the registered capital of the company, the Extraordinary General

Meeting therefore forms quorum and is competent to adopt resolutions and that no protest was raised against the exercise of the shareholder's rights – no protest was raised against these representations

- The Representation of the Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek, birth index 430508/108, residing in Prague 9, Homolová 496, elected to the positionof the Chairman of the Extraordinary General Meeting, whose identity was found out from his official identity card, who declared within the frame of certified decisions before the respective voting inter alia that the Extraordinary General Meeting is able to form quorum in sense of valid decisions and no protest was raised against the exercise of the voting rights – no protest was raised against these representations of the Chairman of the Extraordinary General Meeting.

I hereby state that all speeches of the Chairman of the Board of Directors and the Managing Director of the company, Mr. Alex Raymond Juan and the Chairman of the Supervisory Board, Mr. Didier Alix, who communicated in a French language, were interpreted to the hall by Mrs. PhDr. Renata Drahoralová, birth index 575307/1071, residing in Prague 3, Žižkov, Přemyslovská 1481/34, whose identity I checked in her official identity card.

**PART TWO**

Based on my personal presence at the session of the Extraordinary General Meeting of Komerční banka, a.s. I hereby certify upon dealing with Clause 3 of the proposed agenda – „Decision on Conclusion of a Contract, the Subject of which is a Sale of a Part of Enterprise of SOCIETE GENERALE S.A., Prague branch to Komerční banka, a.s.„ the below-mentioned facts.

Regarding Clause 3 of the proposed agenda – „Decision on Conclusion of a Contract, the subject of which is Sale of a Part of Enterprise of SOCIETE GENERALE S.A., Prague branch to Komerční banka, a.s.„ the Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek stated that the report on review of a draft of the Contract on Sale of a Part of Enterprise from the point of view of correctness of the price elaborated by the expert institute, KPMG Česká republika, s.r.o. and the draft of the Contract on Sale of a Part of Enterprise were available to shareholders for examination in the registered office of the bank from 25th February, 2002 and were deposited to the collection of deeds of the Commercial Register maintained at Municipal Court in Prague from 22nd February, 2002. A draft of this Contract in the Czech language was distributed to the shareholders upon taking attendance and the draft of the Contract in English language including the expert´s report is available to shareholders in the information center.

The Chairman of the Extraordinary General Meeting, Mr. Ladislav Petrásek asked the member of the Board of Directors, Mr. Tomas Spurny to comment on the whole transaction, the selected procedure and influence of purchase of SOCIETE GENERALE, Prague Branch on the financial indicators of the bank.

Mr. Tomas Spurny made the following comments on the draft of the Contract:

The Board of Directors of Komerční banka, a. s., (hereinafter referred to as „Komerční banka„ only) hereby submits to the General Meeting for an approval a draft of the Contract on Sale of a Part of Enterprise of SOCIETE GENERALE S.A., with the registered office in 29, BLD Haussmann, 75009 Paris (hereinafter referred to as „SOCIETE GENERALE„ only), represented by its branch, SOCIETE GENERALE, Prague branch, located in Prague 8, Pobřežní 3, PSČ 186 00 (hereinafter referred to as „SG branch Prague„ only) based on which Komerční banka will purchase SG Prague Branch in the form of a purchase of a part of enterprise pursuant to Section 67a, 476 and other sections of Act No. 513/1991 Coll., Commercial Code as amended.

SOCIETE GENERALE has been developing bank activities in the Czech Republic from the early 90s. In the very beginning, these activities were implemented through a joint-stock company and starting from 1st of January, 1998 they have been implemented through a branch of the foreign bank SOCIETE GENERALE on the territory of the Czech Republic.

Komerční banka implements the purchase of Prague SG branch on the basis of a Contract on Sale of Shares of Komerční banka concluded between the Fund of National Property and SOCIETE GENERALE executed on 12th July, 2001, which imposes a duty on SOCIETE GENERALE to incorporate its existing branch in the Czech Republic into Komerční banka, in as short a time horizon as possible.

A purchase of the SG Prague Branch by Komerční banka will allow incorporation of the existing bank activities of SOCIETE GENERALE in the Czech Republic into one legal and organization unit.

At the same time, incorporation of the Prague SG Branch into Komerční banka means a business opportunity for a further development of the Komerční banka activities within the frame of the market segment of the corporate banking, that is banking services for large firms. Via this step Komerční banka will reinforce [illegible]

will reinforce its position in particular in relation to the multinational concerns and foreign companies operating in the Czech Republic. Further, Komerční banka will acquire a potential to increase the revenues resulting from this segment and yield synergies related to the integration of business activities of SOCIETE GENERALE, Prague Branch and Komerční banka.

The Board of Directors of Komerční banka is convinced that the purchase of SG Prague Branch is advantageous for Komerční banka, which conclusion is based on the assessment of the whole transaction and independent expert opinions and reports of the below mentioned qualified professionals.

An approval of conclusion of the Contract on Sale of a Part of Enterprise is in the competence of the General Meeting of Komerční banka in accordance with its Articles of Association and the applicable provisions of the Commercial Code.

The submitted proposal consists of the following 8 parts and describes the key facts concerning the implementation of this transaction:

1. Procedure upon purchase of a part of the enterprise.
2. Description of a part of the purchased enterprise
3. Basic conditions of purchase
4. Impact of purchase of a part of the enterprise on the financial indicators of Komerční banka
5. Standpoint of the expert regarding the draft of the Contract on Purchase of a Part of the Enterprise from the point of view of the price correctness
6. Fulfillment of other legal requirements
7. Realization of the purchase
8. Proposal of the Board of Directors to the General Meeting.

1. Procedure upon Purchase of a Part of the Enterprise

The Board of Directors of Komerční banka with regards to the meaning of the transaction and to the fact, that it will be closed with an entity which has a special relationship to Komerční banka and in accordance with the Commercial Code and further with regards to the fact, that the transaction must be transparent for all shareholders of Komerční banka, its depositors and other creditors, selected the following procedure to take:

- ensured obtaining of the required information on the financial, legal position and valuation of SG Prague Branch
- performed the analysis of the obtained information
- performed the analysis of the impact of a purchase of a part of the enterprise on the financial indicators of Komerč- ní banka
- designated based on own performed analyses and subject to an agreement with the seller the purchase price of the enterprise part
- secured elaboration of the actual draft of the purchase agreement which became subject to agreement with the seller a basis for its final version
- secured fulfillment of the legal and regulatory requirements for the course and particulars of ...

course and particulars of a purchase of a part of the enterprise

In support of this procedure, the Board of Directors secured the cooperation of the following entities and teams:

1. Project Team

A project integration team has been set up composed of professionals of Komerční banka with a focus on the support upon implementation of this acquisition. The team included specialists of Komerční banka from the area of strategy, financing, law, management of information technologies, accounting, taxes and other areas. This team was also extended with external consultants charged by Komerční banka with specific tasks.

2. External Consultants

The Board of Directors authorized renowned external advisors, the consulting company KPMG Česká republika, s.r.o. (hereinafter referred to as „KPMG„ only) and the attorney's office Procházka/Randl/Kubr (hereinafter referred to as „PRK„ only) to perform the following tasks:

- a legal analysis (due diligence) with a focus on identification of the legal risks resulting from the potential acquisition
- a financial analysis (due diligence) with a focus on analysis of the financial position and identification of the financial risks resulting from the potential acquisition
- valuation of the purchased part of the enterprise
- preparation of a draft of the enterprise part purchase agreement
- securing of the preparation of the process of acquisition and its harmonization with the applicable legal standars of the Czech Republic
- other legal, financial, accounting, tax and other consultancy performed in conjunction with a preparation of the acquisition

3. Authorized Expert

In accordance with the requirements of the Commercial Code, the Municipal Court in Prague designated based on a proposal of Komerční banka on 6th August, 2001 the company KPMG as an authorized expert to perform the review of the Contract draft from the point of view of correctness of the proposed price.

When negotiating about the purchase price and other conditions of purchase, Komerční banka drew in particular upon the following facts and information:

i. the financial analysis, including the financial analysis („due diligence„) performed by KPMG in August 2001

ii. the legal analysis, including the legal analysis („due diligence„) performed by the attorney's office PRK in September 2001.

iii. the valuation of SG Prague Branch including the valuation performed by KPMG on 28th November 2001 as follows:

a. based on a five-year business plan of SG Prague Branch
b. on „stand-alone„ basis using the method of the discounted cash-flow
c. with regards to the results of the financial and legal due diligence
d. apart from the due diligence results an irrevocable guarantee was taken into account, which will be provided by SOCIETE GENERALE to cover the risk resulting from the specific significant credit exposure in the amount of USD 19,450 thousand plus accessory amounts in connection with this purchase, based on a demand of Komerční banka as the Buyer.

SG Prague Branch was valued at CZK 780 million.

iv. the calculation of expected potential synergies and cost savings or as applicable additional costs, which may be incurred on part of Komerční banka as a result of this purchase of a part of the enterprise (except for the price set on stand-alone basis as described above in Clause iii).

These synergies and cost savings were calculated for CZK 290 million.

The calculation of synergies and savings was based on the following components:

a. savings of employees of SG Prague Branch
b. savings of costs of office areas
c. savings of costs of information technologies
d. transfer of the base for creation of tax deductible expenses
e. savings of other costs (for instance consultancy, purchase of goods and services)
f. the anticipated savings were reduced by the anticipated costs of integration of the SG Prague Branch into structures and systems of Komerční banka.

2. Description of a Part of the Purchased Enterprise

The subject of purchase is all business activities of SG Prague Branch, that means a set of tangible as well as personal and intangible components of the business of SG Prague Branch. Komerční banka will be the transferee, unto which all property, law and other proprietary values which belong to SOCIETE GENERALE and serve for operation of SG Prague Branch or which are to serve this purpose in relation to their nature as well as accounts payable of SOCIETE GENERALE related to SG Prague Branch will pass under the conditions set by the Commercial Code.

Nevertheless, in accordance with the law, the purchase does not apply to the following components:

- specific assets, which do not belong to SG Prague Branch or which are not transferable in accordance with the law (trade name, logo and others)
- specific liabilities (accounting reserves, tax accounts payable and others), which are not transferable in accordance with the law

The purchased part of the enterprise according to non-audited accounting statements in accordance with the Czech accounting standards represented as at 31st December, 2001:

- Assets in the net value of CZK 22,172 million – of which:
  - accounts receivable from the issue bank amounting to CZK 3,987 million
  - deposits and loans with banks amounting to CZK 9,711 million
  - standard loans granted to clients in the amount of CZK 4,517 million
  - classified loans to clients in the amount of CZK 180 million
  - securities for trading in the amount of CZK 3,367 million
  - securities for sale in the amount of CZK 198 million
  - other items of assets in the total value of CZK 212 million

- Liabilities in the value of CZK 21,274 million – of which:
  - deposits and credits received from issue banks – CZK 1,525 million
  - deposits and credits received from other banks – CZK 5,525 million
  - accounts payable resulting from securities for trading – CZK 3,367 million
  - deposits of clients – CZK 3,907 million
  - issued short-term securities – CZK 6,502 million
  - other items of liabilities – in total CZK 448 million

• Under-balance-sheet accounts payable and receivable

• granted promises of loans and credits – CZK 252 million
• accounts receivable from guarantees – CZK 3,878 million
• received guarantees and surety – CZK 3,711 million
• accounts receivable and payable resulting from fixed term operations in the nominal value of CZK 15,658 million/CZK 15,748 million
• accounts receivable and payable from option operations in the nominal value of CZK 1,481 million/CZK 1,526 million

The number of clients of SG Prague Branch was as at 31st December, 2001 approximately 550 clients.
The number of employees of SG Prague Branch was as at 31st December, 2001 approximately 150 employees.
SG Prague Branch closed the year of 2001 with a profit after tax in the amount of CZK 496 million.

3. Basic Conditions of Purchase

The purchase price for a part of the enterprise represented by SG Prague Branch was set in agreement with the Seller in the amount of CZK 1,030,000,000.00 (one billion thirty million Czech Crowns).

A draft of the purchase agreement presumes that the transaction will be settled on the last day of the month, in which the purchase agreement will be signed, unless the parties agree otherwise.

As of this moment, the Seller shall hand over to the Buyer the sold part of the enterprise, sign such documents, which will be required in conjunction with the transfer of ownership of the

individual assets, hand over the respective documentation to the Buyer which concerns the sold part of the enterprise, submit to the Buyer the notarized decision of the respective Financial Authority stating that it is not necessary to carry out a security of the tax on its income and submit to the Buyer an irrevocable guarantee for the specific significant credit involvement in the amount of USD 19,450 thousand plus appurtenant sums.

The Buyer shall be obliged to pay to the Seller the purchase price in the amount of CZK 1,030,000,000.00 (one billion thirty million Czech Crowns) and a fee for the above-mentioned guarantee in the amount of CZK 10,000,000.00 (say: ten million Czech Crowns) on one-off basis by a bank transfer to the bank account of the Seller subject to effectiveness of the transfer of the purchased enterprise part.

Both parties undertake to sign the Handover Report upon the handover procedure.

The draft of the Contract further stipulates the remedial means in favor of the Buyer for the possible defective or missing assets, for possible not advised accounts payable or possible breaches of the Contract in the event of giving untrue or incomplete representations on part of the Seller.

The determined purchase price for SG Prague branch represents a 1.15 multiple of the estimated surplus of the net book value of assets over liabilities. Based on the above given information on the purchased part of the enterprise, purchase price and other contractual conditions, the Board of Directors of Komerční banka is convinced that Komerční banka will receive an adequate countervalue for the paid purchase price.

4. Impact of the purchase of SG Prague Branch on the Financial Indicators of Komerční banka

We expect that the purchase of SG Prague Branch will have a relatively small impact on the financial indicators of the future consolidated whole of Komerční banka, as

• SG Prague Branch forms approximately 4% of the total balance sum of the pro-forma consolidated whole.
• The loans granted to clients of SG Prague Branch represent 2.5% of the total loans of the pro-forma consolidated whole.
• The accounts payable to clients of SG Prague Branch represent 3.6% of the total amount of accounts payable of the pro-forma consolidated whole.

The overall capital position of the pro-forma consolidated whole measured by capital adequacy in accordance with the rules of the Czech National Bank will remain on a sufficiently high level. According to the pro-forma consolidated data as at 31st December, 2001 the capital adequacy of the consolidated whole would amount to 13.5%. The minimum value of 8% is thus complied with even after inclusion of the data of SG Prague Branch in the pro-forma consolidated whole.

5. Standpoint of the Authorized Expert to the Draft of the Contract on Purchase of a Part of Enterprise from the Point of View of the Price Correctness

The draft of the presented Contract was reviewed in accordance with the Commercial Code from the point of view of the price correctness by an authorized expert appointed for this purpose by the court. The standpoint of the expert executed on 22nd January, 2002 contains an opinion, that the proposed price is suitable and justified under the conditions stipulated in the contract draft and that the procedure of Komerční banka in evaluating the information

sources for designation of the price is considered reasonable and adequate by the expert.

6. Fulfillment of Other Legal Requirements

In accordance with the requirements of the Commercial Code and with regards to the need to be informed of the prepared purchase of a part of the enterprise, the applicable proposals and drafts of contractual and other documents – in particular the draft of the Contract on Sale of a Part of the Enterprise and the Report on Review of a Draft of the Contract on Sale of a Part of the Enterprise from the point of view of a price correctness (Expert Opinion of the Expert Institute) – were given available to shareholders of Komerční banka, a.s. in its registered office from 25th February, 2002, then they were deposited to the Collection of Deeds on 22nd February and the notice of depositing of the same was published in the Commercial Bulletin on 20th February, 2002.

This week, Komerční banka then received in accordance with the Act on Banks a prior consent of the Czech National Bank to conclude the Contract on Purchase of SG Prague Branch.

7. Realization of the Purchase

The Contract on Purchase of a Part of the Enterprise will be concluded by the Buyer and the Seller after receipt of a consent of the General Meeting of Komerční banka in such a way, so that the purchase of a part of the enterprise become effective as of 31st March, 2002.

8. Proposal of the Board of Directors to the General Meeting

With regards to the above-mentioned facts, the Board of Directors of Komerční banka proposes to the General Meeting to decide on conclusion of the Contract on Purchase of a Part of the Enterprise of SOCIETE GENERALE, represented by SG Prague Branch.

The Chairman of the Extraordinary General Meeting, Mr. Ladislav Petrásek, expressed thanks to Mr. Tomas Spurny for the speech made and asked Mr. Kubr from the Attorney's Office Procházka, Randl and Kubr to clarify the actual draft of the presented Contract on Purchase of a Part of the Enterprise.

Mr. Radan Kubr presented his report to the draft of the Contract as follows:

Based on the Contract on Sale of a Part of the Enterprise, which is submitted to you, KB will purchase a part of the enterprise of SOCIETE GENERALE, represented by SOCIETE GENERALE Prague Branch, pursuant to Section 476 and the following provisions of the Commercial Code.

Subject – Article 2

In accordance with Article 2, the Contract generally applies to all tangible, intangible and personal components of business of the branch as well as to all accounts payable associated with the enterprise part. The sold part of the enterprise is associated with items of assets, rights and other proprietary values, which belong to the enterprise and serve for operation of the

branch or are to serve this purpose with regards to their nature.
However, the sale does not apply to items, which do not pass in accordance with the law (for instance public law obligations, tax duties – Articles 2.3 an 2.4) unto the Buyer.

Purchase price for the enterprise part – Article 3.

The purchase price for the enterprise part was agreed as a fixed amount of one billion thirty million Czech Crowns.

Settlement – Article 4.

The settlement, that is implementation of transactions foreseen by the Contract is addressed in Article 4 of the Contract. The settlement will be carried out as of the last day of the month, in which the Contract is signed, unless the parties agree on a different date. The settlement is based on a principle of a payment against delivery, which means that all transactions will be executed as of the same moment.

At the moment of the settlement, the Seller will hand over to the Buyer /in particular/ the above-mentioned part of the enterprise, the ownership of the enterprise being transferred as of the close of the date of settlement, then the Seller shall hand over to the Buyer the related documentation. A handover report will be made of the handover of the sold part of the enterprise and the related documentation in accordance with the law, such report forming Enclosure No. II to the Contract. Apart from this, the Seller shall hand over to the Buyer a guarantee for the specified loan involvement towards the specific client of the branch in the form as specified in Enclosure No. I. to the Contract.

The Buyer shall pay on the same date to the Seller the purchase price for the enterprise in the above-mentioned amount and a fee for the guarantee in the amount of ten million Czech Crowns.

Mutual Obligations of the Parties – Articles 5 and 6.

The Contract stipulates in Articles 5 and 6 the mutual obligations of the parties for a period prior to the settlement and after the settlement, and it contains inter alia an obligation of the Seller to act in such a manner, so that the value of the enterprise not be reduced in the period from the date of signature of the Contract and the date of the settlement.

Representations and Warranties of the Seller – Article 7

In Article 7 of the Contract, the Seller provides relatively extensive warranties and representations concerning the business, assets, obligations as well as other legal relationships and aspects concerning the sold part of the enterprise.

Remedies of the Buyer – Article 9

Apart from the above-stated provisions, the Contract provides the Buyer with remedies under the conditions detailed in Articles 9.4 – 9.6. The Buyer has the right to a reasonable discount from the purchase price corresponding to the missing or defective property as well as to obligations, which were not addressed in the respective records. In the event of a breach of the warranties of the Seller, the Buyer shall have the right to claim from the Seller a payment of the deficit or undertaking of the [illegible]

the benefit of undertaking of the enterprise, which originated by such a breach. The claim of the Buyer shall not exceed in aggregate sum the amount of the purchase price.

Signature

The Contract shall be signed after its approval by this General Meeting. The Contract is signed in English and Czech languages. Should there be a dispute between the English and Czech version, the English version shall prevail. As of the date of signature of the Contract, the Seller will provide the Buyer with the so-called information letter, which will provide the Buyer with the information on material assets, liabilities and contracts concluded by the enterprise part as at the signature date.

Conclusion

The final version of the Contract is balanced, takes into account the interests of Komerční banka and its shareholders, depositors and other creditors.

The Chairman of the Extraordinary General Meeting, Mr. Ladislav Petrásek thanked Mr. Radan Kubr for the report and asked the Chairman of the Supervisory Board, Mr. Didier Alix for a standpoint of the Supervisory Board of Komerční banka, a. s. regarding the Contract draft.

The Chairman of the Supervisory Board, Mr. Didier Alix presented a standpoint of the Supervisory Board to the draft of the Contract in the French language, which was interpreted to the Czech language as follows:

„Allow me to inform you of the conclusions made by the Supervisory Board of Komerční banka, a. s., at its meeting held on 14th February, 2002, at which the Supervisory Board reviewed the proposed purchase of a part of the enterprise of SOCIETE GENERALE S.A., with the registered office in 29, BLD Haussmann, 75009 Paris, represented by the branch of SOCIETE GENERALE, Prague Branch, located in Prague 8, Pobřežní 3, Post Code 186 00 by Komerční banka, a. s., based on the draft of the Contract on Sale of this Part of the Enterprise.

Based on this review, the Supervisory Board of Komerční banka, a. s., recommends to the General Meeting to adopt a decision to conclude the Contract between SOCIETE GENERALE S.A. and Komerční banka, a. s., the subject of which shall be a transfer of a part of the enterprise of SOCIETE GENERALE S.A. represented by its branch of SOCIETE GENERALE in Prague to Komerční banka, a. s., in the wording as submitted to the General Meeting.„

The Chairman of the Extraordinary General Meeting, Mr. Ladislav Petrásek thanked to the Chairman of the Supervisory Board, Mr. Didier Alix for a presentation of the Supervisory Board's standpoint to the draft of the Contract and subsequently literally acquainted the shareholders with the expert report of KPMG on review of the draft of the Contract on Purchase of a Part of the Enterprise from the point of view a price correctness as follows:

Report on Review of the Draft of the Contract on Purchase of a Part of the Enterprise from the Point of View of a Price Correctness (Opinion of the Expert Institute) as concluded between SOCIÉTÉ GÉNÉRALE S.A. and Komerční banka, a. s.

Elaborated by: the Expert Institute of KPMG Česká republika, s.r.o., under reference 87-01/2002.

Report on Review of the Draft of the Contract on Purchase of a Part of the Enterprise from the Point of View of a Price Correctness (Opinion of the Expert Institute) as concluded between SOCIÉTÉ GÉNÉRALE S.A. and Komerční banka, a. s.

Subject of the Report: The Report concerns a correctness of the price stated in the draft of the Contract on Purchase of a Part of the Enterprise concluded between SOCIÉTÉ GÉNÉRALE S.A. and Komerční banka, a. s., the subject of which is SOCÉTÉ GÉNÉRALE, Prague Branch as required by Section 67a of the Commercial Code No. 513/1991 Coll. as amended.

Designation of the Report: The Report is designated for the shareholders of Komerční banka, a. s.

Contract Draft presented by: Komerční banka, a. s.

Author of the Report: KPMG Česká republika, s.r.o., Jana Masaryka 12, 120 00 Prague 2, the Expert Institute pursuant to the Decision of proc. ref. 180/96-OOD of the Ministry of Justrice of the Czech Republic executed on 3rd October, 1996.

Basic Information

Character of the Contract

Our expert institute was asked by the Board of Directors of Komerční banka, a. s. to prepare a report on review of a draft of the Contract on Purchase of a Part of the Enterprise between SOCIÉTÉ GÉNÉRALE S.A. (hereinafter referred also to as „SG„) and Komerční banka, a. s. (hereinafter referred also to as „Komerční banka„) from the point of view of a price correctness, the subject of which is a purchase of the enterprise of SOCIÉTÉ GÉNÉRALE, Prague Branch (hereinafter referred also to as „SGPB„) by Komerční banka (hereinafter referred also to as „Contract Draft„ only).

The Report is prepared based on a requirement of Section 67a of Act No. 513/1991 Coll. as amended. KPMG Česká republika, s.r.o., (hereinafter referred also to as „KPMG„) was designated for the purpose of submitting a report on review of the Contract Draft as an expert in the economic field – valuation of enterprises, know-how and business plans by Decision of the Municipal Court in Prague executed on 6th August 2001 under proc. ref. 4201/2001 – 4. This Report is based on the text of the Contract Draft, provided by KPMG Komerční banka on 22nd January, 2002, which forms an integral part of this Report.

Use of the Report prepared by the Expert Institute

The Report is designed for examination only by shareholders of Komerční banka exclusively in conjunction with holding of the General Meeting of Komerční banka, to which the Contract Draft will be submitted for an approval. The Report may not be used for different purposes.

Purpose of the Report – Issues

The purpose of this Report is to assume a standpoint to the correctness of the price stated in the Contract Draft from the point of view of shareholders of Komerční banka.

The purpose of this Report is also

- to state based on what method or methods the proposed price was designated
- to give a statement of opinion whether this method or methods are reasonable for the given case
- to state what price was achieved in the Contract Draft upon use of every of these methods, provided that more methods were applied
- to inform of whether and what special difficulties occurred upon the valuation.

3.1. Subject of the Enterprise – Finding

3.1.1. Price stated in the Contract Draft

The proposed price for a purchase of SGPB Enterprise amounts in accordance with the Contract Draft to CZK 1,030 million.

3.1.2. Methods applied to Designate the Price stated in the Contract Draft

The management (Board of Directors) of Komerční banka had a due diligence of SGPB performed as a part of preparations for the enterprise purchase. This due diligence procedure included, apart from other internal investigations, in particular the financial, tax and legal due diligence audit (hereinafter referred also to as „Due Diligence„), which were conducted by the external advisors of KPMG and the attorney's office PROCHÁZKA/RANDL/KUBR.

The findings made in the Due Diligence were also used for a valuation of SGPB, which was prepared by KPMG using the method of discounted cash flows in such a way, so that the so-called just value of the sold entity be obtained, that is such a value, which does not reflect any specific interests of the Seller or the Buyer. In conjunction with this valuation, the management of Komerční banka also performed an analysis of the additional effects, which will originate for Komerční banka by integration of SGPB as a result of the enterprise purchase.

The information obtained by the above-mentioned procedures its assessment became a basis for designation of the proposed price of SGPB.

Standpoint to the Price Correctness – Expert Opinion

In our opinion, the proposed price in the sum of CZK 1,030 million is suitable and justified based on the entry information and under the conditions set in the Contract Draft.

Statement of Opinion to the Adequacy of the Applied Method of the Price Designation

Expert Opinion

The procedure used in evaluation of the all-inclusive information sources by Komerční banka for designation of the price concerning SGPB stated in Clause 3.1. is considered reasonable and adequate.

Advice of what Price would be Designated, provided that Each of Specified Methods were to be Used – Expert Opinion

The procedure specified in Clause 3.1.2 is a standard and used method when purchasing an enterprise or any part thereof. No alternative procedure was applied.

Difficulties upon Valuation

No special difficulties were encountered by the valuating company upon valuation of SGPB.

Given in Prague on 22nd January, 2002
KPMG Česká republika, s.r.o.

Expert Clause

The Expert Opinion was prepared by the Expert Institute KPMG Česká republika appointed by the Ministry of Justice of the Czech Republic under the reference 180/96 OOD pursuant to the provisions of Section 21, Par. 3 of Act No. 36/1967 Coll. and the provisions of Section 6, Par. 1, Regulation No. 37/1967 Coll., in the field of economy, valuation of enterprises and their parts, know-how and business plans, elaboration of reports for shareholders and partners of business companies which are split, merged, fused or which change their legal form.

The Expert Opinion is registered under the sequence number 87-01/2002.
Given in Prague on 22nd January, 2002
KPMG Česká republika, s.r.o.
ROUND STAMP OF THE EXPERT INSTITUTE - FIELD OF ECONOMY - KPMG ČESKÁ REPUBLIKA s.r.o.

The Chairman of the Extraordinary General Meeting, Mr. Ladislav Petrásek raised a query, whether there was any written requirement for any explanation or whether anybody had any oral question regarding this clause of the agenda. Nobody responded in the hall.

The Chairman of the Extraordinary General Meeting, Mr. Ladislav Petrásek presented a proposed resolution as follows:

THIRD RESOLUTION

The Extraordinary General Meeting

A/ approves of
the draft of „Contract on Sale a Part of the Enterprise„, in English and Czech versions, concluded between SOCIETE GENERALE S.A., with the registered office in 29 BLD

Haussmann, 75009, Paris France, Registration No. in the French Commercial Register: R.C.S. Paris B 552 120 222 (1955B12022) as the Seller and Komerční banka, a.s. with the registered office in Prague 1, Na Příkopě 33, descr. No. 969, Post Code 114 07, Id. No. 45317054 entered in the Commercial Register maintained by the Municipal Court in Prague, Section B, Portfolio 1360, as the Buyer, the subject of which is a transfer of a part of the enterprise of the Seller represented by the Prague Branch of SOCIETE GENERALE, located in Prague 8, Pobřežní 3, Post Code 186 00, the legal form of which is an entrepreneur unit, for the proposed purchase price in the amount of CZK 1,030,000,000.00 /say: one billion thirty million Czech Crowns/, which is suitable and reasonable in accordance with „the Report on Reveiw of a Draft of the Contract on Purchase of a Part of the Enterprise from the Point of View of a Price Correctness (Opinion of the Expert Institute)„ – the expert – KPMG Česká republika, s.r.o.

B/ agrees to

a conclusion of the „Contract on Sale of a Part of the Enterprise„, in English and Czech versions, concluded between SOCIETE GENERALE S.A., with the registered office in 29, BLD Haussmann, 75009, Paris France, Registration No. in the French Commercial Register: R.C.S. Paris B 552 120 222 (1955B12022) as the Seller and Komerční banka, a. s., with the registered office in Prague 1, Na Příkopě 33, descr. No. 969, Post Code 114 07, Id. No. of

Company 45317054 entered in the Commercial Register maintained by the Municipal Court in Prague, Section B, Portfolio 1360, as the Buyer, the subject of which is a transfer of a part of the enterprise of the Seller represented by the Prague Branch of SOCIETE GENERALE, located in Prague 8, Pobřežní 3, Post Code 186 00, the legal form of which is an entrepreneur unit, for the proposed purchase price in the amount of CZK 1,030,000,000.00 /say: one billion thirty million Czech Crowns/.

C/ recognizes
„Report on Review of a Draft of the Contract on Purchase of a Part of the Enterprise from the Point of View of a Price Correctness (Expert Opinion of the Expert Institute)„ No. 87-01/2002 executed on 22nd January, 2002 from the expert – KPMG Česká republika, s.r.o., appointed by the Resolution of the Municipal Court in Prague under proc. ref. Nc 4201/2001-4 executed on 6th August, 2001.

Prior to actual voting, the Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek declared that in order to adopt the proposed resolution, it is necessary to have a three-quarter majority of the votes of all present shareholders and that the Extraordinary General Meeting is able to form quorum prior to the actual voting and capable of adopting decisions, as at the moment the shareholders, who hold shares in the total nominal value representing more than 63% of the registered capital of the bank are present in the meeting and no protest was raised against the exercise of the voting rights.

The voting regarding the proposed resolution was carried out by the present shareholders by ballots, which were submitted to the employees of INFO-7-znalecká organizace, s.r.o., authorized to count the votes, then the Chairman, Mr. JUDr. Ladislav Petrásek read from the deed which was submitted to him by the person authorized to count the votes, Mr. Ing. Radomil Kochánek, printed for this purpose from the computer by INFO-7-znalecká organizace, s.r.o., authorized to count the votes, the results of voting expressed in percentage as follows – the percentage of pro votes 99.990%, the percentage of con votes 0.008%, the percentage of abstentions 0.002%, the percentage of non-voting votes 0.000% and subsequently this deed was delivered to me.

The Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek stated that in accordance with the Commercial Code and Articles of Association of the Company the Third Resolution was approved by the required three-quarter majority of the votes of the present shareholders.

The decisive number of votes for adoption of this decision based on my findings resulting from the submitted Articles of Association of the Company and the Commercial Code was 75% of votes of the present shareholders – that is three quarters of the votes of the present shareholders, so the proposed resolution was adopted.

The draft of „the Contract on Sale of a Part of the Enterprise„, in English and Czech versions, concluded between SOCIETE GENERALE S.A., with the registered office in 29, BLD Haussmann, 75009, Paris France, Registration No. in the French Commercial Register: R.C.S. Paris B 552 120 222 (1955B12022) as the Seller and Komerční banka, a.s. with the registered office in Prague 1, Na Příkopě 33, descr. No. 969, Post Code 114 07, Id. No. of Company 45317054 entered in the Commercial Register maintained by the Municipal Court in Prague, Section B, Portfolio 1360, as the Buyer, the subject of which is a transfer of a part of the

enterprise of the Seller represented by the Prague Branch of SOCIETE GENERALE, located in Prague 8, Pobřežní 3, Post Code 186 00, the legal form of which is an entrepreneur unit, for the proposed purchase price in the amount of CZK 1,030,000,000.00 /say: one billion thirty million Czech Crowns/ as it was submitted to the Notary by Komerční banka, a.s. forms in a notarized copy Enclosure No. 8 to this Notary Record.

PART THREE

Based on my personal presence in the session of the Extraordinary General Meeting of Komerční banka, a.s. I certify upon negotiation of Clause 4 of the proposed agenda – „Change of Articles of Association„ the below-mentioned facts.

Regarding Clause 4 of the proposed agenda – „Change of Articles of Association„ the Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek asked the Vice-Chairman of the Board of Directors, Mr. Peter Palečka to present a proposal of the resolution for change to the Articles of Association, who presented it as follows:

Fourth Resolution

The Extraordinary General Meeting decided to change Section 18, Par. 1, Par. 6 and Par. 10 of the valid Articles of Association of the Bank as follows:

Section 18

(1) The Board of Directors consists of six members, natural persons, who fulfill the conditions set by the legal regulations and who are elected by the Supervisory Board based on a proposal of its Committee for Remuneration and Personnel Issues by an absolute majority of all members of the Supervisory Board. The office period of a member of the Board of Directors is four years.

(6) The meeting of the Board of Directors is summoned up on a regular basis, at least 20 times per year and conducted by its Chairman or if he is absent by the Vice-Chairman of the Board of Directors. If the Chairman and Vice-Chairman of the Board of Directors are absent, the meeting is summoned up and conducted by a member of the Board of Directors authorized by the Board of Directors (hereinafter referred to as „Chairman„ only). Any member of the Board of Directors may ask for summoning up of a meeting of the Board of Directors giving a reason for such summoning. If the meeting of the Board of Directors is not summoned up in such a

case within 5 days from a delivery of the request for the summoning to the Chairman, or Vice-Chairman as applicable, the respective member of the Board of Directors is authorized to summon up and conduct the meeting of the Board of Directors on its own.

(10) The Board of Directors adopts a resolution by an absolute majority of the present members of the Board of Directors. Upon a parity of votes, the vote of the Chairman shall prevail.

The Chairman of the Extraordinary General Meeting, Mr. Ladislav Petrásek stated, that the changes to Articles of Association proposed by the Board of Directors were available as of 25th February, 2002 to shareholders for examination in the company's registered office and at the internet address of Komerční banka, a. s., and also that in sense of the Commercial Code

the shareholders, who intend to apply counter proposals at the General Meeting against proposals of changes to the Articles were obliged to deliver the written version of their proposals or counter proposals to the registered office of the bank at least five working days prior to holding of the General Meeting. Komerční banka, a. s., did not receive any proposal or counter proposal to the changes to Articles of Association, so the only proposal is a proposal of the Board of Directors received by shareholders upon attendance. A full version of the existing Articles of Association is available to shareholders in the information center.

The Chairman of the Extraordinary General Meeting, Mr. Ladislav Petrásek asked whether the information center holds any written requirement for an explanation and after an affirmative response he waited for the requirement for the explanation from Mr. Zbyněk Matoušek, and read it as follows:

„May the Board of Directors give its standpoint to the resignation of Tomáš Spurny and other able managers of Komerční banka, a. s.? As the shareholders, it does not seem much too advisable that Komerční banka be managed only by the French managers, who do not the local environment and do not have a good orientation on the Czech local market. Will the Board of Directors convince me that the opposite is true? Why SOGE did not elect the model (well proven) with the Czech managers like the owners of Česká spořitelna or ČSOB did it?„

This query was answered by the Chairman of the Board of Directors and Managing Director of the Company, Mr. Alexis Raymond Juan.

The Chairman of the Extraordinary General Meeeting, Mr. Ladislav Petrásek, invited a shareholder asking for an explanation to present his requirement:

Mr. Jan Sieger presented his requirement for an explanation regarding Section 18 Par. 1 of the Articles of Association, namely whether the increase of the number of members of the Board will have any influence on the function of the system of the bank's internal control, as he has a resonable suspicion that the functionality of this system shows principal deficiencies.

The query was answered by the Chairman of the Board of Directors and the Managing Director of the Company, Mr. Alexis Raymond Juan, who said:
„First, I should say that the Board of Directors does not control, but manages the bank, the controlling function is entrusted to the Supervisory Board. As regards the increased number of members of the Board of Directors, the objective is to reinforce the management of Komerční banka, which is now found in the stage of transformation, which is a very active stage and the Chairman of the Board of Directors may not be responsible for all the agenda and should only designate the basic directions of the bank. Therefore, we created this post of a deputy, who will take care of the bank's operation, which is all in the interest of increasing the effectiveness.„

Prior to actual voting, the Chairman of the Extraordinary General Meeting, Mr. Ladislav Petrásek announced that in order to adopt the proposed resolution, a two-third majority of votes of the present shareholders is required and that the General Meeting is able to form a quorum prior to the actual voting and qualified to adopt decisions as the shareholders, who hold the shares in the total nominal value, which represents 63.311% of the registered capital of the company are present and no protest was filed against the exercise of the voting rights.

The voting regarding the proposed resolution was carried out by the present shareholders by ballots, which were submitted to the employees of INFO-7-znalecká organizace, s.r.o., authorized to count the votes, then the Chairman, Mr. JUDr. Ladislav Petrásek read from the deed which was submitted to him by the person authorized to count the votes, Mr. Ing. Radomil Kochánek, printed for this purpose from the computer by INFO-7-znalecká organizace, s.r.o., authorized to count the votes, the results of voting expressed in percentage as follows – the percentage of pro votes 99.991%, the percentage of con votes 0.007%, the percentage of abstentions 0.002%, the percentage of non-voting votes 0.000% and subsequently this deed was delivered to me.

The Chairman of the Extraordinary General Meeting, Mr. JUDr. Ladislav Petrásek stated that in accordance with the Commercial Code and Articles of Association of the Company the Fourth Resolution was approved by the required two-third majority of the votes of the present shareholders.

The decisive number of votes for adoption of this decision based on my findings resulting from the submitted Articles of Association of the Company and the Commercial Code was 67% of votes of the present shareholders – that is two thirds of the votes of the present shareholders, so the proposed resolution was adopted.

## PART FOUR

Based on the above-mentioned facts I hereby certify that the legal negotiations and formalities which are obligatory for the company or the Extraordinary General Meeting and to which I witnessed are in my opinion in accordance with the legal regulations. I also certify that the decisions stated in Part Two and Three of this Notary Record were adopted by the Extraordinary General Meeting.

I hereby state that in my opinion, the content of these decisions is in accordance with the legal regulations as well as the presented Articles of Association.

The Notary Record was made of the above facts, read and pronounced expressly by the Chairman of the Extraordinary General Meeting and then approved.

JUDr. Ladislav Petrásek, in his own hand

Round stamp: JUDr. LIBUŠE VILDOVÁ, Notary in Prague

Enclosure No. 1

DUPLICATE COPY

# Excerpt

from the Commercial Register
maintained with the Prague City Court
Section B, File No. 1360

---

Date of incorporation: 5th March 1992

Corporate name: Komerční banka, a.s.

Registered office: Prague 1, Na Příkopě 33, building identification number 969, postcode 114 07

Identification number: 45 31 70 54

Legal form: public limited company (a joint-stock company)

Company's objects:
- The objects of the Bank's business are specified in sections 1 and 2 of Banking Act No. 21/1992 Coll. The Bank's objects of business are as follows:
- a) acceptance of deposits from the public
- b) granting loans
- c) investing in securities on own account
- e) making and receiving payments and administration of clearing system
- f) issue of payment instruments, such as payment cards and traveller's cheques
- g) provision of guarantees
- h) issue of letters of credit
- i) collection services
- j) dealing on its own account or on a client's account in:
  1. foreign currencies
  2. futures and options including exchange rate and interest rate trades
  3. negotiable securities
- k) participation in the issue of shares and provision of services relating thereto
- l) financial brokerage
- m) business consultancy
- o) custody and administration of securities or other valuables
- q) foreign exchange operations (foreign exchange purchase)
- r) providing banking information
- s) rental of safe-deposit boxes
- issue of mortgage bonds pursuant to special legislation

d) financial leasing

n) administration of client's securities on its own account including consultancy (portfolio management)

p) depository's services

Section B, File No. 1360

Statutory body - Board of Directors:

Member: Matúš Púll, personal identification number: 490625/214
Vrané nad Vltavou, Nad školkou 530, Prague-West District
postcode 252 46
in the office as of: 5th October 2001

Chairman: Alexis Raymond Juan, birth date 11th June 1943
85 Rue Tocqueville, 750 17 Paris
French Republic
in the office as of: 5th October 2001
in the Board as of: 5th October 2001

He is the person who will be responsible for the performance of activity of the brokerage house.

Member: Tomas Spurny, personal identification number: 650416/1433
Prague 7, Trojská 659/183, postcode 171 00
in the office as of: 5th October 2001

Vice-Chairman: Peter Palečka, personal identification number: 591103/6692
Černošice, Jahodová 1565, Prague-West District, postcode 252 28
in the office as of: 5th October 2001
in the Board as of: 5th October 2001

Member: Patrice Georges Jacques Cheroutre, birth date 20th May 1951
Prague 5, Barrandovská 13/160, postcode 152 00
in the office as of: 5th October 2001

Acting on behalf of the Bank:
The Board of Directors as the statutory body shall act on behalf of the Bank in all matters, either by all members of the Board of Directors jointly or by any two members of the Board jointly

Signing on behalf of the Bank: Either all members of the Board of Directors jointly or any two members of the Board jointly shall sign on behalf of the Bank.

Supervisory Board:

Member: Petr Laube, personal identification number 490708/118
Prague 5, Košiře, Kvapilova 958/9
in the office as of: 8th October 2001

Member: Ing. Pavel Krejčí, personal identification number 631108/0644
Olomouc, Rolsberská 30, postcode 772 00
in the office as of: 26th May 1997
the term of office of Supervisory Board member expired as of: 27th May 2001

Member: Ing. Miroslava Šmídová, personal identification number 655506/0094
Pzeň, Žižkova 55 Plzeň-město District, postcode 320 15
in the Supervisory Board as of: 27th May 2001

Member: Ing. Jan Kučera, personal identification number 511030/013
Náchod, Ovocná Str. 1576, postcode 574 01
in the Supervisory Board as of: 27th May 2001

Member: Jan Juchelka, personal identification number 710919/5148
Poděbrady, Jižní 1339, Nymburk District, postcode 290 01
in the office as of: 8th October 2001

Member: Didier Alix, birth date 16th August 1946
14, bis Rue Raynouard, 75116 Paris
French Republic
in the office as of: 8th October 2001

Member: Jean – Louis Mattei, birth date 28th September 1947
24, Rue Pierre et Marie Curie, 75005 Paris
French Republic
in the office as of: 8th October 2001

Member: Christian Achille Frederic Poirier, birth date 30th November 1948
19, Rue Mademoiselle, 78000 Versailles
French Republic
in the office as of: 8th October 2001

Member: Séverin Cabannes , birth date 21st July 1958
14, Rue de Voisins, 78430 Louveciennes
French Republic
in the office as of: 8th October 2001

Shares:
38,009,852 listed ordinary bearer shares in the nominal value of CZK 500,-

| | |
|---|---|
| Registered capital: | CZK 19,004,926,000 |
| Of which paid up: | 100 % |

Other facts:
- Manner of the Company's establishment:
In accordance with the privatisation project of the state financial institution Komerční banka, with the registered office in Prague, Na příkopech 28, approved by resolution of the Government of the Czechoslovak Federative Republic No. 1 of 9 January 1992 and No. 109 of 20 February 1992, the National Property Fund of the Czech Republic, as the sole promoter, established the public limited company styled Komerční banka, a. s. based on the Founding Deed of 3 March 1992 under section 172 of the Commercial Code.
- An amendment to the Articles of Association adopted by the General Meeting held on 16 July 1992 has been registered.

- An amendment to the Articles of Association adopted by the General Meeting held on 8 November 1993 has been registered.
- An amendment to the Articles of Association adopted by the General Meeting held on 29 April 1994.
- An amendment to the Articles of Association adopted by the General Meeting held on 6 May 1996.

-----------------------------Accuracy of this excerpt is hereby confirmed-----------------------------
Prague City Court

Date: 22nd February 2002
Excerpt number: 33602/2002

Executed by: Ondráková

I certify that this duplicate copy in the form of a photocopy literally agrees to the original of the number of pages: 3 of which it was made. This duplicate copy is complete and includes the certification clause and contains 3 pages.
The presented deed does not contain changes, amendments, inserts, or deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies with the submitted deed. By seeing the document, the Notary does not verify the truth of the facts stated in the deed.

Given in Prague on 26th February, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

Alena Mokroluská authorized by the Notary, JUDr. Libuše Vildová in Prague

I certify that this duplicate copy in the form of a photocopy literally agrees to the original of the number of pages: 3 of which it was made. This duplicate copy is complete and includes the certification clause and contains 3 pages.
The presented deed does not contain changes, amendments, inserts, or deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies with the submitted deed. By seeing the document, the Notary does not verify the truth of the facts stated in the deed.

Given in Prague on 27th March, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

Anna Netolická authorized by the Notary, JUDr. Libuše Vildová in Prague

Enclosure No. 2

DUPLICATE COPY

STATEMENT OF HONOR

I, the undersigned Vice-Chairman of the Board of Directors of Komerční banka, a.s. with the registered office in Prague 1, Na Příkopě 33, descriptive No. 969, Post Code 114 07, Company Identification Number 45317054, Peter Palečka, birth index 591103/6692, permanently residing in Černošice, Jahodová 1565, district of Prague – West REPRESENT on behalf of the Board of Directors of Komerční banka, a.s. that

- the notarized copy of the Extract from the Commercial Register of Komerční banka, a.s. maintained by the Municipal Court Prague, Section B, Portfolio 1360 executed on 22nd February, 2002 submitted within the frame of preparations for the Extraordinary General Meeting of the company to the Notary, JUDr. Libuše Vildová, contains the up-to-date condition of the data about the company entered in the Commercial Register and all data contained therein are unchanged as of the date of holding the Extraordinary General Meeting,
- the Articles of Association of the company dtd. 8th October, 2001 submitted within the frame of preparations for the Extraordinary General Meeting of the Company to the Notary, JUDr. Libuše Vildová were submitted to the Notary in the last up-to-date version,
- the notice of holding of the Extraordinary General Meeting was apart from its publishing in Hospodářské noviny on 25th February, 2002 also posted on the official bulletin boards in the registered office of the bank in sense of the valid Articles of Association,
- none of shareholders established in favor of the Company any mortgage right to at least one share of the company as a security for the coverage of costs incurred in sending the notice of holding the Extraordinary General Meeting and therefore did not ask either for sending of a notice of holding of the Extraordinary General Meeting,
- the proposal of changes to the Articles of Association of the Company was available to the shareholders from 25th February, 2002 for examination in the registered office of Komerční banka, a.s. and on the internet address of www.kb.cz
- in accordance with the provisions of Section 180 Par. 5 of the Commercial Code the company did not receive in a term of five working days prior to holding of the Extraordinary General Meeting any proposal or counter-proposal concerning the proposal for a transfer of a part of the enterprise and a proposal for a change to the Company Articles of Association,
- the company did not receive any written notice in the meaning of the provisions of Section 183d of the Commercial Code.

**Given in Prague on 28th March, 2002**

I certify that this duplicate copy in the form of a photocopy
literally agrees to the original of the number of pages: 1
of which it was made. This duplicate copy is complete and includes
the certification clause and contains 1 page.
The presented deed does not contain changes, amendments, inserts, or
deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies
with the submitted deed. By seeing the document, the Notary does not
verify the truth of the facts stated in the deed.

Given in Prague on 28th March, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

Alena Mokroluská authorized by the Notary, JUDr. Libuše Vildová in Prague

Enclosure No. 3

**Notice of Holding of the General Meeting**
**The Board of Directors of Komerční banka, a.s. summons up**
**in accordance with the provisions of Section 9 Par. 2 of the Articles of Komerční banka, a.s.**

## THE EXTRAORDINARY GENERAL MEETING

**Of Komerční banka, a.s.,**

With the registered office in Prague 1, Na Příkopě 33, descriptive No.969, Post Code 114 07, Company Identification No.: 45317054, entered in the Commercial Register maintained by the Municipal Court in Prague, Section B, Portfolio 1360 (hereinafter referred to as "Bank" only),

Which will be held on 28th March, 2002 from 15:00 hrs. in the Congress Hall of the Ambassador Hotel, Václavské náměstí 5-7, Prague 1.

Agenda:

1. Commencement
2. Approval of the Negotiation and Voting Rules of Procedure of the General Meeting, election of its Chairman, Minuteman, Verifiers of the Minutes and Persons authorized to count the votes
3. Decision on conclusion of a contract, the subject of which is a sale of a part of the enterprise of Société Générale S.A., Prague Branch to Komerční banka, a.s.
4. Change to the Articles of Incorporation
5. Conclusion

The draft of the Contract the subject of which is a sale of part of the enterprise of SOCIÉTÉ GÉNÉRALE S.A. represented by its Czech branch of SOCIETE GENERALE in Prague to Komerční banka, a.s. after a review performed by the Supervisory Board with the report of the authorized expert is kept in the collection of deeds of the Commercial Register of the Municipal Court in Prague, Section B, Portfolio 1360 from 25th February, 2002 and this fact was published in the Business Bulletin on 20th February, 2002.

In the proposal to change of the Articles of Association there is an increase of the number of members of the Board of Directors from five to six and adjustment of the method of decision-making of the Board of Directors in such a way, that the Board of Directors decides by an absolute majority of the present members of the Board of Directors and in the event of a parity of votes, the decisive vote shall be the vote of the Chairman.

The proposal of changes to the Articles of Association is available to shareholders for examination from 25th February, 2002 in the registered office of Komerční banka, a.s., on working days from 8:00 to 16:00 hrs. and also at the internet address of www.kb.cz. Each shareholder has the right to request sending of a copy of the draft of the Articles of Association at its own expense and at its own risk.

Komerční banka, a.s. informs the shareholders of the fact, that if they intend to apply counter proposals at the General Meeting against proposals of the changes to the Articles of Incorporation, they shall be obliged to deliver in accordance with Section 180 Par. 5 of the Commercial Code a written wording of their proposals or counter proposals to the registered office of Komerční banka, a.s. at least 5 working days prior to the date of holding of the General Meeting.

Decisive Day:

The decisive day for participation in the General Meeting is 21st March, 2002.

Registration of Shareholders:
The registration of shareholders will take place from 14:00 hrs. in the place of holding of the General Meeting.
Upon the registration, the shareholders – natural persons will prove their identities with valid personal identity cards. In the event of a power of attorney, the proxy will prove his identity with a valid identity card and then hand over the original or notarized copy of the written power of attorney.

If the shareholder is a legal entity (juristic person), the person acting on its behalf will prove upon the registration in accordance with the Excerpt from the Commercial Register or other records with a valid personal identity card and will hand over the original or a notarized copy of the up-to-date excerpt from the Commercial Register or from another lawful register or as applicable the original or a notarized copy of a decision of the shareholder – juristic person certifying the authorization to act on its behalf. The shareholder's representative will hand over together with the original or a notarized copy of the current excerpt from the Commercial Register or another register the original or a notarized copy of a written power of attorney granted or another document certifying his right to act on behalf of the company and will also prove with his valid personal identity card. An heir of the shareholder will hand over upon the attendance the official document certifying his/her rights.

Board of Directors of Komerční banka, a.s.

**Enclosure No. 4**

**Notice of Deposit/Custody of a Draft of the Contract on Sale of a Part of Enterprise to the Collection of Deeds**

The Board of Directors of Komerční banka, a.s. with the registered office in Na Příkopě 33, descriptive No. 969, Prague 1, 114 07, Company Identification Number 45317054, entered in the Commercial Register maintained by the Municipal Court in Prague, Section B, Portfolio 1360

Announces

in the meaning of the provisions of Section 67a Par. 5 and Section 220d Par. 1, First Sentence of the Commercial Code that as of 25th February, 2002 the Collection of Deeds of the Commercial Register of the Municipal Court in Prague, Section B, Portfolio 1360 will contain a draft of the Contract on Sale of a Part of the Enterprise (hereinafter referred to as "Contract" only) after a review performed by the Supervisory Board together with the report of the expert, which was elaborated based on the provision of Section 67a Par. 3 and Section 220c of the Commercial Code for the purpose of reviewing the Contract from the point of view of a price correctness.

The parties to the Contract are:

1) SOCIÉTÉ GÉNÉRALE S.A., with the registered office in 29, BLD Haussmann, 75009 Paris, France, registration number in the French Commercial Register: R.C.S. Paris B 552 120 222 (1955B12022) as the Seller and

2) Komerční banka, a.s. with the registered office in Prague 1, Na Příkopě 33, descriptive No. 969, Post Code 114 07, Czech Republic, Identification Number of the Company 45317054, entered in the Commercial Register maintained by the Municipal Court in Prague, Section B, Portfolio 1360 as the Buyer.

The subject of the Contract is a sale of a part of the enterprise of the Seller represented by its Czech branch of SOCIETE GENERALE in Prague, located in Prague 8, Pobřežní 3, Post Code 186 00, entered in the Commercial Register maintained by the Municipal Court in Prague, Section A., Portfolio 23517 unto the Buyer in accordance with Section 476 and foll. the Commercial Code.

The material requirements of the Contract are the undertaking of the Seller to hand over the specified part of the enterprise to the Buyer and transfer its ownership right to the specified part of the enterprise unto the Buyer and the undertaking of the Buyer to take over the obligations of the Seller related to the above-mentioned part of the enterprise and to pay to the Seller the purchase price in the amount of CZK 1,030,000,000.00 (say: one billion thirty million Czech Crowns).

**Enclosure No. 5**
**No. 174/2002**

**STATEMENT OF HONOR**

We the undersigned Chairman of the Extraordinary General Meeting of Komerční banka, a.s., JUDr. Ladislav Petrásek, birth index 430508/108, residing in Prague 9, Homolová 496 and the minuteman of the Extraordinary General Meeting of Komerční banka, a.s., Mgr. Renata Mašková, birth index 745529/3901, residing in Štěpánovice, Tišnov, Post Code 666 02, elected to their posts within the frame of Clause 2 of the agenda of the Extraordinary General Meeting of Komerční banka, a.s. held on 28th March, 2002 as the persons confirming in the meaning of Section 185 Par. 2 of the Commercial Code the correctness of the list of present shareholders agreed to say, that

- the list of present shareholders of the Extraordinary General Meeting of Komerční banka, a.s. registered the attendance of only those shareholders, who owned based on the Excerpt from the Issuer's Register of Listed Shares executed on 21st March, 2002 from the Securities Center the shares of the company as of the decisive day, that is as of 21st March, 2002
- nobody raised any protest in the sense that he/she was not admitted to the session of the Extraordinary General Meeting.

Given in Prague on 28th March, 2002

..............................

..............................

I certify that this duplicate copy in the form of a photocopy literally agrees to the original of the number of pages: 1 of which it was made. This duplicate copy is complete and includes the certification clause and contains 1 page.
The presented deed does not contain changes, amendments, inserts, or deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies with the submitted deed. By seeing the document, the Notary does not verify the truth of the facts stated in the deed.

Given in Prague on 28th March, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

**Enclosure No. 6**

**DUPLICATE COPY**

**CZECH NATIONAL BANK**
**Na Příkopě 28**
**115 03 PRAGUE 1**

**Section of the Bank Supervision**
**Department of Remote Supervision 1**

**Given in Prague on 25th March, 2002**

**Komerční banka, a.s.**
**JUDr. Ladislav Petrásek**
**Na Příkopě 33**
**114 07 Prague 1**

**Subject:**

**Approval of the Excerpt from the Register of the Issuer of Listed Shares.**

The Czech National Bank **approves** in accordance with the provisions of Section 20a Par. 2 of Act No. 21/1992 on Banks as amended the list of shareholders of Komerční banka, a.s. stated in the Excerpt from the Register of Issuer of the Listed Shares executed on 21st March, 2002.

CZECH NATIONAL BANK
Na Příkopě 28
115 03 PRAGUE 1

Section of the Bank Supervision
Department of Remote Supervision 1

Ing. Karel Gabrhel
Director of the Department of Remote Supervision 1

Ing. Zdeněk Hebký, CSc.

I certify that this duplicate copy in the form of a photocopy literally agrees to the original of the number of pages: 1 of which it was made. This duplicate copy is complete and includes the certification clause and contains 1 page.
The presented deed does not contain changes, amendments, inserts, or deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies with the submitted deed. By seeing the document, the Notary does not verify the truth of the facts stated in the deed.

Given in Prague on 26th March, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

Alena Mokroluská authorized by the Notary, JUDr. Libuše Vildová in Prague

I certify that this duplicate copy in the form of a photocopy literally agrees to the original of the number of pages: 1 of which it was made. This duplicate copy is complete and includes the certification clause and contains 1 page.
The presented deed does not contain changes, amendments, inserts, or deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies with the submitted deed. By seeing the document, the Notary does not verify the truth of the facts stated in the deed.

Given in Prague on 27th March, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

Anna Netolická authorized by the Notary, JUDr. Libuše Vildová in Prague

# SMLOUVA O PRODEJI ČÁSTI PODNIKU

**mezi**

**SOCIÉTÉ GÉNÉRALE S.A.**

***jako Prodávajícím***

**a**

**KOMERČNÍ BANKOU, A.S.**

***jako Kupujícím***

**ze dne • 2002**

# OBSAH

TATO SMLOUVA O PRODEJI ČÁSTI PODNIKU ze dne • 2002 je uzavřena mezi:

1. **SOCIÉTÉ GÉNÉRALE S.A.**, se sídlem 29, BLD Haussmann, 75009 Paříž, Francie, číslo registrace ve francouzském obchodním rejstříku: R.C.S. Paris B 552 120 222 (1955B12022), jako prodávajícím (dále jen "**Prodávající**");

a

2. **Komerční bankou, a.s.**, se sídlem Praha 1, Na Příkopě 33, čp. 969, PSČ 114 07, Česká republika, IČ 45 31 70 54, zapsanou v obchodním rejstříku vedeném Městským soudem v Praze, oddíl B, vložka 1360, jako kupujícím (dále jen "**Kupující**").

**PREAMBULE**

Prodávající v České republice podniká prostřednictvím své pobočky, SOCIETE GENERALE, pobočka Praha, umístěné v Praze 8, Pobřežní 3, PSČ 186 00, na základě povolení působit jako banka vydaného podle zákona č. 21/1992 Sb., o bankách, ze dne 29. září 1997.

Dne 12. července 2001 Fond národního majetku České republiky jako prodávající a Prodávající jako kupující uzavřeli Smlouvu o koupi akcií upravující převod většinového podílu na Kupujícím z Fondu národního majetku České republiky na Prodávajícího. V článku 7.4 smlouvy se Prodávající zavázal, že vyvine veškeré rozumné úsilí, aby začlenil svoji stávající českou pobočku do Kupujícího, jakmile to bude možné.

Před datem uzavření této Smlouvy (i) začali již někteří ze zaměstnanců Prodávajícího pracovat pro Kupujícího a někteří z klientů Prodávajícího začali být pravděpodobně obsluhováni Kupujícím v souvislosti s koupí většinového podílu na Kupujícím Prodávajícím a s procesem začlenění české pobočky Prodávajícího do podnikání Kupujícího a (ii) Kupující a jeho odborní poradci provedli audit SOCIETE GENERALE, pobočka Praha. Prodávající a Kupující si nyní přejí formálně převést zbývající zaměstnance, klienty a rovněž i ostatní součásti podnikání SOCIETE GENERALE, pobočka Praha na Kupujícího.

Česká národní banka udělila předchozí souhlas k uzavření smlouvy o prodeji Podniku SOCIETE GENERALE, pobočka Praha rozhodnutím ze dne • 2002.

Valná hromada Kupujícího schválila uzavření smlouvy o prodeji Podniku SOCIETE GENERALE, pobočka Praha usnesením ze dne • 2002.

S OHLEDEM NA UVEDENÉ se strany dohodly následovně:

## 1. DEFINICE A VÝKLAD

1.1. Definice.

Následující výrazy v této Smlouvě budou mít význam níže uvedený, pokud z kontextu nebude vyplývat něco jiného. Tyto definice se použijí stejným způsobem pro jednotné i množné číslo definovaných výrazů.

"**Aktiva Podniku**" znamená všechny věci, práva a jiné majetkové hodnoty náležející k Podniku v Den účinnosti, s výjimkou položek popsaných v Článku 2.4.

"**Auditovaná závěrka**" znamená auditovanou rozvahu a auditovaný výkaz zisků a ztrát Pobočky za rok 2000, sestavené k 31. prosinci 2000, včetně příloh a zprávy auditora, přičemž přesné kopie všech těchto dokumentů jsou připojeny k Informačnímu dopisu.

"**Česká účetní pravidla**" znamená zákon č. 563/1991 Sb., o účetnictví, v platném znění, postupy účtování pro banky (včetně opatření č. 282/41 410/1993 Ministerstva financí, kterým se stanoví účetní osnova a postupy účtování pro banky a opatření č. 282/64 050/1997 Ministerstva financí, kterým se stanoví uspořádání a obsahové vymezení položek účetní závěrky), postupy účtování pro podnikatele, vyhlášky, sdělení, metodické pokyny a jiné předpisy týkající se účetních pravidel.

"**Daňové potvrzení**" znamená rozhodnutí správce daně na základě § 38e odst. 8 Zákona o daních z příjmů, podle kterého se nevyžaduje provedení jakékoliv srážky zajištění daně v souvislosti s platbami ve prospěch Prodávajícího. Toto rozhodnutí musí být pravomocné.

"**Den účinnosti**" znamená poslední den měsíce, ve kterém byla tato smlouva uzavřena nebo jiný den, na kterém se smluvní strany písemně dohodly.

"**Devizový zákon**" znamená zákon č. 219/1995 Sb., devizový zákon, v platném znění.

"**DPH**" znamená daň z přidané hodnoty podle zákona č. 588/1992 Sb., v platném znění, nebo jakoukoliv obdobnou daň, která ji může v budoucnu nahradit.

"**Duševní vlastnictví**" znamená veškeré duševní vlastnictví náležející k Podniku v Den účinnosti, včetně, bez omezení, patentů, ochranných známek, práv k průmyslovým vzorům, žádostí o cokoliv z výše uvedeného, autorských práv (včetně práv k počítačovým programům), know-how, obchodního tajemství, seznamů dodavatelů a klientů a ostatních důvěrných a vyhrazených znalostí a informací, práv k databázím a licenčních práv. "Duševní vlastnictví" nezahrnuje Obchodní firmu, Obchodní značku a taková další práva duševního vlastnictví, která nepřecházejí z Prodávajícího na třetí osobu podle § 479 odst. 2 Obchodního zákoníku.

"**Hmotná aktiva Podniku**" znamená veškerá hmotná Aktiva Podniku vlastněná Prodávajícím v Den účinnosti. Seznam Hmotných aktiv Podniku (kromě drobného hmotného investičního majetku, jak je tento termín používán v Českých účetních

pravidlech) ke dni podpisu této Smlouvy je připojen k Informačnímu dopisu.

"**Informační dopis**" znamená dopis Prodávajícího Kupujícímu, který bude doručen v den podpisu této Smlouvy. Tento dopis (i) stanoví výjimky z Ujištění Prodávajícího (do té míry, do jaké bude obsahovat pravdivá sdělení o skutečnostech, které by jinak byly v nesouladu s Ujištěními Prodávajícího), (ii) bude obsahovat popis jistých Aktiv Podniku a ostatních položek ke dni podpisu této Smlouvy a (iii) po jeho písemném odsouhlasení Kupujícím se stane součástí této Smlouvy. Tento dopis musí mít formu uspokojivou pro Kupujícího.

"**Klientské vztahy**" znamená veškerá práva náležející k Podniku a závazky související s Podnikem a týkající se klientů, včetně, bez omezení, veškerých práv a závazků vznikajících v souvislosti s Úvěrovými smlouvami, jakýmikoliv jinými formami úvěru, Zajištěním a jinými závazky přijatými Prodávajícím ve prospěch klientů nebo třetích stran anebo klienty nebo třetími stranami ve prospěch Prodávajícího, klientskými bankovními účty a vklady, transakcemi s devizami, cennými papíry a deriváty a jakýmkoliv jiným Kontraktem, dokumentem nebo právním důvodem.

"**Kontrakty**" znamená veškeré smlouvy, jichž je Prodávající stranou a jež se týkají Podniku, včetně, bez omezení, všech Nájemních smluv, Úvěrových smluv a pojistných smluv.

"**Kupní cena**" znamená částku 1.030.000.000,-- Kč (jedna miliarda třicet milionů korun českých).

"**Majetek třetích osob**" znamená jakýkoliv majetek umístěný v Pobočce nebo používaný v souvislosti s Podnikem, který ale není vlastněn Prodávajícím v Den účinnosti, včetně, bez omezení, majetku užívaného Prodávajícím na základě leasingových smluv nebo majetku dodaného Prodávajícímu s výhradou vlastnictví, pokud podmínky pro přechod vlastnického práva na Prodávajícího nebyly ke Dni účinnosti splněny.

"**Mezibankovní vztahy**" znamená všechna práva náležející k Podniku a závazky související s Podnikem týkající se bank a finančních institucí, včetně, bez omezení, práv a závazků vznikajících v souvislosti s mezibankovními úvěry a depozity, Zajištěním a jinými závazky přijatými Prodávajícím ve prospěch bank nebo finančních institucí nebo takovými bankami a finančními institucemi ve prospěch Prodávajícího, transakcemi s devizami, cennými papíry a deriváty a jakýmkoliv jiným Kontraktem, dokumentem nebo právním důvodem.

"**Mezitímní závěrka**" znamená neauditovanou rozvahu a neauditovaný výkaz zisků a ztrát Pobočky za období od 1. ledna 2001 do 30. června 2001, sestavené k 30. červnu 2001, přičemž přesné kopie všech těchto dokumentů jsou připojeny k Informačnímu dopisu.

"**Nájemní smlouvy**" znamená nájemní smlouvy mezi Prodávajícím a IBC, a.s. ze dnů 13. května 1998 a 31. srpna 1999, týkající se prostor Pobočky v Praze 8, Pobřežní 3, PSČ 186 00, nájemní smlouvu mezi Prodávajícím a UNISTAV, a.s. ze dne 4. září

1995, týkající se prostor Pobočky v Brně a nájemní smlouvu mezi Prodávajícím a Vega-realitní společnost s.r.o. ze dne 24. února 1997, týkající se prostor Pobočky v Ostravě.

"**Obchodní firma**" znamená slova "SOCIETE GENERALE".

"**Obchodní zákoník**" znamená zákon č. 513/1991 Sb., obchodní zákoník, v platném znění.

"**Obchodní značka**" znamená značku Société Générale pro podnikání v investičním bankovnictví, kterou je čtverec obsahující dvě písmena "SG". Čtverec je rozdělen na dvě stejné části. Horní část čtverce je červená. Dolní část čtverce je černá. Dvě písmena "SG" jsou bílá.

"**Okamžik převodu**" znamená 24:00 hodin v Den účinnosti.

"**Pobočka**" znamená SOCIETE GENERALE, pobočka Praha, umístěná v Praze 8, Pobřežní 3, PSČ 186 00, zapsaná v obchodním rejstříku vedeném Městským soudem v Praze, oddíl A, vložka 235 17.

"**Podnik**" znamená část celosvětového podniku Prodávajícího, kterou tvoří Pobočka a která se skládá ze souboru hmotných, jakož i osobních a nehmotných složek podnikání Pobočky. K Podniku podle § 5 odst. 1 Obchodního zákoníku náleží věci, práva a jiné majetkové hodnoty, které patří Prodávajícímu a slouží k provozování Podniku nebo vzhledem ke své povaze mají tomuto účelu sloužit.

"**Poplatek za Záruku**" znamená poplatek 10 milionů Kč splatný Kupujícím Prodávajícímu za vystavení Záruky Prodávajícím Kupujícímu.

"**Právní regulace bankovnictví a kapitálových trhů**" znamená veškeré zákony, vyhlášky, opatření a sdělení týkající se bankovnictví a kapitálových trhů v České republice a jakémkoliv jiném státě, včetně, avšak bez omezení, Zákona o bankách, Zákona o cenných papírech, Devizového zákona, Zákona o praní špinavých peněz a veškerých vyhlášek, nařízení, opatření, sdělení, stanovisek, metodik, metodických pokynů a rozhodnutí vydaných vládou, ministerstvem financí, Českou národní bankou nebo Komisí pro cenné papíry.

"**Proces začlenění**" znamená veškerá jednání učiněná na základě dohody Prodávajícího a Kupujícího v souvislosti s tím, že Prodávající koupil většinový podíl na Kupujícím a/nebo v souvislosti se začleněním Pobočky do podnikání Kupujícího.

"**Předávací protokol**" znamená předávací zápis vyhotovený podle § 483 a následujících Obchodního zákoníku, v podstatných ohledech ve formě uvedené v <u>Příloze II</u>.

"**Seznam závazků**" znamená seznam všech Závazků Podniku, jejichž jistina přesahuje 35 milionů Kč k datu podpisu této Smlouvy. "Seznam závazků" je přiložen k Informačnímu dopisu.

"**Spřízněná osoba**" znamená kteroukoliv osobu, která má k Prodávajícímu zvláštní vztah ve smyslu § 19 Zákona o bankách a jakoukoliv osobu propojenou s Prodávajícím nebo náležející k témuž koncernu jako Prodávající, ve smyslu § 66a odst. 7 Obchodního zákoníku. Pojem "Spřízněné osoby" rovněž zahrnuje vedoucího Pobočky a vedoucí pracovníky Pobočky.

"**Účetní dokumenty**" znamená Auditovanou závěrku a Mezitímní závěrku.

"**Ujištění Kupujícího**" znamená prohlášení a ujištění Kupujícího obsažená v Článku 8.1.

"**Ujištění Prodávajícího**" znamená prohlášení a ujištění Prodávajícího obsažené v Článku 7.1.

"**Úvěrové smlouvy**" znamená všechny úvěrové smlouvy s klienty Podniku. Seznam Úvěrových smluv s jistinou přesahující 35 milionů Kč účinných ke dni podpisu této Smlouvy je připojen k Informačnímu dopisu.

"**Vyloučené závazky**" znamená veškeré závazky, které ze zákona nepřecházejí při prodeji Podniku a které mohou zahrnovat daňové povinnosti a ostatní veřejnoprávní závazky.

"**Vypořádání**" znamená provedení kroků stanovených v Článku 4.

"**Významný Kontrakt**" znamená každý Kontrakt, jehož roční hodnota (vyjádřená z hlediska výnosů realizovaných Podnikem z takového Kontraktu nebo nákladů vynaložených Podnikem při jeho plnění v kterémkoliv jednotlivém kalendářním roce) přesahuje 17 milionů Kč.

"**Vztahy s Českou národní bankou**" znamená veškerá práva náležející k Podniku a závazky související s Podnikem a týkající se České národní banky včetně, bez omezení, práv a závazků vznikajících ve spojení s transakcemi stanovenými v § 27 až 29 zákona č. 6/1993 Sb., o České národní bance, avšak s vyloučením Vyloučených závazků.

"**Zajištění**" znamená zajištění jakéhokoliv druhu, vytvořené nebo existující k jakémukoliv aktivu, včetně, bez omezení, postoupení pohledávek, zástav, hypoték, zadržovacích práv, zajišťovacích převodů vlastnických práv, ujednání o výhradě vlastnictví, práv věřitele ponechat si držbu a jakýchkoliv ujednání poskytujících věřiteli v případě likvidace přednostní právo před ostatními věřiteli k aktivu nebo výnosům jeho prodeje.

"**Zákon o bankách**" znamená zákon č. 21/1992 Sb., o bankách, v platném znění.

"**Zákon o cenných papírech**" znamená zákon č. 591/1992 Sb., o cenných papírech, v platném znění.

"**Zákon o daních z příjmů**" znamená zákon č. 586/1992 Sb., o daních z příjmů, v platném znění.

"**Zákon o praní špinavých peněz**" znamená zákon č. 61/1996 Sb., o některých opatřeních proti legalizaci výnosů z trestné činnosti, v platném znění.

"**Zaměstnanci**" znamená zaměstnance Prodávajícího pracující v Pobočce, jejichž jména a funkce jsou uvedena v příloze k Informačnímu dopisu.

"**Záruka**" znamená záruku (francouzsky "cautionnement") vystavenou Prodávajícím Kupujícímu za zaplacení veškerých pohledávek dlužných společností U.S. Steel Košice s.r.o. na základě Úvěrové smlouvy uzavřené mezi Prodávajícím (jednajícím prostřednictvím Pobočky) a U.S. Steel Košice s.r.o. dne 24. listopadu 2000, ve formě v podstatných rysech odpovídající Příloze I.

"**Zatížení**" znamená jakoukoliv hypotéku, zástavu, zadržovací právo, předkupní právo, zatížení, zajištění, nájemní smlouvy a práva třetích osob.

"**Závazky Podniku**" znamená všechny závazky související s Podnikem, kromě Vyloučených závazků.

"**Záznamy**" znamená originály nebo kopie veškerých dokladů o vlastnictví, spisů, záznamů a ostatních dokumentů Prodávajícího týkajících se zcela nebo převážně Podniku nebo kteréhokoliv Aktiva Podniku, uchovávané prostřednictvím jakéhokoliv média, včetně, bez omezení, (i) veškerých účetních knih, hlavních knih, záznamů o výplatách, záznamů o příjmech, daňových záznamů, úvěrových spisů, informací týkajících se klientů a dodavatelů a dalších dokumentů a počítačových záznamů, které se týkají Podniku nebo jsou pro něj relevantní; (ii) veškerých propagačních materiálů, prodejních publikací, katalogů, ceníků, reklamních materiálů, průzkumů, zpráv a ostatních technických materiálů týkajících se Podniku; a (iii) všech zpráv a sdělení pro externí osoby jako jsou vládní úřady a regulatorní a kontrolní orgány pro bankovnictví a kapitálový trh (nebo od nich), (avšak s vyloučením originálů jakýchkoliv Záznamů, které si je podle zákona Prodávající povinen ponechat, zejména účetních knih vedených Pobočkou podle Českých účetních pravidel nebo daňových záznamů).

1.2. Výklad.

V této Smlouvě:

(a) odkazy na Články a Přílohy odkazují na články a přílohy této Smlouvy a odkazy na tuto Smlouvu zahrnují Přílohy.

(b) pokud je kterékoliv prohlášení činěno s výhradou "**dle nejlepšího vědomí Prodávajícího**" nebo s podobnou výhradou, bude platit, že takové prohlášení obsahuje dodatečné ujištění v tom smyslu, že vědomí Prodávajícího je omezeno na skutečné vědomí následujících osob: Patrice Cheroutre, generální ředitel Podniku, Matúš Púll, zástupce generálního ředitele Podniku a Lionel Ridé, provozní ředitel Podniku.

(c) nadpisy a dílčí nadpisy jsou vkládány pouze pro usnadnění orientace a nebudou ovlivňovat výklad této Smlouvy.

## 2. KOUPĚ A PRODEJ

2.1. Koupě a prodej.

Za podmínek stanovených touto Smlouvou a ust. § 476 a násl. Obchodního zákoníku (s výhradou dispozitivních ustanovení, která se podle této Smlouvy neuplatní nebo jsou jí modifikována) se Prodávající zavazuje odevzdat Podnik Kupujícímu a převést na něj vlastnické právo k Podniku a Kupující se zavazuje převzít závazky Prodávajícího související s Podnikem a zaplatit Prodávajícímu Kupní cenu.

2.2. Převáděné položky.

Prodej Podniku podle této Smlouvy zahrnuje, avšak není omezen na, následující položky nebo (dle okolností) příslušná práva a povinnosti k nim se vztahující:

(a) goodwill vztahující se k Podniku;

(b) cenné papíry náležející k Podniku;

(c) Hmotná aktiva Podniku.

(d) Duševní vlastnictví;

(e) Kontrakty;

(f) Klientské vztahy;

(g) Mezibankovní vztahy;

(h) Vztahy s Českou národní bankou;

(i) pracovněprávní vztahy se Zaměstnanci;

(j) Záznamy;

(k) bankovní účty, hotovost v pokladně nebo na účtech a veškeré šeky nebo jiné cenné papíry takovou hotovost zastupující;

(l) veškerá ostatní Aktiva Podniku; a

(m) Závazky Podniku.

TATO SMLOUVA O PRODEJI ČÁSTI PODNIKU ze dne • 2002 je uzavřena mezi:

1. **SOCIÉTÉ GÉNÉRALE S.A.**, se sídlem 29, BLD Haussmann, 75009 Paříž, Francie, číslo registrace ve francouzském obchodním rejstříku: R.C.S. Paris B 552 120 222 (1955B12022), jako prodávajícím (dále jen "**Prodávající**");

a

2. **Komerční bankou, a.s.**, se sídlem Praha 1, Na Příkopě 33, čp. 969, PSČ 114 07, Česká republika, IČ 45 31 70 54, zapsanou v obchodním rejstříku vedeném Městským soudem v Praze, oddíl B, vložka 1360, jako kupujícím (dále jen "**Kupující**").

## PREAMBULE

Prodávající v České republice podniká prostřednictvím své pobočky, SOCIETE GENERALE, pobočka Praha, umístěné v Praze 8, Pobřežní 3, PSČ 186 00, na základě povolení působit jako banka vydaného podle zákona č. 21/1992 Sb., o bankách, ze dne 29. září 1997.

Dne 12. července 2001 Fond národního majetku České republiky jako prodávající a Prodávající jako kupující uzavřeli Smlouvu o koupi akcií upravující převod většinového podílu na Kupujícím z Fondu národního majetku České republiky na Prodávajícího. V článku 7.4 smlouvy se Prodávající zavázal, že vyvine veškeré rozumné úsilí, aby začlenil svoji stávající českou pobočku do Kupujícího, jakmile to bude možné.

Před datem uzavření této Smlouvy (i) začali již někteří ze zaměstnanců Prodávajícího pracovat pro Kupujícího a někteří z klientů Prodávajícího začali být pravděpodobně obsluhováni Kupujícím v souvislosti s koupí většinového podílu na Kupujícím Prodávajícím a s procesem začlenění české pobočky Prodávajícího do podnikání Kupujícího a (ii) Kupující a jeho odborní poradci provedli audit SOCIETE GENERALE, pobočka Praha. Prodávající a Kupující si nyní přejí formálně převést zbývající zaměstnance, klienty a rovněž i ostatní součásti podnikání SOCIETE GENERALE, pobočka Praha na Kupujícího.

Česká národní banka udělila předchozí souhlas k uzavření smlouvy o prodeji Podniku SOCIETE GENERALE, pobočka Praha rozhodnutím ze dne • 2002.

Valná hromada Kupujícího schválila uzavření smlouvy o prodeji Podniku SOCIETE GENERALE, pobočka Praha usnesením ze dne • 2002.

S OHLEDEM NA UVEDENÉ se strany dohodly následovně:

# 1. DEFINICE A VÝKLAD

1.1. Definice.

Následující výrazy v této Smlouvě budou mít význam níže uvedený, pokud z kontextu nebude vyplývat něco jiného. Tyto definice se použijí stejným způsobem pro jednotné i množné číslo definovaných výrazů.

"**Aktiva Podniku**" znamená všechny věci, práva a jiné majetkové hodnoty náležející k Podniku v Den účinnosti, s výjimkou položek popsaných v Článku 2.4.

"**Auditovaná závěrka**" znamená auditovanou rozvahu a auditovaný výkaz zisků a ztrát Pobočky za rok 2000, sestavené k 31. prosinci 2000, včetně příloh a zprávy auditora, přičemž přesné kopie všech těchto dokumentů jsou připojeny k Informačnímu dopisu.

"**Česká účetní pravidla**" znamená zákon č. 563/1991 Sb., o účetnictví, v platném znění, postupy účtování pro banky (včetně opatření č. 282/41 410/1993 Ministerstva financí, kterým se stanoví účetní osnova a postupy účtování pro banky a opatření č. 282/64 050/1997 Ministerstva financí, kterým se stanoví uspořádání a obsahové vymezení položek účetní závěrky), postupy účtování pro podnikatele, vyhlášky, sdělení, metodické pokyny a jiné předpisy týkající se účetních pravidel.

"**Daňové potvrzení**" znamená rozhodnutí správce daně na základě § 38e odst. 8 Zákona o daních z příjmů, podle kterého se nevyžaduje provedení jakékoliv srážky zajištění daně v souvislosti s platbami ve prospěch Prodávajícího. Toto rozhodnutí musí být pravomocné.

"**Den účinnosti**" znamená poslední den měsíce, ve kterém byla tato smlouva uzavřena nebo jiný den, na kterém se smluvní strany písemně dohodly.

"**Devizový zákon**" znamená zákon č. 219/1995 Sb., devizový zákon, v platném znění.

"**DPH**" znamená daň z přidané hodnoty podle zákona č. 588/1992 Sb., v platném znění, nebo jakoukoliv obdobnou daň, která ji může v budoucnu nahradit.

"**Duševní vlastnictví**" znamená veškeré duševní vlastnictví náležející k Podniku v Den účinnosti, včetně, bez omezení, patentů, ochranných známek, práv k průmyslovým vzorům, žádostí o cokoliv z výše uvedeného, autorských práv (včetně práv k počítačovým programům), know-how, obchodního tajemství, seznamů dodavatelů a klientů a ostatních důvěrných a vyhrazených znalostí a informací, práv k databázím a licenčních práv. "Duševní vlastnictví" nezahrnuje Obchodní firmu, Obchodní značku a taková další práva duševního vlastnictví, která nepřecházejí z Prodávajícího na třetí osobu podle § 479 odst. 2 Obchodního zákoníku.

"**Hmotná aktiva Podniku**" znamená veškerá hmotná Aktiva Podniku vlastněná Prodávajícím v Den účinnosti. Seznam Hmotných aktiv Podniku (kromě drobného hmotného investičního majetku, jak je tento termín používán v Českých účetních

pravidlech) ke dni podpisu této Smlouvy je připojen k Informačnímu dopisu.

"**Informační dopis**" znamená dopis Prodávajícího Kupujícímu, který bude doručen v den podpisu této Smlouvy. Tento dopis (i) stanoví výjimky z Ujištění Prodávajícího (do té míry, do jaké bude obsahovat pravdivá sdělení o skutečnostech, které by jinak byly v nesouladu s Ujištěními Prodávajícího), (ii) bude obsahovat popis jistých Aktiv Podniku a ostatních položek ke dni podpisu této Smlouvy a (iii) po jeho písemném odsouhlasení Kupujícím se stane součástí této Smlouvy. Tento dopis musí mít formu uspokojivou pro Kupujícího.

"**Klientské vztahy**" znamená veškerá práva náležející k Podniku a závazky související s Podnikem a týkající se klientů, včetně, bez omezení, veškerých práv a závazků vznikajících v souvislosti s Úvěrovými smlouvami, jakýmikoliv jinými formami úvěru, Zajištěním a jinými závazky přijatými Prodávajícím ve prospěch klientů nebo třetích stran anebo klienty nebo třetími stranami ve prospěch Prodávajícího, klientskými bankovními účty a vklady, transakcemi s devizami, cennými papíry a deriváty a jakýmkoliv jiným Kontraktem, dokumentem nebo právním důvodem.

"**Kontrakty**" znamená veškeré smlouvy, jichž je Prodávající stranou a jež se týkají Podniku, včetně, bez omezení, všech Nájemních smluv, Úvěrových smluv a pojistných smluv.

"**Kupní cena**" znamená částku 1.030.000.000,-- Kč (jedna miliarda třicet milionů korun českých).

"**Majetek třetích osob**" znamená jakýkoliv majetek umístěný v Pobočce nebo používaný v souvislosti s Podnikem, který ale není vlastněn Prodávajícím v Den účinnosti, včetně, bez omezení, majetku užívaného Prodávajícím na základě leasingových smluv nebo majetku dodaného Prodávajícímu s výhradou vlastnictví, pokud podmínky pro přechod vlastnického práva na Prodávajícího nebyly ke Dni účinnosti splněny.

"**Mezibankovní vztahy**" znamená všechna práva náležející k Podniku a závazky související s Podnikem týkající se bank a finančních institucí, včetně, bez omezení, práv a závazků vznikajících v souvislosti s mezibankovními úvěry a depozity, Zajištěním a jinými závazky přijatými Prodávajícím ve prospěch bank nebo finančních institucí nebo takovými bankami a finančními institucemi ve prospěch Prodávajícího, transakcemi s devizami, cennými papíry a deriváty a jakýmkoliv jiným Kontraktem, dokumentem nebo právním důvodem.

"**Mezitímní závěrka**" znamená neauditovanou rozvahu a neauditovaný výkaz zisků a ztrát Pobočky za období od 1. ledna 2001 do 30. června 2001, sestavené k 30. červnu 2001, přičemž přesné kopie všech těchto dokumentů jsou připojeny k Informačnímu dopisu.

"**Nájemní smlouvy**" znamená nájemní smlouvy mezi Prodávajícím a IBC, a.s. ze dnů 13. května 1998 a 31. srpna 1999, týkající se prostor Pobočky v Praze 8, Pobřežní 3, PSČ 186 00, nájemní smlouvu mezi Prodávajícím a UNISTAV, a.s. ze dne 4. září

1995, týkající se prostor Pobočky v Brně a nájemní smlouvu mezi Prodávajícím a Vega-realitní společnost s.r.o. ze dne 24. února 1997, týkající se prostor Pobočky v Ostravě.

"**Obchodní firma**" znamená slova "SOCIETE GENERALE".

"**Obchodní zákoník**" znamená zákon č. 513/1991 Sb., obchodní zákoník, v platném znění.

"**Obchodní značka**" znamená značku Société Générale pro podnikání v investičním bankovnictví, kterou je čtverec obsahující dvě písmena "SG". Čtverec je rozdělen na dvě stejné části. Horní část čtverce je červená. Dolní část čtverce je černá. Dvě písmena "SG" jsou bílá.

"**Okamžik převodu**" znamená 24:00 hodin v Den účinnosti.

"**Pobočka**" znamená SOCIETE GENERALE, pobočka Praha, umístěná v Praze 8, Pobřežní 3, PSČ 186 00, zapsaná v obchodním rejstříku vedeném Městským soudem v Praze, oddíl A, vložka 235 17.

"**Podnik**" znamená část celosvětového podniku Prodávajícího, kterou tvoří Pobočka a která se skládá ze souboru hmotných, jakož i osobních a nehmotných složek podnikání Pobočky. K Podniku podle § 5 odst. 1 Obchodního zákoníku náleží věci, práva a jiné majetkové hodnoty, které patří Prodávajícímu a slouží k provozování Podniku nebo vzhledem ke své povaze mají tomuto účelu sloužit.

"**Poplatek za Záruku**" znamená poplatek 10 milionů Kč splatný Kupujícím Prodávajícímu za vystavení Záruky Prodávajícím Kupujícímu.

"**Právní regulace bankovnictví a kapitálových trhů**" znamená veškeré zákony, vyhlášky, opatření a sdělení týkající se bankovnictví a kapitálových trhů v České republice a jakémkoliv jiném státě, včetně, avšak bez omezení, Zákona o bankách, Zákona o cenných papírech, Devizového zákona, Zákona o praní špinavých peněz a veškerých vyhlášek, nařízení, opatření, sdělení, stanovisek, metodik, metodických pokynů a rozhodnutí vydaných vládou, ministerstvem financí, Českou národní bankou nebo Komisí pro cenné papíry.

"**Proces začlenění**" znamená veškerá jednání učiněná na základě dohody Prodávajícího a Kupujícího v souvislosti s tím, že Prodávající koupil většinový podíl na Kupujícím a/nebo v souvislosti se začleněním Pobočky do podnikání Kupujícího.

"**Předávací protokol**" znamená předávací zápis vyhotovený podle § 483 a následujících Obchodního zákoníku, v podstatných ohledech ve formě uvedené v Příloze II.

"**Seznam závazků**" znamená seznam všech Závazků Podniku, jejichž jistina přesahuje 35 milionů Kč k datu podpisu této Smlouvy. "Seznam závazků" je přiložen k Informačnímu dopisu.

**"Spřízněná osoba"** znamená kteroukoliv osobu, která má k Prodávajícímu zvláštní vztah ve smyslu § 19 Zákona o bankách a jakoukoliv osobu propojenou s Prodávajícím nebo náležející k témuž koncernu jako Prodávající, ve smyslu § 66a odst. 7 Obchodního zákoníku. Pojem "Spřízněné osoby" rovněž zahrnuje vedoucího Pobočky a vedoucí pracovníky Pobočky.

**"Účetní dokumenty"** znamená Auditovanou závěrku a Mezitímní závěrku.

**"Ujištění Kupujícího"** znamená prohlášení a ujištění Kupujícího obsažená v Článku 8.1.

**"Ujištění Prodávajícího"** znamená prohlášení a ujištění Prodávajícího obsažené v Článku 7.1.

**"Úvěrové smlouvy"** znamená všechny úvěrové smlouvy s klienty Podniku. Seznam Úvěrových smluv s jistinou přesahující 35 milionů Kč účinných ke dni podpisu této Smlouvy je připojen k Informačnímu dopisu.

**"Vyloučené závazky"** znamená veškeré závazky, které ze zákona nepřecházejí při prodeji Podniku a které mohou zahrnovat daňové povinnosti a ostatní veřejnoprávní závazky.

**"Vypořádání"** znamená provedení kroků stanovených v Článku 4.

**"Významný Kontrakt"** znamená každý Kontrakt, jehož roční hodnota (vyjádřená z hlediska výnosů realizovaných Podnikem z takového Kontraktu nebo nákladů vynaložených Podnikem při jeho plnění v kterémkoliv jednotlivém kalendářním roce) přesahuje 17 milionů Kč.

**"Vztahy s Českou národní bankou"** znamená veškerá práva náležející k Podniku a závazky související s Podnikem a týkající se České národní banky včetně, bez omezení, práv a závazků vznikajících ve spojení s transakcemi stanovenými v § 27 až 29 zákona č. 6/1993 Sb., o České národní bance, avšak s vyloučením Vyloučených závazků.

**"Zajištění"** znamená zajištění jakéhokoliv druhu, vytvořené nebo existující k jakémukoliv aktivu, včetně, bez omezení, postoupení pohledávek, zástav, hypoték, zadržovacích práv, zajišťovacích převodů vlastnických práv, ujednání o výhradě vlastnictví, práv věřitele ponechat si držbu a jakýchkoliv ujednání poskytujících věřiteli v případě likvidace přednostní právo před ostatními věřiteli k aktivu nebo výnosům jeho prodeje.

**"Zákon o bankách"** znamená zákon č. 21/1992 Sb., o bankách, v platném znění.

**"Zákon o cenných papírech"** znamená zákon č. 591/1992 Sb., o cenných papírech, v platném znění.

**"Zákon o daních z příjmů"** znamená zákon č. 586/1992 Sb., o daních z příjmů, v platném znění.

**"Zákon o praní špinavých peněz"** znamená zákon č. 61/1996 Sb., o některých opatřeních proti legalizaci výnosů z trestné činnosti, v platném znění.

**"Zaměstnanci"** znamená zaměstnance Prodávajícího pracující v Pobočce, jejichž jména a funkce jsou uvedena v příloze k Informačnímu dopisu.

**"Záruka"** znamená záruku (francouzsky "cautionnement") vystavenou Prodávajícím Kupujícímu za zaplacení veškerých pohledávek dlužných společností U.S. Steel Košice s.r.o. na základě Úvěrové smlouvy uzavřené mezi Prodávajícím (jednajícím prostřednictvím Pobočky) a U.S. Steel Košice s.r.o. dne 24. listopadu 2000, ve formě v podstatných rysech odpovídající Příloze I.

**"Zatížení"** znamená jakoukoliv hypotéku, zástavu, zadržovací právo, předkupní právo, zatížení, zajištění, nájemní smlouvy a práva třetích osob.

**"Závazky Podniku"** znamená všechny závazky související s Podnikem, kromě Vyloučených závazků.

**"Záznamy"** znamená originály nebo kopie veškerých dokladů o vlastnictví, spisů, záznamů a ostatních dokumentů Prodávajícího týkajících se zcela nebo převážně Podniku nebo kteréhokoliv Aktiva Podniku, uchovávané prostřednictvím jakéhokoliv média, včetně, bez omezení, (i) veškerých účetních knih, hlavních knih, záznamů o výplatách, záznamů o příjmech, daňových záznamů, úvěrových spisů, informací týkajících se klientů a dodavatelů a dalších dokumentů a počítačových záznamů, které se týkají Podniku nebo jsou pro něj relevantní; (ii) veškerých propagačních materiálů, prodejních publikací, katalogů, ceníků, reklamních materiálů, průzkumů, zpráv a ostatních technických materiálů týkajících se Podniku; a (iii) všech zpráv a sdělení pro externí osoby jako jsou vládní úřady a regulatorní a kontrolní orgány pro bankovnictví a kapitálový trh (nebo od nich), (avšak s vyloučením originálů jakýchkoliv Záznamů, které si je podle zákona Prodávající povinen ponechat, zejména účetních knih vedených Pobočkou podle Českých účetních pravidel nebo daňových záznamů).

1.2. Výklad.

V této Smlouvě:

(a) odkazy na Články a Přílohy odkazují na články a přílohy této Smlouvy a odkazy na tuto Smlouvu zahrnují Přílohy.

(b) pokud je kterékoliv prohlášení činěno s výhradou **"dle nejlepšího vědomí Prodávajícího"** nebo s podobnou výhradou, bude platit, že takové prohlášení obsahuje dodatečné ujištění v tom smyslu, že vědomí Prodávajícího je omezeno na skutečné vědomí následujících osob: Patrice Cheroutre, generální ředitel Podniku, Matúš Púll, zástupce generálního ředitele Podniku a Lionel Ridé, provozní ředitel Podniku.

(c) nadpisy a dílčí nadpisy jsou vkládány pouze pro usnadnění orientace a nebudou ovlivňovat výklad této Smlouvy.

## 2. KOUPĚ A PRODEJ

2.1. Koupě a prodej.

Za podmínek stanovených touto Smlouvou a ust. § 476 a násl. Obchodního zákoníku (s výhradou dispozitivních ustanovení, která se podle této Smlouvy neuplatní nebo jsou jí modifikována) se Prodávající zavazuje odevzdat Podnik Kupujícímu a převést na něj vlastnické právo k Podniku a Kupující se zavazuje převzít závazky Prodávajícího související s Podnikem a zaplatit Prodávajícímu Kupní cenu.

2.2. Převáděné položky.

Prodej Podniku podle této Smlouvy zahrnuje, avšak není omezen na, následující položky nebo (dle okolností) příslušná práva a povinnosti k nim se vztahující:

(a) goodwill vztahující se k Podniku;

(b) cenné papíry náležející k Podniku;

(c) Hmotná aktiva Podniku.

(d) Duševní vlastnictví;

(e) Kontrakty;

(f) Klientské vztahy;

(g) Mezibankovní vztahy;

(h) Vztahy s Českou národní bankou;

(i) pracovněprávní vztahy se Zaměstnanci;

(j) Záznamy;

(k) bankovní účty, hotovost v pokladně nebo na účtech a veškeré šeky nebo jiné cenné papíry takovou hotovost zastupující;

(l) veškerá ostatní Aktiva Podniku; a

(m) Závazky Podniku.

Pro vyloučení pochybností a pokud v této Smlouvě není výslovně stanoveno jinak, nic v této Smlouvě nebude vykládáno jako povinnost Prodávajícího převést na Kupujícího jakákoliv Aktiva Podniku nebo jakoukoli jinou položku, která, ačkoli je uvedena v této Smlouvě nebo v Informačním dopise nebo ve kterékoli z jeho příloh ke dni podpisu této Smlouvy, nebude ke Dni účinnosti vlastněna Prodávajícím nebo nebude existovat.

2.3. Vyloučené závazky.

Prodej Podniku podle této Smlouvy se nevztahuje na Vyloučené závazky.

2.4. Ostatní položky vyloučené z převodu.

Pro vyloučení pochybností je stanoveno, že prodej Podniku na základě této Smlouvy nezahrnuje následující položky, které nepředstavují položky náležející k nebo závazky týkající se Podniku:

(a) účetní rezervy;

(b) opravné položky;

(c) případné nerealizované kurzové rozdíly;

(d) jakékoliv nároky Prodávajícího na vrácení DPH nebo jakéhokoli jiného daňového přeplatku nebo přeplatku pojistného na sociální nebo zdravotní pojištění;

(e) titul k Majetku třetích osob (tím není dotčena skutečnost, že práva a povinnosti týkající se tohoto majetku, včetně smluvních práv, přejdou na Kupujícího na základě této Smlouvy); a

(f) Obchodní firmu a Obchodní značku.

## 3. KUPNÍ CENA

3.1. Kupní cena.

Celkovou úplatou za prodej Podniku bude Kupní cena, která bude zaplacena v souladu s Článkem 4.1 (Vypořádání).

3.2. DPH.

Kupující je registrovaným plátcem DPH, a proto prodej Podniku na základě této Smlouvy nebude podléhat DPH.

## 4. VYPOŘÁDÁNÍ

Vypořádání se bude konat v kancelářích Prodávajícího v Den účinnosti. Při Vypořádání Prodávající a Kupující učiní následující kroky:

(a) Prodávající:

(i) odevzdá Kupujícímu Podnik a převede na něj vlastnické právo k Podniku s účinností k Okamžiku převodu a podepíše takové dokumenty, které mohou být nezbytné k převodu jednotlivých Aktiv Podniku na Kupujícího;

(ii) předá Kupujícímu Záznamy;

(iii) předá Kupujícímu notářsky ověřenou kopii Daňového potvrzení; a

(iv) předá Kupujícímu Záruku.

(b) Kupující zaplatí Kupní cenu a Poplatek za Záruku bankovním převodem na bankovní účet Prodávajícího, který Prodávající oznámí Kupujícímu nejpozději tři pracovní dny před Dnem účinnosti. Oznámení může být učiněno písemně podle Článku 11.7 nebo SWIFTem na SWIFTovou adresu Kupujícího KOMBCZPP. Pokud Prodávající nedoručí notářsky ověřenou kopii Daňového potvrzení, jak vyžaduje Článek 4(a)(iii), odečte Kupující z Kupní ceny desetiprocentní srážku zajištění daně podle § 38 odst. 3 písm. c) Zákona o daních z příjmů. Platební povinnosti Kupujícího budou splněny okamžikem připsání na bankovní účet Prodávajícího oznámený Kupujícímu podle tohoto Článku 4(b). Avšak pro účely tohoto Článku 4(b) a pokud bude bankovní účet Prodávajícího veden u banky odlišné od Kupujícího, budou platební povinnosti Kupujícího považovány za splněné včas, pokud bude clearingový účet Kupujícího u České národní banky debetován v Den účinnosti.

(c) Prodávající a Kupující podepíší Předávací protokol.

## 5. VZÁJEMNÉ ZÁVAZKY

5.1. Závazky Prodávajícího.

Prodávají se zavazuje po Dni účinnosti odškodnit Kupujícího a nahradit mu na jeho žádost (i) jakoukoliv částku zaplacenou Kupujícím z titulu Vyloučených závazků a (ii) jakoukoliv částku zaplacenou Kupujícím z titulu daně z příjmu, zdravotního pojištění nebo sociálního pojištění ohledně Zaměstnanců tam, kde tato povinnost vznikla ohledně nebo za jakékoliv období do Dne účinnosti.

5.2. Zdanění.

Prodávající bere na vědomí, že Kupující neponese žádnou odpovědnost ohledně jakýchkoli daňových povinností Prodávajícího plynoucích z provozování Podniku Prodávajícím nebo z vlastnictví nebo nakládání s Podnikem nebo Aktivy Podniku, jež mají být koupeny podle této Smlouvy, a Prodávající plně odškodní Kupujícího v případě takové odpovědnosti.

5.3 Povinnosti Kupujícího.

Kupující se zavazuje, že po Dni účinnosti (i) zaplatí a splní všechny náklady, nároky, výdaje a závazky jakkoliv se týkající Podniku za kterékoliv období začínající Dnem účinnosti a na žádost odškodní a nahradí Prodávajícímu na jeho žádost všechny tyto náklady, nároky, výdaje a závazky, (ii) splní všechny Závazky Podniku a odškodní Prodávajícího a nahradí Prodávajícímu na jeho žádost jakékoliv nároky vznesené vůči Prodávajícímu věřiteli Závazků Podniku v souvislosti s nesplněním Závazků Podniku Kupujícím, a (iii) splní bez jakéhokoliv dalšího protiplnění závazky Prodávajícího na základě zákona č. 97/1974 Sb., o archivnictví, v platném znění.

## 6. ZÁVAZKY PRO OBDOBÍ PŘED VYPOŘÁDÁNÍM A PO VYPOŘÁDÁNÍ

6.1. Přístup k Záznamům a Zaměstnancům před Vypořádáním.

Aniž by tím byla dotčena ustanovení Zákona o bankách o bankovním tajemství, budou Kupující nebo jeho zástupci po podpisu této Smlouvy oprávněni během běžné pracovní doby k přístupu do prostor Podniku a k Zaměstnancům a Záznamům a budou oprávněni si na vlastní náklady pořizovat kopie a výpisy ze Záznamů.

6.2. Oznámení.

Prodávající a Kupující se zavazují, že bez zbytečného odkladu po Dni účinnosti společně oznámí všem klientům, dlužníkům, věřitelům a ostatním obchodním partnerům Podniku, jakož i všem příslušným úřadům a tam, kde to bude nutné nebo žádoucí, jiným třetím osobám, že došlo k prodeji Podniku a sdělí jim nové údaje o účtech pro účely plateb závazků a pohledávek náležejících k Podniku.

6.3. Platby po Vypořádání.

Pokud po Dni účinnosti:

(a) Prodávající obdrží jakoukoliv fakturu nebo na něm bude jiným způsobem vyžadována platba ve vztahu k Závazkům Podniku nebo jiné plnění kteréhokoliv ze Závazků Podniku, uvědomí o tom bezodkladně Kupujícího a poskytne Kupujícímu příslušné dokumenty a informace tak, aby Kupující mohl uhradit dlužnou částku nebo poskytnout jiné potřebné plnění;

(b) Kupující obdrží jakoukoliv fakturu nebo na něm bude jiným způsobem vyžadována platba ve vztahu k Vyloučeným závazkům nebo jiné plnění kteréhokoliv z Vyloučených závazků, uvědomí o tom bezodkladně Prodávajícího a poskytne Prodávajícímu příslušné dokumenty a informace tak, aby Prodávající mohl uhradit dlužnou částku nebo poskytnout jiné potřebné plnění.

6.4. Inkasa po Vypořádání.

Pokud po Dnu účinnosti:

(a) Prodávající v souvislosti s Podnikem nebo Aktivy Podniku obdrží jakékoliv finanční prostředky nebo jiné položky náležející Kupujícímu, Prodávající je bezodkladně vyplatí nebo předá Kupujícímu;

(b) Kupující v souvislosti s Podnikem nebo Aktivy Podniku obdrží jakékoliv finanční prostředky nebo jiné položky náležející Prodávajícímu, Kupující je bezodkladně vyplatí nebo předá Prodávajícímu.

6.5. Přístup k Záznamům a Zaměstnancům po Vypořádání.

(a) Aniž by tím byla dotčena ustanovení Zákona o bankách o bankovním tajemství , bude Kupující oprávněn po Vypořádání, ale v žádném případě poté, co bude Pobočka vymazána z obchodního rejstříku (poté, co to oznámí s rozumným předstihem) k přístupu k jakýmkoliv účetním knihám, finančním a ostatním záznamům, které se týkají Podniku a které si Prodávající po Vypořádání ponechá, a na vlastní náklady bude oprávněn pořizovat si jejich kopie a výpisy z nich.

(b) Aniž by tím byla dotčena ustanovení Zákona o bankách o bankovním tajemství, bude Prodávající oprávněn po Vypořádání, ale v žádném případě ne později než osmnáct (18) měsíců po Dni účinnosti (poté, co to oznámí s rozumným předstihem) k přístupu k (i) jakýmkoliv Záznamům, které byly převedeny na Kupujícího a k tomu, aby si na vlastní náklady pořizoval jejich kopie a výpisy z nich, a (ii) Zaměstnancům, přičemž Kupující vyvine své nejlepší úsilí, aby Zaměstnanci poskytli Prodávajícímu požadovanou součinnost.

6.6. Podnikání před Vypořádáním.

Mezi dnem podpisu této Smlouvy a Dnem účinnosti bude Prodávající povinen:

(a) provozovat Podnik pouze v rámci běžné obchodní činnosti;

(b) zachovat si služby současných vedoucích pracovníků, Zaměstnanců a zástupců Podniku a zachovat vztahy a dobrou pověst u dodavatelů, klientů, pronajímatelů, regulatorních a kontrolních orgánů, věřitelů a ostatních osob majících vztahy s Podnikem;

(c) konzultovat s Kupujícím provozní otázky podstatného charakteru;

(d) v ostatním podávat Kupujícímu pravidelné zprávy o stavu podnikání, provozu a financí Podniku; a

(e) nečinit bez předchozího souhlasu Kupujícího jakékoliv kroky nebo neopomíjet činit jakékoliv rozumné kroky pod jeho kontrolou, pokud by

Prodávající nevstoupil do žádného dobrovolného či nedobrovolného konkursního nebo vyrovnacího řízení.

(d) Absence porušení. Podepsáním této Smlouvy ani realizací transakcí touto Smlouvou zamýšlených nedojde k porušení (i) žádné smlouvy, závazku, rozsudku nebo příkazu, jehož stranou je Prodávající nebo jemuž Prodávající podléhá (ii) žádného zákona ani jiného předpisu vztahujícího se na Prodávajícího ani (iii) žádného majetkového práva třetích osob.

(e) Dodržování zákonů. Podnik byl vždy ve všech podstatných ohledech provozován v souladu s veškerými příslušnými zákony a právními předpisy a Právní regulací bankovnictví a kapitálových trhů České republiky a ostatních relevantních cizích států nebo úřadů a proti Podniku ani Prodávajícímu není vydán žádný příkaz, výnos nebo rozsudek kteréhokoliv soudu nebo státního nebo jiného příslušného orgánu nebo úřadu České republiky nebo jiného relevantního cizího státu, jenž by mohl mít podstatný negativní vliv na Podnik nebo Aktiva Podniku.

(f) Licence. Prodávajícím byly získány veškeré podstatné licence, souhlasy, povolení, schválení a autorizace nezbytné k provozování jakéhokoliv aspektu Podniku včetně, bez omezení, licencí požadovaných podle Zákona o bankách a Zákona o cenných papírech, tyto jsou v plném rozsahu platné a účinné a byly vždy ve všech podstatných ohledech dodržovány.

(g) Soudní řízení. Podle nejlepšího vědomí Prodávajícího nebyl proti Prodávajícímu vznesen žádný podstatný nárok, podána podstatná žaloba ani neprobíhá ani nehrozí podstatné soudní nebo rozhodčí řízení, vyšetřování nebo slyšení před jakýmkoliv soudem, státním nebo správním úřadem nebo orgánem nebo soukromým rozhodčím soudem, které by se týkaly Podniku, této Smlouvy, Aktiv Podniku, nebo kterékoliv ze smluv nebo transakcí v této Smlouvě zamýšlených.

(h) Titul k Aktivům Podniku; Zatížení. Prodávající je výlučným a neomezeným majitelem Aktiv Podniku. Aktiva Podniku a další součásti Podniku jsou prosty Zatížení. Informační dopis obsahuje úplný seznam všech Hmotných aktiv Podniku ke dni podpisu této Smlouvy, jejichž pořizovací hodnota přesahuje 1 mil. Kč.

(i) Účetnictví. Účetní dokumenty věrně odrážejí finanční situaci Podniku k příslušným datům těchto Účetních dokumentů, byly vyhotoveny v souladu s Českými účetními pravidly a odrážejí v plné míře a správně veškeré závazky, dluhy a pohledávky týkající se Podniku, jakož i veškeré výplaty, platby a jiné výhody poskytnuté Prodávajícímu k příslušnému datu takových Účetních dokumentů. Od data Mezitímní závěrky a s výjimkou skutečností, které se vyskytly během nebo jako důsledek

(e) The Purchaser shall refrain from doing any act or thing which may give rise to a claim pursuant to section 486(1) of the Commercial Code, section 486(3) of the Commercial Code, or Section 9.3 hereof which would not otherwise arise.

(f) No claim can be made by the Purchaser pursuant to section 486(1) of the Commercial Code, section 486(3) of the Commercial Code, or Section 9.3 hereof if the matter which would otherwise give rise to the claim has occurred as a result of the ordinary course of business of the Branch between the date of this Agreement and the Effectiveness Date.

(g) The total amount of all claims under section 486(1) of the Commercial Code, section 486(3) of the Commercial Code, and Section 9.3 hereof shall in no event exceed the Purchase Price.

## 10. CONFIDENTIALITY

10.1. Confidentiality

Each party shall (i) treat as strictly confidential all information obtained or received by it as a result of entering into or performing its obligations under this Agreement and relating to the negotiations relating to this Agreement or the other party and shall (ii) not, except without the prior written consent of the other party (which shall not be unreasonably withheld or delayed), publish or otherwise disclose to any person any such confidential information.

10.2. Limitations

However, no confidentiality obligation shall apply under Section 10.1 if and to the extent that: (i) the disclosure is required by court, law, government action or by any regulatory or supervising body; (ii) the information has been obtained from a source unrelated to the other party; (iii) the information is or becomes publicly available other than as a consequence of unauthorized disclosure in breach of this Agreement); or (iv) the information is disclosed to professional advisers of any party provided that they are bound by a duty of confidentiality at least equivalent to that set out in Section 10.1.

## 11. MISCELLANEOUS

11.1. Fees and Expenses

Each party shall bear its own costs and expenses and the fees of its counsel and consultants and accountants and other representatives incurred in connection with the transactions contemplated by this Agreement.

11.2. Entire Agreement

This Agreement and the Annexes related hereto supersedes and replaces any and all agreements, understandings and declarations of intent among the parties hereto, and unless expressly provided otherwise, embody all of the agreements of the parties hereto with respect to the subject matter of this agreement. Each

party confirms that in the making of this Agreement it did not rely on any representations or warranties other than those representations and warranties expressly set out in this Agreement. The Annexes and the Disclosure Letter form an integral part of this Agreement.

11.3. Validity and Coming into Effect; Rescission

(a) This Agreement becomes valid upon its execution by the Seller and the Purchaser. The Enterprise shall vest in the Purchaser from the Time of Transfer, save for Enterprise Assets whose transfer, based on generally binding legislation, occurs on a different later date.

(b) This Agreement may be rescinded prior to Closing pursuant to Sections 7.5 and 8.5 hereof. No party may rescind or otherwise unilaterally terminate this Agreement after Closing. The parties hereby expressly disapply section 482 of the Commercial Code, section 486(2) of the Commercial Code, as well as all other non-mandatory statutory provisions which may otherwise give to any party the right to rescind this Agreement after Closing.

11.4. Language Versions and Counterparts

This Agreement is executed in six (6) counterparts in the English and Czech languages. Three (3) counterparts in each language version are for each of the parties. In case of conflict or discrepancy between the English language version and the Czech language version, the English version shall prevail.

11.5. Severability

The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of the balance of this Agreement.

11.6. Amendments

No amendment or other modification hereof shall be effective unless the same shall be in writing and signed by the parties hereto.

11.7. Notices

Any notice, application or other communication to be given or made under this Agreement shall be in writing in the English language. Such notice, application or other communication shall be duly given or made when it shall be delivered by hand, airmail, telex or telefax to the party to which it is required or permitted to be given or made at such party's address specified below or at such other address as such party shall have designated by notice to the party giving or making such notice, application or other communication.

If to the Purchaser:

Komerční banka, a.s.
Peter Palečka and Tomas Spurny
Members of the Board of Directors

Příloha č. 2

Na Příkopě 33
114 07 Praha 1, Czech Republic
fax: +420 2 24243007

If to the Seller:

SOCIÉTÉ GÉNÉRALE S.A.
Jean-Louis Mattei
Head of International Retail Banking
17 Cours Valmy
92972 Paris La Défense CEDEX
fax: +33 (0) 1 42145099

11.8. Governing Law; Arbitration

(a) This Agreement and any amendments thereto shall be governed by and interpreted and construed in accordance with the laws of the Czech Republic.

(b) All disputes arising between the Seller and the Purchaser in connection with this Agreement, including any question regarding its existence, validity and rights hereunder shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the "**Rules**") by three arbitrators. Each of the parties shall appoint one arbitrator and the two arbitrators so appointed shall elect the presiding arbitrator. Should any party to the dispute which should appoint an arbitrator fail to do so within fourteen days of the delivery of the notice from the other party to the dispute, or should the appointed arbitrators fail to reach agreement on the presiding arbitrator, such arbitrator shall be appointed in accordance with the Rules upon request of any of the parties to the dispute. The seat of arbitration shall be Vienna, Austria. The parties agree that the language of the arbitration including oral hearings written evidence and correspondence, shall be English. A duly rendered arbitration award shall be final and binding on the parties to the dispute. This arbitration provision shall be separately enforceable.

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties hereto as of the date first above written.

SOCIÉTÉ GÉNÉRALE S.A.

| | |
|---|---|
| By:______________ | By:______________ |
| Name: | Name: |
| Title: | Title: |

Příloha č. 8

**Komerční banka, a.s.**

By:____________________
Name:
Title:

By:____________________
Name:
Title:

# ANNEX I

## AGREED-FORM GUARANTEE

Příloha č. 8

**JOINT AND SEVERAL GUARANTY (in French, "CAUTIONNEMENT")**

| | |
|---|---|
| **GUARANTOR** | Société Générale, a French société anonyme with a share capital of Euro 539,423,134.06 with its registered office located at 29 boulevard Haussmann, 75990 Paris, registered with the Commercial Registry of Paris under number RCS Paris B 552 120 122, herein represented by • in the capacity of •.<br><br>Hereinafter "the guarantor". |
| **DEBTOR** | U.S. Steel Košice s.r.o., with its seat at Vstupny areal U.S. Steel, Košice 044 54, Slovak Republic, IČO 36 199 222.<br><br>Hereinafter "the debtor". |
| **BENEFICIARY OF THE GUARANTEE** | Komerčni banka, a.s., with its seat at Prague 1, Na Příkopě 33, čp. 969, PSČ 114 07, Czech Republic, IČ 45 31 70 54, registered with the Commercial Register administered by the Municipal Court in Prague, section B, entry 1360.<br><br>Hereinafter "the bank". |
| **GUARANTEED OBLIGATION** | Nature: credit agreement made between the debtor and a syndicate of banks including the guarantor (acting through SOCIETE GENERALE, pobočka Praha, located in Prague 8, Pobřežní 3, PSČ, 186 00, registered with the Commercial Register administered by the Municipal Court in Prague, section A., entry 23517 (hereinafter "the branch")) and dated November 24, 2000, to be transferred to the bank under that certain Agreement on Sale of Part of an Enterprise between the bank and the guarantor dated • 2002 and relating to the branch (hereinafter "the Agreement on Sale of Part of an Enterprise").<br><br>Hereinafter "the credit agreement".<br><br>Principal amount of the credit agreement is USD 19,450,240.18 (nineteen million four hundred fifty thousand two hundred forty and 18/100 United States Dollars), divided in two tranches: Facility A for USD 9,575,502.86 (nine million five hundred seventy five thousand five hundred two and 86/100 United States Dollars) and Facility B for USD 9,874,737.32 (nine million eight hundred seventy four thousand seven hundred thirty seven and 32/100 United States Dollars).<br><br>Interest on Facility A is 8,5% per annum.<br><br>Interest on Facility B is 8,5% per annum. |

## I - SCOPE OF THE GUARANTY

The joint and several guarantor is bound to, subject to section III hereof, pay the bank what the debtor now or hereafter owes to the bank under or in connection with the credit agreement, if the debtor is unable to make such payment for any reason.

The guarantor's obligation to make such payment is not conditional on:

- prior suit by the bank against the debtor,
- suit by the bank against any other guarantors, the bank being entitled to require the guarantor to pay the entire amount owed to it by the debtor, subject to section III hereof.

No change in or termination of any factual or legal relationship between the guarantor and the debtor shall release the guarantor.

The guarantor shall remain bound by this guaranty, and may not cancel it, until full and final payment to the bank of all sums due by the debtor on account of the guaranteed obligation.

## II - GUARANTEED OPERATIONS

The guarantor guarantees the payment of all sums now or hereafter owed by the debtor to the bank on account of the aforesaid guaranteed obligation.

The guarantor acknowledges thorough familiarity with, having been informed of, all the terms of that obligation, including the terms of stated and accelerated maturity thereof, and accordingly agrees that all of those terms are applicable to it.

III - LIMITATION OF THE AMOUNT GUARANTEED

The guarantor is liable for the principal amount of the guaranteed obligation stated above plus the interest, fees, costs and incidental charges relative to that obligation as set forth in the "Guaranteed Obligation" box.

IV - ENFORCEMENT OF THE GUARANTY

If the debtor defaults for any reason, the guarantor shall be obligated to pay the bank what the debtor owes it, including the sums maturity of which is accelerated.

The guarantor may not plead or avail itself of:

- the time allowed to the debtor to make payment,
- use by the debtor, for purposes not in accordance with its undertakings, of the sums placed at its disposal by the bank.

V - CLAIMS OVER BY THE GUARANTOR - LIMITS

By virtue of its payment, the guarantor shall have the rights against the debtor prescribed by law and shall be entitled to the benefit of the bank's rights and actions, and the security for the bank's claims, against the debtor as prescribed by law.

However, the guarantor may accept no payment from the debtor, may assert no claim and may bring no action until the bank has been paid all of the sums due by the debtor.

VI – EFFECTIVENESS

This guaranty will become effective on the Time of Transfer (as such term is defined in the Agreement on the Sale of Part of an Enterprise).

VII - GOVERNING LAW AND CHOICE OF JURISDICTION

This guaranty shall be governed by the laws of France. All disputes arising out or in connection with its validity, interpretation or performance shall be submitted to the courts in Paris with jurisdiction, provided however that the bank, and the bank alone, in whose favour such attribution has been granted, shall have the option of bringing such proceedings before any other courts with jurisdiction.

Signed in • on •

For Société Générale

By: ______________________

Name:

Title:

01069

Příloha č. 8

# ANNEX II

## AGREED-FORM TAKE-OVER PROTOCOL

Příloha č. 8

# TAKE-OVER PROTOCOL

**1 Take-Over Protocol and Interpretation**

1.1 This is the Take-Over Protocol referred to in the Agreement on Sale of Part of an Enterprise (the „Agreement") entered into on • 2002 between SOCIÉTÉ GÉNÉRALE S.A. as seller (the "Seller") and Komerční banka, a.s. as purchaser (the „Purchaser") providing for the sale and purchase of the part of the enterprise of the Seller being SOCIETE GENERALE, pobočka Praha.

1.2 The Take-Over Protocol referred to in the Agreement comprises this document and Schedules 1 and 2 hereto.

1.3 Words and expressions defined in the Agreement shall have the same meaning in this Take-Over Protocol unless otherwise herein defined or unless the context otherwise requires.

**2 Take-Over**

2.1 The Purchaser acknowledges having taken over (a) the Tangible Enterprise Assets listed in Schedule 1 (the "Delivered Enterprise Assets") and (b) the Records.

2.2 Schedule 2 contains a description of Tangible Enterprise Assets that have not been delivered to the Purchaser (missing items) and of apparent defects in respect of Delivered Tangible Enterprise Assets. The Purchaser acknowledges that, except for the defects described in Schedule 2, the Delivered Enterprise Assets have no apparent defects.

**3 Miscellaneous**

3.1 This Take-Over Protocol is made in two (2) counterparts in the English and Czech languages. In case of conflict or discrepancy between the English language version and the Czech language version, the English version shall prevail.

IN WITNESS WHEREOF, this Take-Over Protocol has been signed by or on behalf of each of the parties hereto as of the date indicated below.

Příloha č. 8

[illegible] 2002

In Prague, on • 2002

**SOCIÉTÉ GÉNÉRALE S.A.**

By:____________________
Name:
Title:

By:____________________
Name:
Title:

**Komerční banka**, a.s.

By:____________________
Name:
Title:

By:____________________
Name:
Title:

Příloha č. 8

SCHEDULE 1

DELIVERED TANGIBLE ENTERPRISE ASSETS

Příloha č. 8

## SCHEDULE 2

## MISSING AND DEFECTIVE TANGIBLE ENTERPRISE ASSETS

Příloha č. 8

ANNEX III

EXCERPTS FROM COMMERCIAL REGISTER WITH RESPECT TO SELLER AND BRANCH

Příloha č. 8

## ANNEX IV

## EXCERPT FROM COMMERCIAL REGISTER WITH RESPECT TO PURCHASER

No. 48/02

In my quality of interpretor of English language appointed by the decision of the Municipal Court in Prague of May 9, 1995, No. Spr. 1298/94, I testify hereby the conformity of the above translation with the joint original text.

Prague, 11th March 2002

Jako tlumočník jazyka anglického, jmenovaný rozhodnutím Městského soudu v Praze ze dne 9. května 1995, č.j. Spr. 1298/94 stvrzuji, že překlad souhlasí s textem přiložené listiny.

V Praze dne 11. března 2002

JUDr. PhDr. Michal Tomášek, DrSc. tlumočník jazyka anglického, francouzského, ruského a čínského

[redacted]

Ověřuji, že tento opis ve formě fotokopie souhlasí doslovně s prvopisem o počtu listů: 73, z něhož byl pořízen. Tento opis je úplný a včetně ověřovací doložky obsahuje listů: 73
V předložené listině nejsou změny, doplňky, vsuvky nebo škrty, které by mohly zeslabit její věrohodnost. Na opisu nebyly provedeny opravy neshod s předloženou listinou. Notář vidimací neověřuje pravdivost skutečností v listině uváděných.

V Praze dne 14. března 2002

JUDr. Libuše Vildová notářka v Praze

Enclosure No. 8

I certify that this duplicate copy in the form of a photocopy literally agrees to the original of the number of pages: 73 of which it was made. This duplicate copy is complete and includes the certification clause and contains 74 pages.
The presented deed does not contain changes, amendments, inserts, or deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies with the submitted deed. By seeing the document, the Notary does not verify the truth of the facts stated in the deed.

Given in Prague on 14th March, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

Anna Netolická authorized by the Notary, JUDr. Libuše Vildová in Prague

N 174/2002
NZ 170/2002

I hereby certify that this duplicate of the Notary Record made on twenty ninth March of the year of two thousand two and designated for Komerční banka, a.s. literally agrees to the notary record and its Enclosures 1 to 8 made on twenty ninth March of the year of two thousand two under NZ 170/2002 signed by the Notary, JUDr. Libuše Vildová, Notary in Prague.

Round stamp: JUDr. LIBUŠE VILDOVÁ, NOTARY IN PRAGUE

DUPLICATE COPY

CZECH NATIONAL BANK
Section of Bank Supervision

Given in Prague on 26th March 2002
Proc. ref. 2002/1161/520

**DECISION**

The Czech National Bank, in accordance with Section 16 Par. 1 letter a) of Act No. 21/1992 Coll. on Banks as amended, (hereinafter referred to as "Act on Banks" only) grants based on a request dtd. 23rd January, 2002, proc. ref. 24/01/02 and its amendment dtd. 13th February, 2002, proc. ref. 65/02/02, 14th February, 2002, proc. ref. 71/02/02 and 13th March 2002, proc. ref. 28/03/02,

To Komerční banka, a.s. with the registered office in Prague 1, Na Příkopě 33, descriptive No. 969, Post Code 114 07, identification number 45317054, entered in the Commercial Register maintained by the Municipal Court in Prague, Section B, Portfolio 1360 as the Buyer

A prior consent to conclusion of the Contract on Sale of a Part of the Enterprise

With SOCIÉTÉ GÉNÉRALE, S.A., with the registered office in 29, BLD Haussmann, 75009 Paris, French Republic, registration number in the French Commercial Register R.C.S. Paris B 552 120 222 (1955B12022), as the Seller.

The enterprise part of the Seller denotes SOCIÉTÉ GÉNÉRALE, Prague Branch, with the registered office in Prague 8, Pobřežní 3, Post Code 186 00.

Notice of Appeal

This decision may be appealed against pursuant to the provisions of Section 61, Par. 1 of Act No. 71/1967 Coll. on Administrative Proceedings (Administrative Rules) as amended with the Czech National Bank, Na Příkopě 28, Prague 1, Post Code 115 03, within fifteen days from the date of delivery of this decision. Pursuant to the provisions of Section 41 Par. 1 of the Act on Banks the appeal is a subject to a decision of the Bank Council of the Czech National Bank. The submitted appeal does not have a deferral effect.

Ing. Vladimír Krejča
Director of the Section of the Bank Supervision

RNDr. Petr Jiříček
Deputy Director of the SBS

The decision is sent to:
Komerční banka, a.s., Na Příkopě 33, 114 07 Prague 1

I certify that this duplicate copy in the form of a photocopy literally agrees to the original of the number of pages: 1 of which it was made. This duplicate copy is complete and includes the certification clause and contains 1 page.
The presented deed does not contain changes, amendments, inserts, or deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies with the submitted deed. By seeing the document, the Notary does not verify the truth of the facts stated in the deed.

Given in Prague on 28th March, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

I certify that this duplicate copy in the form of a photocopy literally agrees to the original of the number of pages: 1 of which it was made. This duplicate copy is complete and includes the certification clause and contains 1 page.
The presented deed does not contain changes, amendments, inserts, or deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies with the submitted deed. By seeing the document, the Notary does not verify the truth of the facts stated in the deed.

Given in Prague on 28th March, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

Mgr. Lucie Foukalová , notarial candidate, authorized by the Notary, JUDr. Libuše Vildová in Prague

# SMLOUVA O PRODEJI ČÁSTI PODNIKU

mezi

**SOCIÉTÉ GÉNÉRALE S.A.**

*jako Prodávajícím*

a

**KOMERČNÍ BANKOU, A.S.**

*jako Kupujícím*

**ze dne • 2002**

(e) The Purchaser shall refrain from doing any act or thing which may give rise to a claim pursuant to section 486(1) of the Commercial Code, section 486(3) of the Commercial Code, or Section 9.3 hereof which would not otherwise arise.

(f) No claim can be made by the Purchaser pursuant to section 486(1) of the Commercial Code, section 486(3) of the Commercial Code, or Section 9.3 hereof if the matter which would otherwise give rise to the claim has occurred as a result of the ordinary course of business of the Branch between the date of this Agreement and the Effectiveness Date.

(g) The total amount of all claims under section 486(1) of the Commercial Code, section 486(3) of the Commercial Code, and Section 9.3 hereof shall in no event exceed the Purchase Price.

## 10. CONFIDENTIALITY

10.1. Confidentiality

Each party shall (i) treat as strictly confidential all information obtained or received by it as a result of entering into or performing its obligations under this Agreement and relating to the negotiations relating to this Agreement or the other party and shall (ii) not, except without the prior written consent of the other party (which shall not be unreasonably withheld or delayed), publish or otherwise disclose to any person any such confidential information.

10.2. Limitations

However, no confidentiality obligation shall apply under Section 10.1 if and to the extent that: (i) the disclosure is required by court, law, government action or by any regulatory or supervising body; (ii) the information has been obtained from a source unrelated to the other party; (iii) the information is or becomes publicly available other than as a consequence of unauthorized disclosure in breach of this Agreement); or (iv) the information is disclosed to professional advisers of any party provided that they are bound by a duty of confidentiality at least equivalent to that set out in Section 10.1.

## 11. MISCELLANEOUS

11.1. Fees and Expenses

Each party shall bear its own costs and expenses and the fees of its counsel and consultants and accountants and other representatives incurred in connection with the transactions contemplated by this Agreement.

11.2. Entire Agreement

This Agreement and the Annexes related hereto supersedes and replaces any and all agreements, understandings and declarations of intent among the parties hereto, and unless expressly provided otherwise, embody all of the agreements of the parties hereto with respect to the subject matter of this agreement. Each

party confirms that in the making of this Agreement it did not rely on any representations or warranties other than those representations and warranties expressly set out in this Agreement. The Annexes and the Disclosure Letter form an integral part of this Agreement.

11.3. Validity and Coming into Effect; Rescission

(a) This Agreement becomes valid upon its execution by the Seller and the Purchaser. The Enterprise shall vest in the Purchaser from the Time of Transfer, save for Enterprise Assets whose transfer, based on generally binding legislation, occurs on a different later date.

(b) This Agreement may be rescinded prior to Closing pursuant to Sections 7.5 and 8.5 hereof. No party may rescind or otherwise unilaterally terminate this Agreement after Closing. The parties hereby expressly disapply section 482 of the Commercial Code, section 486(2) of the Commercial Code, as well as all other non-mandatory statutory provisions which may otherwise give to any party the right to rescind this Agreement after Closing.

11.4. Language Versions and Counterparts

This Agreement is executed in six (6) counterparts in the English and Czech languages. Three (3) counterparts in each language version are for each of the parties. In case of conflict or discrepancy between the English language version and the Czech language version, the English version shall prevail.

11.5. Severability

The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of the balance of this Agreement.

11.6. Amendments

No amendment or other modification hereof shall be effective unless the same shall be in writing and signed by the parties hereto.

11.7. Notices

Any notice, application or other communication to be given or made under this Agreement shall be in writing in the English language. Such notice, application or other communication shall be duly given or made when it shall be delivered by hand, airmail, telex or telefax to the party to which it is required or permitted to be given or made at such party's address specified below or at such other address as such party shall have designated by notice to the party giving or making such notice, application or other communication.

If to the Purchaser:

Komerční banka, a.s.
Peter Palečka and Tomas Spurny
Members of the Board of Directors

Příloha č. 8

Na Příkopě 33
114 07 Praha 1, Czech Republic
fax: +420 2 24243007

If to the Seller:

SOCIÉTÉ GÉNÉRALE S.A.
Jean-Louis Mattei
Head of International Retail Banking
17 Cours Valmy
92972 Paris La Défense CEDEX
fax: +33 (0) 1 42145099

11.8. Governing Law; Arbitration

(a) This Agreement and any amendments thereto shall be governed by and interpreted and construed in accordance with the laws of the Czech Republic.

(b) All disputes arising between the Seller and the Purchaser in connection with this Agreement, including any question regarding its existence, validity and rights hereunder shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the "**Rules**") by three arbitrators. Each of the parties shall appoint one arbitrator and the two arbitrators so appointed shall elect the presiding arbitrator. Should any party to the dispute which should appoint an arbitrator fail to do so within fourteen days of the delivery of the notice from the other party to the dispute, or should the appointed arbitrators fail to reach agreement on the presiding arbitrator, such arbitrator shall be appointed in accordance with the Rules upon request of any of the parties to the dispute. The seat of arbitration shall be Vienna, Austria. The parties agree that the language of the arbitration including oral hearings written evidence and correspondence, shall be English. A duly rendered arbitration award shall be final and binding on the parties to the dispute. This arbitration provision shall be separately enforceable.

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties hereto as of the date first above written.

SOCIÉTÉ GÉNÉRALE S.A.

| | |
|---|---|
| By:__________________ | By:__________________ |
| Name: | Name: |
| Title: | Title: |

Příloha č. 8

**Komerční banka, a.s.**

By:______________________
Name:
Title:

By:______________________
Name:
Title:

Příloha č. 8

# ANNEX I

## AGREED-FORM GUARANTEE

Příloha č. 8

JOINT AND SEVERAL GUARANTY (in French, "CAUTIONNEMENT")

| | |
|---|---|
| **GUARANTOR** | Société Générale, a French société anonyme with a share capital of Euro 539,423,134.06 with its registered office located at 29 boulevard Haussmann, 75990 Paris, registered with the Commercial Registry of Paris under number RCS Paris B 552 120 122, herein represented by • in the capacity of •.<br><br>Hereinafter "the guarantor". |
| **DEBTOR** | U.S. Steel Košice s.r.o., with its seat at Vstupny areal U.S. Steel, Košice 044 54, Slovak Republic, IČO 36 199 222.<br><br>Hereinafter "the debtor". |
| **BENEFICIARY OF THE GUARANTEE** | Komerční banka, a.s., with its seat at Prague 1, Na Příkopě 33, čp. 969, PSČ 114 07, Czech Republic, IČ 45 31 70 54, registered with the Commercial Register administered by the Municipal Court in Prague, section B, entry 1360.<br><br>Hereinafter "the bank". |
| **GUARANTEED OBLIGATION** | Nature: credit agreement made between the debtor and a syndicate of banks including the guarantor (acting through SOCIETE GENERALE, pobočka Praha, located in Prague 8, Pobřežní 3, PSČ, 186 00, registered with the Commercial Register administered by the Municipal Court in Prague, section A., entry 23517 (hereinafter "the branch")) and dated November 24, 2000, to be transferred to the bank under that certain Agreement on Sale of Part of an Enterprise between the bank and the guarantor dated • 2002 and relating to the branch (hereinafter "the Agreement on Sale of Part of an Enterprise").<br><br>Hereinafter "the credit agreement".<br><br>Principal amount of the credit agreement is USD 19,450,240.18 (nineteen million four hundred fifty thousand two hundred forty and 18/100 United States Dollars), divided in two tranches: Facility A for USD 9,575,502.86 (nine million five hundred seventy five thousand five hundred two and 86/100 United States Dollars) and Facility B for USD 9,874,737.32 (nine million eight hundred seventy four thousand seven hundred thirty seven and 32/100 United States Dollars).<br><br>Interest on Facility A is 8,5% per annum.<br><br>Interest on Facility B is 8,5% per annum. |

## I - SCOPE OF THE GUARANTY

The joint and several guarantor is bound to, subject to section III hereof, pay the bank what the debtor now or hereafter owes to the bank under or in connection with the credit agreement, if the debtor is unable to make such payment for any reason.

The guarantor's obligation to make such payment is not conditional on:

- prior suit by the bank against the debtor,
- suit by the bank against any other guarantors, the bank being entitled to require the guarantor to pay the entire amount owed to it by the debtor, subject to section III hereof.

No change in or termination of any factual or legal relationship between the guarantor and the debtor shall release the guarantor.

The guarantor shall remain bound by this guaranty, and may not cancel it, until full and final payment to the bank of all sums due by the debtor on account of the guaranteed obligation.

## II - GUARANTEED OPERATIONS

The guarantor guarantees the payment of all sums now or hereafter owed by the debtor to the bank on account of the aforesaid guaranteed obligation.

The guarantor acknowledges thorough familiarity with, having been informed of, all the terms of that obligation, including the terms of stated and accelerated maturity thereof, and accordingly agrees that all of those terms are applicable to it.

## III - LIMITATION OF THE AMOUNT GUARANTEED

The guarantor is liable for the principal amount of the guaranteed obligation stated above plus the interest, fees, costs and incidental charges relative to that obligation as set forth in the "Guaranteed Obligation" box.

## IV - ENFORCEMENT OF THE GUARANTY

If the debtor defaults for any reason, the guarantor shall be obligated to pay the bank what the debtor owes it, including the sums maturity of which is accelerated.

The guarantor may not plead or avail itself of:

- the time allowed to the debtor to make payment,
- use by the debtor, for purposes not in accordance with its undertakings, of the sums placed at its disposal by the bank.

## V - CLAIMS OVER BY THE GUARANTOR - LIMITS

By virtue of its payment, the guarantor shall have the rights against the debtor prescribed by law and shall be entitled to the benefit of the bank's rights and actions, and the security for the bank's claims, against the debtor as prescribed by law.

However, the guarantor may accept no payment from the debtor, may assert no claim and may bring no action until the bank has been paid all of the sums due by the debtor.

## VI – EFFECTIVENESS

This guaranty will become effective on the Time of Transfer (as such term is defined in the Agreement on the Sale of Part of an Enterprise).

## VII - GOVERNING LAW AND CHOICE OF JURISDICTION

This guaranty shall be governed by the laws of France. All disputes arising out or in connection with its validity, interpretation or performance shall be submitted to the courts in Paris with jurisdiction, provided however that the bank, and the bank alone, in whose favour such attribution has been granted, shall have the option of bringing such proceedings before any other courts with jurisdiction.

Signed in • on •

For Société Générale

By: ______________________
Name:
Title:

01069

Příloha č. 8

# ANNEX II

## AGREED-FORM TAKE-OVER PROTOCOL

Příloha č. 8

# TAKE-OVER PROTOCOL

## 1 Take-Over Protocol and Interpretation

1.1 This is the Take-Over Protocol referred to in the Agreement on Sale of Part of an Enterprise (the „Agreement") entered into on • 2002 between SOCIÉTÉ GÉNÉRALE S.A. as seller (the "Seller") and Komerční banka, a.s. as purchaser (the „Purchaser") providing for the sale and purchase of the part of the enterprise of the Seller being SOCIETE GENERALE, pobočka Praha.

1.2 The Take-Over Protocol referred to in the Agreement comprises this document and Schedules 1 and 2 hereto.

1.3 Words and expressions defined in the Agreement shall have the same meaning in this Take-Over Protocol unless otherwise herein defined or unless the context otherwise requires.

## 2 Take-Over

2.1 The Purchaser acknowledges having taken over (a) the Tangible Enterprise Assets listed in Schedule 1 (the "Delivered Enterprise Assets") and (b) the Records.

2.2 Schedule 2 contains a description of Tangible Enterprise Assets that have not been delivered to the Purchaser (missing items) and of apparent defects in respect of Delivered Tangible Enterprise Assets. The Purchaser acknowledges that, except for the defects described in Schedule 2, the Delivered Enterprise Assets have no apparent defects.

## 3 Miscellaneous

3.1 This Take-Over Protocol is made in two (2) counterparts in the English and Czech languages. In case of conflict or discrepancy between the English language version and the Czech language version, the English version shall prevail.

IN WITNESS WHEREOF, this Take-Over Protocol has been signed by or on behalf of each of the parties hereto as of the date indicated below.

Příloha č. 6

17 0 2 02

In Prague, on - 2002

**SOCIÉTÉ GÉNÉRALE S.A.**

By:______________________
Name:
Title:

By:______________________
Name:
Title:

**Komerční banka, a.s.**

By:______________________
Name:
Title:

By:______________________
Name:
Title:

Příloha č. 2

# SCHEDULE 1

## DELIVERED TANGIBLE ENTERPRISE ASSETS

Příloha č. 2

## SCHEDULE 2

## MISSING AND DEFECTIVE TANGIBLE ENTERPRISE ASSETS

Příloha č. 8

17. 2002

## ANNEX III

EXCERPTS FROM COMMERCIAL REGISTER WITH RESPECT TO SELLER AND BRANCH

Příloha č. 8

## ANNEX IV

## EXCERPT FROM COMMERCIAL REGISTER WITH RESPECT TO PURCHASER

No. 48/02

In my quality of interpretor of English language appointed by the decision of the Municipal Court in Prague of May 9, 1995, No. Spr. 1298/94, I testify hereby the conformity of the above translation with the joint original text.

Prague, 11th March 2002

Jako tlumočník jazyka anglického, jmenovaný rozhodnutím Městského soudu v Praze ze dne 9. května 1995, č.j. Spr. 1298/94 stvrzuji, že překlad souhlasí s textem přiložené listiny.

V Praze dne 11. března 2002

JUDr. PhDr. Michal Tomášek, DrSc. tlumočník jazyka anglického

JUDr. Libuše Vildová notářka v Praze

[redacted]

Ověřuji, že tento opis ve formě fotokopie souhlasí doslovně s prvopisem o počtu listů: 73, z něhož byl pořízen. Tento opis je úplný a včetně ověřovací doložky obsahuje listů: 73.
V předložené listině nejsou změny, doplňky, vsuvky nebo škrty, které by mohly zeslabit její věrohodnost. Na opisu nebyly provedeny opravy neshod s předloženou listinou. Notář vidimací neověřuje pravdivost skutečností v listině uváděných.

V Praze dne 14. března 2002

JUDr. Libuše Vildová notářka v Praze

Enclosure No. 8

I certify that this duplicate copy in the form of a photocopy literally agrees to the original of the number of pages: 73 of which it was made. This duplicate copy is complete and includes the certification clause and contains 74 pages.
The presented deed does not contain changes, amendments, inserts, or deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies with the submitted deed. By seeing the document, the Notary does not verify the truth of the facts stated in the deed.

Given in Prague on 14th March, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

Anna Netolická authorized by the Notary, JUDr. Libuše Vildová in Prague

N 174/2002
NZ 170/2002

I hereby certify that this duplicate of the Notary Record made on twenty ninth March of the year of two thousand two and designated for Komerční banka, a.s. literally agrees to the notary record and its Enclosures 1 to 8 made on twenty ninth March of the year of two thousand two under NZ 170/2002 signed by the Notary, JUDr. Libuše Vildová, Notary in Prague.

Round stamp: JUDr. LIBUŠE VILDOVÁ, NOTARY IN PRAGUE

DUPLICATE COPY

CZECH NATIONAL BANK
Section of Bank Supervision

Given in Prague on 26th March 2002
Proc. ref. 2002/1161/520

**DECISION**

The Czech National Bank, in accordance with Section 16 Par. 1 letter a) of Act No. 21/1992 Coll. on Banks as amended, (hereinafter referred to as "Act on Banks" only) grants based on a request dtd. 23rd January, 2002, proc. ref. 24/01/02 and its amendment dtd. 13th February, 2002, proc. ref. 65/02/02, 14th February, 2002, proc. ref. 71/02/02 and 13th March 2002, proc. ref. 28/03/02,

To Komerční banka, a.s. with the registered office in Prague 1, Na Příkopě 33, descriptive No. 969, Post Code 114 07, identification number 45317054, entered in the Commercial Register maintained by the Municipal Court in Prague, Section B, Portfolio 1360 as the Buyer

A prior consent to conclusion of the Contract on Sale of a Part of the Enterprise

With SOCIÉTÉ GÉNÉRALE, S.A., with the registered office in 29, BLD Haussmann, 75009 Paris, French Republic, registration number in the French Commercial Register R.C.S. Paris B 552 120 222 (1955B12022), as the Seller.

The enterprise part of the Seller denotes SOCIÉTÉ GÉNÉRALE, Prague Branch, with the registered office in Prague 8, Pobřežní 3, Post Code 186 00.

Notice of Appeal

This decision may be appealed against pursuant to the provisions of Section 61, Par. 1 of Act No. 71/1967 Coll. on Administrative Proceedings (Administrative Rules) as amended with the Czech National Bank, Na Příkopě 28, Prague 1, Post Code 115 03, within fifteen days from the date of delivery of this decision. Pursuant to the provisions of Section 41 Par. 1 of the Act on Banks the appeal is a subject to a decision of the Bank Council of the Czech National Bank. The submitted appeal does not have a deferral effect.

Ing. Vladimír Krejča
Director of the Section of the Bank Supervision

RNDr. Petr Jiříček
Deputy Director of the SBS

The decision is sent to:
Komerční banka, a.s., Na Příkopě 33, 114 07 Prague 1

I certify that this duplicate copy in the form of a photocopy
literally agrees to the original of the number of pages: 1
of which it was made. This duplicate copy is complete and includes
the certification clause and contains 1 page.
The presented deed does not contain changes, amendments, inserts, or
deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies
with the submitted deed. By seeing the document, the Notary does not
verify the truth of the facts stated in the deed.

Given in Prague on 28th March, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

I certify that this duplicate copy in the form of a photocopy
literally agrees to the original of the number of pages: 1
of which it was made. This duplicate copy is complete and includes
the certification clause and contains 1 page.
The presented deed does not contain changes, amendments, inserts, or
deletions, which could reduce its credibility.
The duplicate copy does not contain any corrections of discrepancies
with the submitted deed. By seeing the document, the Notary does not
verify the truth of the facts stated in the deed.

Given in Prague on 28th March, 2002

Round stamp: JUDr. Libuše Vildová, Notary in Prague

Mgr. Lucie Foukalová , notarial candidate, authorized by the Notary, JUDr. Libuše Vildová in Prague

# SMLOUVA O PRODEJI ČÁSTI PODNIKU

**mezi**

**SOCIÉTÉ GÉNÉRALE S.A.**

*jako Prodávajícím*

**a**

**KOMERČNÍ BANKOU, A.S.**

*jako Kupujícím*

**ze dne • 2002**

# OBSAH

Procesu začlenění (i) nenastala žádná podstatná negativní změna v podnikání, provozu, majetku, aktivech nebo finanční situaci Podniku a Podnik neprovedl žádné výplaty nebo platby Prodávajícímu ani akcionářům Prodávajícího mimo rámec běžné obchodní činnosti, (ii) Podnik byl provozován v rámci běžné obchodní činnosti, (iii) nenastal žádný významný případ nebo událost, který měl nebo by po Dnu účinnosti mohl mít podstatný záporný vliv na podnikání, provoz, majetek nebo finanční situaci Podniku a (iv) Prodávající ohledně Podniku neuzavřel žádnou neobvyklou smlouvu ani nepřijal žádný neobvyklý závazek. Pro vyloučení pochybností strany ujednávají, že se toto Ujištění Prodávajícího nevztahuje na případy, kdy jakýkoliv vedoucí pracovník, Zaměstnanec, zástupce, dodavatel, zákazník nebo pronajímatel Podniku přeruší svůj zaměstnanecký, zákaznický nebo jiný vztah s Prodávajícím ze své vlastní vůle.

(j) Závazky týkající se Podniku. Podle nejlepšího vědomí Prodávajícího neexistují proti Prodávajícímu k datu podepsání této Smlouvy žádné neuspokojené nároky, Prodávající nemá žádné nesplacené závazky nebo dluhy (ať už nepodmíněné nebo podmíněné), jež by náležely k Podniku a byly by způsobilé převodu podle této Smlouvy, kromě (i) závazků uvedených v Účetních dokumentech a (ii) běžných závazků z obchodního styku, které vznikly po datu Mezitímní závěrky v rámci běžné podnikatelské činnosti. Seznam závazků obsahuje úplný seznam Závazků Podniku s jistinou přesahující 35 milionů Kč ke dni podpisu této Smlouvy.

(k) Významné Kontrakty. Informační dopis obsahuje úplný seznam Významných Kontraktů ke dni podpisu této Smlouvy. Významné Kontrakty představují ve všech významných ohledech závazné, zákonné a platné závazky Prodávajícího a příslušných protistran, které jsou proti těmto protistranám vymahatelné v souladu s jejich podmínkami. Ke dni podpisu této Smlouvy žádná smluvní strana, s níž Prodávající uzavřel Významný Kontrakt, neoznámila svůj úmysl takový kontrakt ukončit a žádná smluvní strana (včetně Prodávajícího) neporušuje podstatným způsobem žádný Významný Kontrakt.

(l) Úvěrové smlouvy; Deriváty; Cenné papíry. Informační dopis obsahuje ke dni podpisu této Smlouvy úplný seznam (i) Úvěrových smluv zahrnujících skutečný nebo potenciální závazek nebo pohledávku Prodávajícího přesahující 35 milionů Kč a souvisejícího Zajištění, (ii) derivátových transakcí týkajících se Podniku, které nebyly ukončeny a plně vypořádány přede dnem podpisu této Smlouvy, a (iii) emisí cenných papírů vlastněných nebo držených Prodávajícím prostřednictvím Pobočky, s uvedením celkové jmenovité hodnoty cenných papírů každé emise vlastněných nebo držených Prodávajícím. Výše uvedené Zajištění je platné a vynutitelné v souladu se svými podmínkami, s výhradou konkurzních předpisů a jiných obecně závazných právních předpisů omezujících věřitelská práva.

(m) Významné listiny. Informační dopis obsahuje ke dni podpisu této Smlouvy úplný seznam veškerého (i) Zajištění s hodnotou přesahující 50 milionů Kč vydaného nebo jinak poskytnutého Prodávajícím a týkajícího se Podniku, jež by jakkoliv zavazovalo Prodávajícího nebo Aktiva Podniku a (ii) akreditivů, cizích směnek, vlastních směnek a šeků a dalších podrozvahových položek s částkou převyšující 35 milionů Kč, vydaných, přijatých nebo avalovaných Prodávajícím nebo jeho jménem a týkajících se Podniku, nebo na základě nichž by mohl být Prodávající jinak odpovědný vůči třetím osobám.

(n) Transakce se Spřízněnými osobami. Prodávající není stranou žádné smlouvy nebo ujednání týkajícího se Podniku, jehož se účastní kterákoliv Spřízněná osoba, ať přímo či nepřímo, a která není uzavřena za zcela tržních podmínek.

(o) Záruka. Záruka zakládá platný a závazný závazek Prodávajícího vymahatelný proti Prodávajícímu v souladu s jejími podmínkami.

7.2. Nezávislost Ujištění.

Strany se dohodly, že každé Ujištění Prodávajícího je samostatné a nezávislé a pokud v této Smlouvě není výslovně stanoven opak, nebude omezeno poukazem na jakýkoliv jiný odstavec Článku 7.1.

7.3. Období do Vypořádání.

Prodávající před Vypořádáním neprovede, neumožní ani nezajistí jakékoliv jednání nebo opominutí, které by představovalo porušení kteréhokoliv Ujištění Prodávajícího, pokud by toto Ujištění Prodávajícího bylo poskytnuto kdykoliv ode dne podpisu této Smlouvy až do Vypořádání nebo které by učinilo jakékoliv takové Ujištění Prodávajícího nepřesným nebo zavádějícím, pokud by toto Ujištění Prodávajícího bylo poskytnuto uvedeným způsobem.

7.4. Oznámení Prodávajícího.

Prodávající bezodkladně oznámí Kupujícímu v písemné formě jakoukoliv záležitost nebo věc, která vznikne nebo se stane Prodávajícímu známou po dni uzavření této Smlouvy a před Vypořádáním a která bude v nesouladu s kterýmkoliv Ujištěním Prodávajícího nebo která by mohla způsobit, že kterékoliv Ujištění Prodávajícího by bylo nepřesné nebo zavádějící, pokud by toto Ujištění Prodávajícího bylo poskytováno kdykoliv ode dne podpisu této Smlouvy až do Vypořádání.

7.5. Odstoupení.

V případě, že před Vypořádáním Prodávající podstatným způsobem poruší jakékoliv z Ujištění Prodávajícího nebo jakékoliv jiné ustanovení této Smlouvy, může Kupující odstoupit od Smlouvy písemným oznámením Prodávajícímu za podmínky, že před odstoupením od Smlouvy oznámí Kupující Prodávajícímu písemně svůj úmysl odstoupit od Smlouvy a poskytne Prodávajícímu lhůtu k nápravě tohoto porušení, která nesmí být kratší než

třicet (30) dnů a za podmínky, že Prodávající toto porušení v takto stanovené lhůtě nenapraví.

## 8. PROHLÁŠENÍ A UJIŠTĚNÍ KUPUJÍCÍHO

8.1. Ujištění

Kupující činí ve prospěch Prodávajícího následující prohlášení a ujištění, které budou považovány za opakované nebo (dle okolností) za učiněné v Den účinnosti:

(a) Organizace a postavení. Kupující je společností řádně založenou a existující podle práva České republiky. Informace týkající se Kupujícího obsažené ve výpisu z obchodního rejstříku, jenž tvoří Přílohu IV této Smlouvy, jsou pravdivé a správné.

(b) Oprávnění; Řádné podepsání. Kupující je oprávněn podepsat tuto Smlouvu, splnit závazky pro něj z této Smlouvy vyplývající, jakož i realizovat transakce touto Smlouvou zamýšlené. Všechny podmínky určené stanovami Kupujícího pro převod Podniku na Kupujícího na základě této Smlouvy byly splněny. Všechny příslušné orgány v rámci organizační struktury Kupujícího řádně schválily převod Podniku na Kupujícího podle této Smlouvy. Tato Smlouva představuje závazné, zákonné a platné závazky Kupujícího vůči němu vykonatelné v souladu s jejími ustanoveními.

(c) Neexistence konkursního řízení. (i) Na majetek Kupujícího nebyl prohlášen konkurs, (ii) Kupující není předlužen, (iii) Kupující nezastavil své platby, není neschopen plnit své závazky k datu jejich splatnosti, ani takovou neschopnost písemně nepřipustil a (iv) Kupující nevstoupil do žádného dobrovolného nebo nedobrovolného konkursního nebo vyrovnacího řízení.

(d) Absence porušení. Podepsáním této Smlouvy ani realizací transakcí touto Smlouvou zamýšlených nedojde k porušení (i) žádné smlouvy, závazku, rozsudku nebo příkazu, jehož stranou je Kupující nebo jemuž podléhá (ii) žádného zákona ani jiného právního předpisu vztahujícího se na Kupujícího, ani (iii) žádného majetkového práva třetích osob.

(e) Nevědomost o porušení Ujištění Prodávajícího. Kupující si není vědom ničeho, co by bylo v rozporu s Ujištěními Prodávajícího.

8.2. Nezávislost Ujištění.

Strany se dohodly, že každé Ujištění Kupujícího je samostatné a nezávislé a pokud v této Smlouvě není výslovně stanoven opak, nebude omezeno poukazem na jakýkoliv jiný odstavec Článku 8.1.

8.3. Období do Vypořádání.

Kupující před Vypořádáním neprovede, neumožní ani nezajistí jakékoliv jednání nebo opominutí, které by představovalo porušení kteréhokoliv Ujištění Kupujícího, pokud by toto Ujištění Kupujícího bylo poskytnuto kdykoliv ode dne podpisu této Smlouvy až do Vypořádání nebo které by učinilo jakékoliv takové Ujištění Kupujícího nepřesným nebo zavádějícím, pokud by toto Ujištění Kupujícího bylo poskytnuto uvedeným způsobem.

8.4. Oznámení Prodávajícího.

Kupující bezodkladně oznámí Prodávajícímu v písemné formě jakoukoliv záležitost nebo věc, která vznikne nebo se stane Kupujícímu známou po dni uzavření této Smlouvy a před Vypořádáním a která bude v nesouladu s kterýmkoliv Ujištěním Kupujícího nebo která by mohla způsobit, že kterékoliv Ujištění Kupujícího by bylo nepřesné nebo zavádějící, pokud by toto Ujištění Kupujícího bylo poskytováno v kdykoliv ode dne podpisu této Smlouvy až do Vypořádání.

8.5. Odstoupení.

V případě, že se stane zřejmým při nebo před Vypořádáním, že Kupující podstatným způsobem porušil jakékoliv z Ujištění Kupujícího nebo jakékoliv jiné ustanovení této Smlouvy, může Prodávající odstoupit od Smlouvy písemným oznámením Prodávajícímu za podmínky, že před odstoupením od Smlouvy oznámí Prodávající Kupujícímu písemně svůj úmysl odstoupit od Smlouvy a poskytne Kupujícímu lhůtu k nápravě tohoto porušení, která nesmí být kratší než třicet (30) dnů a za podmínky, že Kupující toto porušení v takto stanovené lhůtě nenapraví.

## 9. PRÁVNÍ PROSTŘEDKY KUPUJÍCÍHO

9.1. Vadná a chybějící Hmotná aktiva Podniku.

Bude-li kterékoliv Hmotné aktivum Podniku chybět nebo bude vadné, bude Kupující oprávněn uplatnit nápravný prostředek, který je pro takový případ stanoven v § 486 odst. 1 Obchodního zákoníku, pokud Kupující uplatní tento nápravný prostředek podle Článku 9.4(a) a pokud budou splněny všechny ostatní podmínky pro poskytnutí náhrady stanovené v Článku 9.6.

9.2. Neoznámené závazky.

V případě, že kterýkoliv Závazek Podniku převedený na Kupujícího podle této Smlouvy nebyl řádně zachycen v účetnictví Pobočky ke Dnu účinnosti nebo (kde je to požadováno) v Seznamu závazků, bude Kupující oprávněn uplatnit nápravný prostředek podle § 486 odst. 3 Obchodního zákoníku, pokud Kupující uplatní tento nápravný prostředek podle Článku 9.4(b) a pokud budou splněny všechny ostatní podmínky pro poskytnutí náhrady stanovené v Článku 9.6.

9.3. Porušení této Smlouvy.

Ukáže-li se kterékoliv Ujištění Prodávajícího jako nepravdivé, nepřesné nebo zavádějící, bude mít Kupující právo požadovat od Prodávajícího, aby uhradil částku rovnající se schodku nebo závazku Podniku vzniklých z toho, že kterékoliv Ujištění Prodávajícího je nepravdivé a které by nevznikly, kdyby takové Ujištění Prodávajícího bylo pravdivé, přesné a nikoli zavádějící, pokud Kupující uplatní tento nápravný prostředek podle Článku 9.4(c) a pokud budou splněny všechny ostatní podmínky pro poskytnutí náhrady stanovené v Článku 9.6.

9.4. Oznámení o uplatnění.

(a) Oznámení o uplatnění nápravného prostředku na základě § 486 odst. 1 Obchodního zákoníku musí (i) být učiněno písemně, (ii) obsahovat popis chybějící nebo vadné položky, (iii) specifikovat částku kompenzace požadovanou Kupujícím a (iv) být doručeno Prodávajícímu ve lhůtě třiceti (30) dnů poté, co se Kupující dozví nebo by se při vynaložení odborné péče mohl dozvědět o chybějícím nebo vadném Hmotném aktivu Podniku a v každém případě ne později než šest (6) měsíců po Dni účinnosti.

(b) Oznámení o uplatnění nápravného prostředku na základě § 486 odst. 3 Obchodního zákoníku musí (i) být učiněno písemně, (ii) obsahovat popis příslušného neoznámeného Závazku Podniku, (iii) specifikovat částku kompenzace požadovanou Kupujícím a (iv) být doručeno Prodávajícímu ve lhůtě třiceti (30) dnů poté, co se Kupující dozví o příslušném neoznámeném Závazku Podniku a v každém případě ne později než dvanáct (12) měsíců po Dni účinnosti.

(c) Oznámení o uplatnění nápravného prostředku na základě Článku 9.3 této Smlouvy musí (i) být učiněno písemně, (ii) obsahovat popis příslušné skutečnosti, která zakládá právo Kupujícího uplatňovat nápravný prostředek a Ujištění Prodávajícího, které(á) Kupující považuje za nepravdivé, nepřesné nebo zavádějící jako důsledek takové skutečnosti, (iii) specifikovat částku kompenzace požadovanou Kupujícím a (iv) být doručeno Prodávajícímu ve lhůtě třiceti (30) dnů poté, co se Kupující dozví o příslušných skutečnostech a v každém případě ne později než šest (6) měsíců po Dni účinnosti.

9.5. Platba kompenzace.

Pokud budou splněny ostatní podmínky pro náhradu uvedené v Článku 9.6, zaplatí Prodávající částky dlužné Kupujícímu podle § 486 odst. 1 Obchodního zákoníku, § 486 odst. 3 Obchodního zákoníku nebo Článku 9.3 této Smlouvy ve lhůtě třiceti (30) dnů po doručení příslušného oznámení podle Článku 9.4.

9.6. Podmínky pro náhradu.

(a) Kupující nebude oprávněn uplatňovat jakýkoli nápravný prostředek podle § 486 odst. 1 Obchodního zákoníku potud, pokud:

(i) platba Prodávajícího v důsledku jednotlivého nároku uplatněného Kupujícím by byla nižší než 5 milionů Kč;

(ii) součet veškerých plateb Prodávajícího by byl nižší než 25 milionů Kč, s tím, že pokud bude jednou tento práh dosažen, může Kupující požadovat veškeré částky přesahující tento práh (jiné než částky popsané v Článku 9.6(a)(i) výše);

(iii) ohledně skutečnosti, která by jinak způsobila vznik nároku, byly v Účetních dokumentech vytvořeny příslušné rezervy nebo opravné položky nebo tato skutečnost byla v Účetních dokumentech jinak vzata v potaz nebo zohledněna;

(iv) skutečnost, která by jinak způsobila vznik nároku, byla ke Dni účinnosti kryta pojistnou smlouvou převedenou na Kupujícího podle této Smlouvy.

(b) Kupující nebude oprávněn uplatňovat jakýkoli nápravný prostředek podle § 486 odst. 3 Obchodního zákoníku potud, pokud:

(i) platba Prodávajícího v důsledku jednotlivého nároku uplatněného Kupujícím by byla nižší než 5 milionů Kč;

(ii) součet veškerých plateb Prodávajícího by byl nižší než 25 milionů Kč, s tím, že pokud bude jednou tento práh dosažen, může Kupující požadovat veškeré částky přesahující tento práh (jiné než částky popsané v Článku 9.6(b)(i) výše);

(iii) ohledně skutečnosti, která by jinak způsobila vznik nároku, byly v Účetních dokumentech vytvořeny příslušné rezervy nebo opravné položky nebo tato skutečnost byla v Účetních dokumentech jinak vzata v potaz nebo zohledněna;

(iv) skutečnost, která by jinak způsobila vznik nároku, byla ke Dni účinnosti kryta pojistnou smlouvou převedenou na Kupujícího podle této Smlouvy.

(c) Kupující nebude oprávněn uplatňovat jakýkoli nápravný prostředek podle Článku 9.3 této Smlouvy potud, pokud:

(i) Kupující může uplatňovat náhradu za skutečnost, která by jinak způsobila vznik takového nároku podle § 486 odst. 1 Obchodního zákoníku nebo § 486 odst. 3 Obchodního zákoníku;

(ii) platba Prodávajícího v důsledku jednotlivého nároku uplatněného Kupujícím by byla nižší než 5 milionů Kč;

(iii) součet veškerých plateb Prodávajícího by byl nižší než 25 milionů Kč, s tím, že pokud bude jednou tento práh dosažen, může Kupující požadovat veškeré částky přesahující tento práh (jiné než částky popsané v Článku 9.6(c)(ii) výše);

(iv) ohledně skutečnosti, která by jinak způsobila vznik nároku, byly v Účetních dokumentech vytvořeny příslušné rezervy nebo opravné položky nebo tato skutečnost byla v Účetních dokumentech jinak vzata v potaz nebo zohledněna;

(v) skutečnost, která by jinak způsobila vznik nároku, byla ke Dni účinnosti kryta pojistnou smlouvou převedenou na Kupujícího podle této Smlouvy.

(d) Pokud Prodávající provede platbu podle § 486 odst. 1 Obchodního zákoníku, § 486 odst. 3 Obchodního zákoníku nebo Článku 9.3 této Smlouvy a poté, co taková platba bude provedena, Kupující obdrží jakýkoliv prospěch jiným způsobem, než od Prodávajícího, který by nebyl přijat nebýt okolností způsobujících vznik nároku Kupujícího podle § 486 odst. 1 Obchodního zákoníku, § 486 odst. 3 Obchodního zákoníku nebo Článku 9.3 této Smlouvy, zaplatí Kupující Prodávajícímu bez zbytečného odkladu částku rovnající se menší z: částky takového prospěchu a platby provedené Prodávajícím ohledně takového nároku.

(e) Kupující se zdrží jakéhokoliv jednání nebo záležitosti, která by mohla způsobit vznik nároku podle § 486 odst. 1 Obchodního zákoníku, § 486 odst. 3 Obchodního zákoníku nebo Článku 9.3 této Smlouvy, který by jinak nevznikl.

(f) Kupujícímu nebude moci uplatnit žádný nárok podle § 486 odst. 1 Obchodního zákoníku, § 486 odst. 3 Obchodního zákoníku nebo Článku 9.3 této Smlouvy, pokud skutečnost, která by jinak způsobila vznik nároku, nastane v důsledku běžné obchodní činnosti Pobočky mezi dnem podpisu této Smlouvy a Dnem účinnosti.

(g) Celková částka veškerých nároků na základě § 486 odst. 1 Obchodního zákoníku, § 486 odst. 3 Obchodního zákoníku a Článku 9.3 této Smlouvy v žádném případě nesmí překročit Kupní cenu.

## 10. MLČENLIVOST

10.1 Mlčenlivost.

Každá strana (i) bude nakládat jako s přísně důvěrnou s každou informací, kterou získá nebo obdrží v důsledku uzavření této Smlouvy nebo plnění jejích povinností na základě této Smlouvy a týkající se jednání o této Smlouvě nebo druhé ze stran a (ii) nebude, ledaže je k tomu udělen předchozí písemný

souhlas druhé strany (jenž nebude bez přiměřeného důvodu odpírán nebo odkládán), zveřejňovat nebo jinak zpřístupňovat žádné osobě jakoukoliv takovou důvěrnou informaci.

10.2. Omezení.

Povinnost mlčenlivosti podle Článku 10.1 se, nicméně, neuplatní potud, pokud: (i) je zpřístupnění informace vyžadováno soudem, právním předpisem, správním úkonem nebo kterýmkoliv regulatorním nebo kontrolním orgánem; (ii) daná informace byla získána ze zdroje, který není propojen s druhou stranou; (iii) daná informace je nebo se stane veřejně dostupnou jinak, než v důsledku nepovoleného zpřístupnění při porušení této Smlouvy; nebo (iv) daná informace je poskytnuta odborným poradcům některé ze smluvních stran pokud tito poradci mají povinnost mlčenlivosti alespoň v takovém rozsahu, v jakém je tato povinnost mlčenlivosti stanovena v Článku 10.1.

## 11. RŮZNÁ USTANOVENÍ

11.1. Poplatky a výdaje.

Každá ze smluvních stran ponese své vlastní náklady a výdaje a výlohy na své právní poradce, konzultanty, účetní a jiné zástupce, které jí vzniknou v souvislosti s transakcemi zamýšlenými touto Smlouvou.

11.2. Úplnost smlouvy.

Tato Smlouva a Přílohy k této smlouvě se vztahující, ruší a nahrazují veškeré smlouvy, ujednání a prohlášení o úmyslu mezi smluvními stranami této Smlouvy a není-li výslovně dohodnuto jinak, představují veškerá ujednání smluvních stran ohledně předmětu této Smlouvy. Každá ze stran potvrzuje, že se při uzavírání této Smlouvy nespoléhala na jakákoliv jiná prohlášení a ujištění než ta, která jsou výslovně uvedena v této Smlouvě. Přílohy a Informační dopis tvoří nedílnou součást této Smlouvy.

11.3. Platnost a účinnost; Odstoupení.

(a) Tato Smlouva nabývá platnosti podpisem Prodávajícím a Kupujícím. Podnik bude náležet Kupujícímu od Okamžiku převodu s výjimkou Aktiv Podniku, jejichž převod, na základě obecně závazných právních předpisů, nastane jiný pozdější den.

(b) Od této Smlouvy mohou smluvní strany odstoupit před Vypořádáním podle Článků 7.5 a 8.5 této Smlouvy. Žádná ze smluvních stran nemůže odstoupit nebo jinak jednostranně ukončit tuto Smlouvu po Vypořádání. Smluvní strany tímto výslovně vylučují použití § 482 Obchodního zákoníku, § 486 odst. 2 Obchodního zákoníku, jakož i všech ostatních dispozitivních zákonných ustanovení, na základě kterých by jinak mohla kterákoli ze smluvních stran odstoupit od této Smlouvy po Vypořádání.

11.4. Jazykové verze a stejnopisy.

Tato Smlouva je vyhotovena v šesti (6) stejnopisech v anglickém a v českém jazyce. Každá ze smluvních stran obdrží tři (3) stejnopisy v každé jazykové verzi. V případě rozporů nebo nesouladu mezi anglickou jazykovou verzí a českou jazykovou verzí je rozhodující anglická jazyková verze.

11.5. Oddělitelnost.

Nevynutitelnost nebo neplatnost kteréhokoliv ustanovení této Smlouvy se nebude dotýkat vynutitelnosti a platnosti zbytku této Smlouvy.

11.6. Dodatky.

Žádné dodatky nebo jiné změny této Smlouvy nebudou platné, pokud nebudou vyhotoveny v písemné formě a podepsány smluvními stranami.

11.7. Oznámení.

Jakékoliv oznámení, žádost či jiné sdělení, které má být učiněno podle této Smlouvy, musí mít písemnou formu a být vyhotoveno v anglickém jazyce. Takové oznámení, žádost nebo jiné sdělení bude považováno za řádně učiněné, pokud bude doručeno osobně, doporučenou poštou, telexem nebo telefaxem té smluvní straně, které musí nebo může být učiněno, a to na adresu uvedenou níže nebo na jinou adresu, kterou smluvní strana – adresát sdělí oznámením té smluvní straně, která předmětné oznámení, žádost nebo jiné sdělení činí.

V případě Kupujícího:

Komerční banka, a.s.
Peter Palečka a Tomas Spurny
Členové představenstva
Na Příkopě 33
114 07 Praha 1, Česká republika
fax: +420 2 24243007

V případě Prodávajícího:

SOCIÉTÉ GÉNÉRALE S.A.
Jean-Louis Mattei
Head of International Retail Banking
17 Cours Valmy
92972 Paris La Défence CEDEX
fax: + 33 (0) 1 42145099

11.8. Rozhodné právo; Rozhodčí řízení.

(a) Tato Smlouva a veškeré její dodatky se řídí a budou vykládány v souladu s právem České republiky.

(b) Veškeré spory vzniklé mezi Prodávajícím a Kupujícím v souvislosti s touto Smlouvou, včetně jakýchkoliv otázek týkajících se její existence, platnosti a práv z ní vyplývajících, budou s konečnou platností vyřešeny v rozhodčím řízení na základě Pravidel rozhodčího řízení Mezinárodní obchodní komory (dále jen "**Pravidla**") třemi rozhodci. Každá ze stran jmenuje jednoho rozhodce a takto jmenovaní dva rozhodci zvolí předsedu rozhodčího senátu. Pokud kterákoli ze stran sporu, která by měla jmenovat rozhodce, tak neučiní během čtrnácti dnů od doručení oznámení od druhé strany sporu nebo pokud jmenovaní rozhodci nedosáhnou dohody o předsedajícím rozhodci, bude takový rozhodce jmenován podle Pravidel na základě žádosti kterékoli ze stran sporu. Místem rozhodčího řízení bude Vídeň, Rakousko. Smluvní strany se dohodly, že jazykem rozhodčího řízení, včetně ústního slyšení, písemného dokazování a korespondence, bude anglický jazyk. Řádně vydaný rozhodčí nález bude pro strany sporu konečný a závazný. Tento rozhodčí nález bude samostatně vykonatelný.

NA DŮKAZ ČEHOŽ byla tato Smlouva podepsána každou ze smluvních stran nebo jejím jménem výše uvedeného dne.

**SOCIÉTÉ GÉNÉRALE, S.A.**

Podpis:____________________
Jméno:
Funkce:

Podpis:____________________
Jméno:
Funkce:

**Komerční banka, a.s.**

Podpis:____________________
Jméno:
Funkce:

Podpis:____________________
Jméno:
Funkce:

Příloha č. 8

# PŘÍLOHA I

## ODSOUHLASENÁ FORMA ZÁRUKY

### SPOLEČNÁ A NEROZDÍLNÁ ZÁRUKA (francouzsky "CAUTIONNEMENT")

| | |
|---|---|
| RUČITEL | Société Générale, francouzská akciová společnost s akciovým kapitálem 539,423,134.06 euro, se sídlem umístěným na 29 boulevard Haussmann, 75990 Paříž, registrovaná u Obchodního rejstříku v Paříži pod číslem RCS Paris B 552 120 122, zde zastoupená •, jednajícím jako •.<br><br>Dále jen "ručitel". |
| DLUŽNÍK | U.S. Steel Košice s.r.o., se sídlem Vstupný areál U.S. Steel, Košice 044 54, Slovenská republika, IČO 36 199 222.<br><br>Dále jen "dlužník". |
| BENEFICIENT ZÁRUKY | Komerční banka, a.s., se sídlem Praha 1, Na Příkopě 33, čp. 969, PSČ 114 07, Česká republika, IČ 45 31 70 54, zapsaná v obchodním rejstříku vedeném Městským soudem v Praze, oddíl B, vložka 1360.<br><br>Dále jen "banka". |
| ZAJIŠTĚNÝ ZÁVAZEK | Povaha: úvěrová smlouva uzavřená mezi dlužníkem a syndikátem bank, včetně ručitele (jednajícího prostřednictvím SOCIETE GENERALE, pobočky Praha, umístěné v Praze 8, Pobřežní 3, PSČ, 186 00, zapsané v obchodním rejstříku vedeném Městským soudem v Praze, oddíl A., vložka 23517 (dále jen "pobočka")) a ze dne 24. listopadu 2000, která bude převedena na banku podle Smlouvy o prodeji části Podniku mezi bankou a ručitelem, datované • 2002 a týkající se pobočky (dále jen "Smlouva o prodeji části Podniku").<br><br>Dále jen "úvěrová smlouva".<br><br>Částka jistiny úvěrové smlouvy činí 19.450.240.18 USD (devatenáct milionů, čtyři sta padesát tisíc, dvě stě čtyřicet a 18/100 amerických dolarů) a je rozdělena do dvou tranší: Úvěru A na 9.575.502,86 USD (devět milionů, pět set sedmdesát pět tisíc, pět set dva a 86/100 amerických dolarů) a Úvěru B na 9.874.737.32 USD (devět milionů, osm set sedmdesát čtyři tisíce, sedm set třicet sedm a 32/100 amerických dolarů).<br><br>Úrok u Úvěru A činí 8.5% per annum.<br><br>Úrok u Úvěru B činí 8.5% per annum. |

## I – PŘEDMĚT ZÁRUKY

Společný a nerozdílný ručitel bude, s výhradou článku III tohoto dokumentu, povinen zaplatit bance to, co jí dlužník nyní nebo v budoucnu bude dlužit podle úvěrové smlouvy nebo ve spojení s ní, pokud takovou platbu nebude s to z jakéhokoliv důvodu učinit dlužník.

Ručitelův závazek uskutečnit takovou platbu nebude podmíněn:

- předchozí žalobou banky na dlužníka,
- žalobou banky na kteréhokoliv jiného ručitele s tím, že banka bude oprávněna požadovat od ručitele zaplacení celé částky dlužné jí dlužníkem, s výhradou článku III tohoto dokumentu.

Žádná změna ani ukončení jakéhokoliv faktického nebo právního vztahu mezi ručitelem a dlužníkem nezbavuje ručitele závazku.

Ručitel zůstane zavázán z této záruky a nebude oprávněn ji ukončit až do úplného a konečného splacení bance všech částek dlužných dlužníkem z titulu zajištěného závazku.

## II – ZAJIŠTĚNÉ OPERACE

Příloha č. 8

Ručitel se zaručuje za zaplacení všech částek, které dlužník nyní nebo v budoucnu bude dlužit bance z titulu výše uvedeného zajištěného závazku.

Ručitel potvrzuje, že poté, co o nich bych informován, je plně obeznámen se všemi podmínkami uvedeného závazku, včetně podmínek jeho původní a předčasné splatnosti a v souladu s tím souhlasí, že tyto podmínky se uplatní ve vztahu k němu.

III – OMEZENÍ ZAJIŠTĚNÉ ČÁSTKY

Ručitel odpovídá za zaplacení částky jistiny zajištěného závazku uvedené výše a úroku, poplatků, nákladů a souvisejících výdajů týkajících se závazku stanoveného v kolonce "Zajištěný závazek".

IV – VYMÁHÁNÍ ZÁRUKY

Pokud se dlužník dostane z jakéhokoliv důvodu do prodlení, ručitel bude povinen zaplatit bance to, co jí dluží dlužník, včetně částek, které se stanou předčasně splatnými.

Ručitel nebude oprávněn činit námitky k:

- lhůtám daným dlužníkovi k dispozici k provedení platby,
- použití částek daných dlužníku k dispozici bankou k účelům, které neodpovídají závazkům dlužníka.

V – PŘECHOD PRÁV NA RUČITELE - OMEZENÍ

V důsledku jeho plateb přejdou na ručitele práva proti dlužníkovi stanovená zákonem a ručitel vstoupí do práv a žalob banky a zajištění pohledávek banky proti dlužníkovi, jak je stanoveno zákonem.

Ručitel však nebude moci přijmout od dlužníka jakoukoliv platbu, uplatnit jakýkoliv nárok ani zahájit jakékoliv řízení do doby, než budou bance zaplaceny veškeré částky dlužné dlužníkem.

VI – ÚČINNOST

Tato záruka nabude účinnosti Okamžikem převodu (jak je tento pojem definován ve Smlouvě o prodeji části Podniku).

VII – ROZHODNÉ PRÁVO A VOLBA SOUDU

Tato záruka se bude řídit francouzským právem. Všechny spory vznikající ohledně její platnosti, interpretace nebo plnění nebo v souvislosti s tím budou předloženy příslušným soudům v Paříži s tím, že banka, a výlučně banka, v jejíž prospěch je toto právo udělováno, bude mít možnost zahájit taková řízení před jakýmikoliv jinými příslušnými soudy.

Podepsáno v • dne •

Za Société Générale

Podpis: ____________________
Jméno:
Funkce:

01069

Příloha č. 8



V Praze, dne 2002

**SOCIÉTÉ GÉNÉRALE, S.A.**

Podpis:______________________
Jméno:
Funkce:

Podpis:______________________
Jméno:
Funkce:

**Komerční banka, a.s.**

Podpis:______________________
Jméno:
Funkce:

Podpis:______________________
Jméno:
Funkce:

Příloha č. 8

# PŘÍLOHA 1

## PŘEDANÁ HMOTNÁ AKTIVA PODNIKU

Příloha č. 8

PŘÍLOHA 2

## CHYBĚJÍCÍ A VADNÁ HMOTNÁ AKTIVA PODNIKU

Příloha č. 8

# PŘÍLOHA III

## VÝPISY Z OBCHODNÍHO REJSTŘÍKU TÝKAJÍCÍ SE PRODÁVAJÍCÍHO A POBOČKY

Příloha č. 8

# PŘÍLOHA IV

VÝPIS Z OBCHODNÍHO REJSTŘÍKU TÝKAJÍCÍ SE KUPUJÍCÍHO

Příloha č. 8

# AGREEMENT ON SALE OF PART OF AN ENTERPRISE

between

**SOCIÉTÉ GÉNÉRALE S.A.**

*as Seller*

and

**KOMERČNÍ BANKA, A.S.**

*as Purchaser*

dated • 2002

Příloha č. 8

17. 2002

# CONTENTS

Příloha č. 6

THIS AGREEMENT ON SALE OF PART OF AN ENTERPRISE DATED • 2002 IS MADE BETWEEN:

1. **SOCIÉTÉ GÉNÉRALE S.A.**, with its seat at 29, BLD Haussmann, 75009 Paris, France, French Commercial Register Number: R.C.S. Paris B 552 120 222 (1955B12022), as seller (hereafter the "**Seller**");

and

2. **Komerční banka, a.s.**, with its seat at Prague 1, Na Příkopě 33, čp. 969, PSČ 114 07, Czech Republic, IČ 45 31 70 54, registered with the Commercial Register administered by the Municipal Court in Prague, section B, entry 1360, as purchaser (hereafter the "**Purchaser**").

**PREAMBLE**

The Seller carries out business in the Czech Republic through its branch, namely SOCIETE GENERALE, pobočka Praha, located at Praha 8, Pobřežní 3, PSČ 186 00, under a banking licence issued under Act No. 21/1992 Coll. on Banks and dated September 29, 1997.

On July 12, 2001, The National Property Fund of the Czech Republic as seller and the Seller as purchaser entered into a Share Purchase Agreement providing for the transfer of a majority shareholding in the Purchaser from the National Property Fund of the Czech Republic to the Seller. Under clause 7.4 of that agreement, the Seller agreed to use its reasonable best efforts to integrate its existing Czech branch into the Purchaser as soon as reasonably practicable.

Prior to the date of this Agreement (i) several of the Seller's employees have already started working for the Purchaser and several of the Seller's customers may have already started to be served by the Purchaser in connection with the acquisition of a majority shareholding in the Purchaser by the Seller and the process of integration of the Seller's Czech branch into the Purchaser's business, and (ii) the Purchaser and its professional advisers have carried out due diligence of SOCIETE GENERALE, pobočka Praha. The Seller and the Purchaser now wish to formally transfer the remaining employees, the customers, as well as the other components of the business of SOCIETE GENERALE, pobočka Praha to the Purchaser.

The Czech National Bank approved the conclusion of the agreement on the sale of the enterprise of SOCIETE GENERALE, pobočka Praha by decision dated • 2002.

The General Meeting of the Purchaser approved the conclusion of the agreement on the sale of the enterprise of SOCIETE GENERALE, pobočka Praha by resolution dated • 2002.

NOW, THEREFORE, the parties hereto agree as follows:

## 1. DEFINITIONS AND INTERPRETATION

1.1. Definitions

In this Agreement, the following terms shall have the meanings herein specified unless the context otherwise requires. Such definitions shall be equally applicable to the singular and plural forms of the terms defined.

"**Accounting Documents**" means the Audited Accounts and the Interim Accounts.

"**Audited Accounts**" means the audited balance sheet and audited profit and loss accounts of the Branch for 2000 and made up as at December 31, 2000, including the notes thereto and the auditors' report, true copies of all of which are annexed to the Disclosure Letter.

"**Banking Act**" means Act No. 21/1992 Coll. on banks, as amended.

"**Banking and Capital Markets Legal Requirements**" means all laws, decrees, regulations and communications relating to banking and capital markets in the Czech Republic and in any other country, including, without limitation, the Banking Act, the Securities Act, the Foreign Exchange Act, the Money Laundering Act and all decrees (in Czech, "*vyhlášky*"), orders (in Czech, "*nařízení*"), regulations (in Czech, "*opatření*"), communications (in Czech, "*sdělení*"), opinions (in Czech "*stanoviska*"), methodology (in Czech, "*metodika*"), methodological instructions (in Czech, "metodické pokyny") and decisions (in Czech, "*rozhodnutí*") issued by the Government, the Ministry of Finance, the Czech National Bank or the Czech Securities Commission.

"**Branch**" means SOCIETE GENERALE, pobočka Praha, located at Praha 8, Pobřežní 3, PSČ 186 00, registered with the Commercial Register administered by the Municipal Court in Prague, section A., entry 23517.

"**Business Logo**" means the Société Générale logo for its investment banking business, which is a square within which the two letters "SG" are written. The square is divided into two equal portions. The upper portion of the square is red. The lower portion of the square is black. The two letters "SG" are printed in white.

"**Business Name**" means the words "SOCIETE GENERALE".

"**Closing**" means completion of the steps provided for in Section 4.

"**Commercial Code**" means Act No. 513/1991 Coll., the commercial code, as amended.

"**Contracts**" means all agreements to which the Seller is party and relating to the Enterprise including, without limitation, all Lease Agreements, Loan Agreements and insurance agreements.

"**Customer Relations**" means all rights belonging to, and obligations relating to, the Enterprise and relating to customers, including, without limitation, all rights and obligations arising in connection with Loan Agreements and any other form of credit, Security and other commitments provided by the Seller in favour of customers or third parties or by customers or third parties in favour of the Seller, customer bank accounts and deposits, foreign exchange, securities and derivatives transactions and any other Contract, document or legal basis.

"**Czech Accounting Principles**" means Act No. 563/1991 Coll. on accounting, as amended, accounting procedures for banks (including Decree No. 282/41 410/1993 of the Ministry of Finance providing for accounting principles and procedures for banks and Decree No. 282/64 050/1997 of the Ministry of Finance providing for the arrangement and content specification of account statement items), accounting procedures for businesses, decrees, communications, methodological instructions and other regulations relating to accounting principles.

"**Czech National Bank Relations**" means all rights belonging to, and obligations relating to, the Enterprise and relating to the Czech National Bank, including, without limitation, rights and obligations arising in connection with the transactions set out in sections 27 to 29 of Act No. 6/1993 Coll., on the Czech National Bank, but excluding the Excluded Liabilities.

"**Disclosure Letter**" means a letter from the Seller to the Purchaser to be delivered on the date of signing of this Agreement. Such letter will (i) qualify the Seller's Warranties (insofar as it contains fair disclosure of matters that would otherwise be inconsistent with the Seller's Warranties), (ii) contain descriptions of certain of the Enterprise Assets and other items as at the date of signing hereof, and (iii) upon its written acceptance by the Purchaser, form part of this Agreement. Such letter must be in a form satisfactory to the Purchaser.

"**Effectiveness Date**" means the last day in the month in which this Agreement has been entered into, or such other date as the parties may agree upon in writing.

"**Employees**" means the Seller's employees working at the Branch whose names and titles are set out in an annex to the Disclosure Letter.

"**Encumbrance**" means any mortgage, pledge or lien (as the case may be), pre-emptive right, encumbrance, charge, lease agreements and right of a third party.

"**Enterprise**" means the part of the world-wide enterprise of the Seller being the Branch, and consisting of the aggregate of the tangible as well as the personal and intangible components of the Branch's business activity. All things, rights and other property values belonging to the Seller that are used, or because of their nature are intended to be used, in the operation of the Enterprise, belong to the Enterprise in accordance with section 5(1) of the Commercial Code.

"**Enterprise Assets**" means all things, rights and other property values belonging to the Enterprise on the Effectiveness Date, excluding the items described in Section 2.4.

"**Enterprise Liabilities**" means all liabilities relating to the Enterprise, excluding the Excluded Liabilities.

"**Excluded Liabilities**" means all liabilities that do not pass in connection with the sale of an enterprise by virtue of law, and which may consist of tax liabilities and other public law obligations.

"**Foreign Exchange Act**" means Act No. 219/1995 Coll., the foreign exchange act, as amended.

"**Guarantee**" means a guarantee (in French, "cautionnement") issued by the Seller to the Purchaser for the payment of all claims owed by U.S. Steel Košice s.r.o. under the Loan Agreement entered into between the Seller (acting through the Branch) and U.S. Steel Košice s.r.o. on 24th November, 2000, substantially in the form set out in Annex I.

"**Guarantee Fee**" means a fee of CZK 10 million, payable by the Purchaser to the Seller in consideration of the Seller issuing to the Purchaser the Guarantee.

"**Income Tax Act**" means Act No. 586/1992 Coll., as amended on income tax.

"**Integration Process**" means all actions undertaken on the basis of an agreement of the Seller and the Purchaser in connection with the acquisition of a majority shareholding in the Purchaser by the Seller and/or the integration of the Branch into the Purchaser's business.

"**Intellectual Property**" means all intellectual property belonging to the Enterprise on the Effectiveness Date, including, without limitation, patents, trade marks, rights in any designs, applications for any of the foregoing, copyright (including rights in computer software), know-how, trade secrets, lists of suppliers and customers and other confidential and proprietary knowledge and information, database rights and rights under licences. "Intellectual Property" does not include the Business Name, the Business Logo, and such other intellectual property that the Seller may not assign to a third party pursuant to section 479(2) of the Commercial Code.

"**Interbank Relations**" means all rights belonging to, and obligations relating to, the Enterprise and relating to banks and financial institutions, including, without limitation, rights and obligations arising in connection with interbank loans and deposits; Security and other commitments provided by the Seller in favour of banks or financial institutions or by such banks and financial institutions in favour of the Seller, foreign exchange, securities and derivatives transactions and any other Contract, document or legal basis.

"**Interim Accounts**" means the unaudited balance sheet and unaudited profit and loss accounts of the Branch for the period from January 1, 2001 to June 30, 2001 and made up as at June 30, 2001, true copies of all of which are annexed to the Disclosure Letter.

"**Lease Agreements**" means the lease agreements between the Seller and IBC, a.s. and dated May 13, 1998 and August 31, 1999 respectively, relating to the premises of the Branch at Praha 8, Pobřežní 3, PSČ 186 00, the lease agreement between the Seller and UNISTAV, a.s. and dated September 4, 1995, relating to the premises of the Branch in Brno, and the lease agreement between the Seller and Vega-realitní společnost s.r.o. and dated February 24, 1997, relating to the premises of the Branch in Ostrava.

"**List of Liabilities**" means a list of all Enterprise Liabilities with a principal amount in excess of CZK 35 million as at the date of signing hereof. The "List of Liabilities" is annexed to the Disclosure Letter.

"**Loan Agreements**" means all loan agreements with customers of the Enterprise. A list of Loan Agreements with a principal amount in excess of CZK 35 million in effect as at the date of signing hereof is annexed to the Disclosure Letter.

"**Material Contract**" means each Contract whose annual value (in terms of income realised by the Enterprise from, or expenditure incurred by the Enterprise in the performance of, such Contract in any given calendar year) exceeds CZK 17 million.

"**Money Laundering Act**" means Act No. 61/1996 Coll., on certain measures against the legalisation of proceeds from certain criminal activities, as amended.

"**Purchase Price**" means the sum of CZK 1,030,000,000.-- (one billion and thirty million Czech Crowns).

"**Purchaser's Warranties**" means the representations and warranties of the Purchaser contained in Section 8.1.

"**Records**" means originals or copies of all documents of title, files, records and other documents of the Seller relating wholly or mainly to the Enterprise or any of the Enterprise Assets and in whatever medium so held including, without limitation: (i) all books of account, ledgers, payroll records, income records, tax records, credit files, information relating to customers and suppliers and other documents and computer records which relate to or are relevant to the Enterprise; (ii) all promotional materials, sales publications, catalogues, price lists, advertising materials, surveys, reports and other technical materials relating to the Enterprise; and (iii) all reports and communications to or from external entities such as governmental agencies and banking and capital markets regulatory and supervision authorities (but excluding the originals of any records the Seller is required by law to retain, in particular the accounting books kept by the Branch pursuant to the Czech Accounting Principles or tax records).

"**Related Party**" means any person having a special relation to the Seller within the meaning of section 19 of the Banking Act and any person related to the Seller or belonging to the same holding as the Seller within the meaning of section 66a(7) of the Commercial Code. "Related Parties" also include the representative (in Czech, "*vedoucí*") of the Branch and management of the Branch.

"**Security**" means security of any type created or existing over any asset, including, without limitation, assignments of claims, pledges, mortgages, rights of retention, transfers of ownership for security purposes, retention of title arrangements, rights of a creditor to retain possession and any arrangement providing a creditor with a prior right to an asset, or its proceeds of sale, over other creditors in a liquidation.

"**Securities Act**" means Act No. 591/1992 Coll., on securities, as amended.

"**Seller's Warranties**" means the representations and warranties of the Seller contained in Section 7.1.

"**Tangible Enterprise Assets**" means all tangible Enterprise Assets owned by the Seller on the Effectiveness Date. A list of Tangible Enterprise Assets (excluding small tangible assets (in Czech, *"drobný hmotný investiční majetek"*) as the term is used in Czech Accounting Principles) as at the date of signing hereof is annexed to the Disclosure Letter.

"**Take-Over Protocol**" means a Take-Over Protocol made up according to sections 483 and following of the Commercial Code substantially in the form set out in <u>Annex II</u>.

"**Tax Certificate**" means a decision of the tax authorities under section 38e (8) of the Income Tax Act pursuant to which no security withholding is required to be made in connection with payments to the Seller. Such decision must be valid and effective (in Czech, *"pravomocné rozhodnutí"*).

"**Third Party Assets**" means any assets located at the Branch or used in connection with the Enterprise but not owned by the Seller at the Effectiveness Date, including, without limitation, assets used by the Seller pursuant to leasing agreements or assets delivered to the Seller subject to retention of title, where the conditions for the transfer of title to the Seller have not been fulfilled as of the Effectiveness Date.

"**Time of Transfer**" means 24:00 hours on the Effectiveness Date.

"**VAT**" means value added tax pursuant to Act No. 588/1992 Coll., as amended, or any other similar tax that may replace it.

1.2. <u>Interpretation</u>

In this Agreement:

(a) references to Sections and Annexes are references to sections and annexes of and to this Agreement, and references to this Agreement include the Annexes.

(b) where any statement is qualified by the expression "**to the best of the Seller's knowledge**" or any similar expression, that statement shall be deemed to include an additional statement that the Seller's knowledge is restricted to the actual knowledge of the following individuals: Patrice Cheroutre, general manager of the Enterprise, Matúš Púll, deputy

general manager of the Enterprise, and Lionel Ridé, chief operating officer of the Enterprise.

(c) the headings and sub-headings are inserted for convenience only and shall not affect the construction of this Agreement.

## 2. PURCHASE AND SALE

2.1. Purchase and sale

Subject to the terms and conditions of this Agreement and sections 476 and following of the Commercial Code (save for those non-mandatory provisions disapplied or modified by this Agreement), the Seller agrees to deliver the Enterprise and transfer title to the Enterprise to the Purchaser and the Purchaser agrees to take over the obligations of the Seller relating to the Enterprise and pay the Purchase Price to the Seller.

2.2. Transferred items

The sale of the Enterprise under this Agreement includes, without limitation, the following items or relevant rights and obligations relating thereto (as the case may be):

(a) the goodwill relating to the Enterprise;

(b) the securities belonging to the Enterprise;

(c) the Tangible Enterprise Assets;

(d) the Intellectual Property;

(e) the Contracts;

(f) the Customer Relations;

(g) the Interbank Relations;

(h) the Czech National Bank Relations;

(i) the employment relations with the Employees;

(j) the Records;

(k) bank accounts, cash in hand or at the bank and all cheques and other securities representing the same;

(l) all other Enterprise Assets; and

(m) the Enterprise Liabilities.

For the avoidance of doubt and unless expressly provided to the contrary in this Agreement, nothing in this Agreement shall be construed as an obligation on the part of the Seller to transfer to the Purchaser any Enterprise Asset or any other item which, although listed in this Agreement or the Disclosure Letter or any of its attachments as

of the date of signing hereof, is not owned by the Seller, or does not exist, on the Effectiveness Date.

2.3. Excluded Liabilities

The sale of the Enterprise under this Agreement does not include the Excluded Liabilities.

2.4. Other Items Excluded from Transfer

For the avoidance of doubt, it is specified that the sale of the Enterprise under this Agreement does not include the following items, which do not constitute items belonging or obligations relating to the Enterprise:

(a) accounting reserves;

(b) accounting adjustments;

(c) unrealised foreign exchange differences, if any;

(d) any claims of the Seller for recovering any refundable VAT or any other tax balances or premiums paid on social and health insurance;

(e) title to Third Party Assets (though rights and obligations relating thereto, including contractual rights, shall pass to the Purchaser hereunder); and

(f) the Business Name and the Business Logo.

## 3. PURCHASE PRICE

3.1. Purchase Price

The total consideration for the sale of the Enterprise shall be the Purchase Price payable in accordance with Section 4.1 (Closing).

3.2. VAT

The Purchaser is a registered VAT payer and, accordingly, the sale of the Enterprise under this Agreement is exempt from VAT.

## 4. CLOSING

Closing shall take place at the Seller's offices on the Effectiveness Date. At Closing the Seller and the Purchaser shall do the following things:

(a) The Seller shall:

(i) deliver the Enterprise and transfer title to the Enterprise to the Purchaser with effect on the Time of Transfer and sign such documents as may be necessary to transfer individual Enterprise Assets to the Purchaser;

(ii) deliver the Records to the Purchaser;

(iii) deliver a notarized copy of the Tax Certificate to the Purchaser; and

(iv) deliver the Guarantee to the Purchaser.

(b) The Purchaser shall pay the Purchase Price and the Guarantee Fee by bank transfer to the Seller's bank account notified by the Seller to the Purchaser no later than three business days prior to the Effectiveness Date. The notification may be made in writing pursuant to Section 11.7 or by SWIFT to the Purchaser's SWIFT address KOMBCZPP. If the Seller fails to deliver a notarized copy of the Tax Certificate as required in Section 4(a)(iii), the Purchaser shall deduct a 10% security withholding from the Purchase Price in accordance with section 38(3)c) of the Income Tax Act. The Purchaser's payment obligations shall be performed upon the crediting of the Seller's bank account notified to the Purchaser pursuant to this Section 4(b). However, for the purposes of this Section 4(b) and if the Seller's bank account is kept with a bank different from the Purchaser, the Purchaser's payment obligation shall be considered fulfilled in time if the Purchaser's clearing account with the Czech National Bank is debited on the Effectiveness Date.

(c) The Seller and the Purchaser shall sign the Take-Over Protocol.

## 5. MUTUAL COVENANTS

5.1. <u>Seller's Obligations</u>

The Seller agrees to, after the Effectiveness Date, indemnify and reimburse the Purchaser at the Purchaser's demand with respect to (i) any amount paid by the Purchaser on account of Excluded Liabilities and (ii) any amount paid by the Purchaser on account of income tax, health insurance and social security obligations relating to Employees and arising in respect of or by reference to any period up to the Effectiveness Date.

5.2. <u>Taxation</u>

The Seller acknowledges that the Purchaser shall not be liable in respect of any liability of the Seller for taxation arising from its conduct of the Enterprise or ownership or disposal of the Enterprise or Enterprise Assets to be purchased pursuant to this Agreement and the Seller shall fully indemnify and hold harmless the Purchaser in respect of the same.

5.3. <u>Purchaser's Obligations</u>

The Purchaser agrees to, after the Effectiveness Date, (i) pay and satisfy all costs, claims, expenses and liabilities whatsoever relating to the Enterprise in respect of any period commencing on the Effectiveness Date and will indemnify and reimburse the Seller in respect of the same at the Seller's demand, (ii) perform all of the Enterprise Liabilities, and to indemnify and reimburse the

Seller at the Seller's demand in respect of any claims brought against the Seller by the creditors of the Enterprise Liabilities in connection with the Purchaser's failure to perform the Enterprise Liabilities, and to (iii) perform without any further consideration the Seller's obligations under the Archives Act 97/1974 Coll., as amended.

## 6. PRE AND POST CLOSING OBLIGATIONS

6.1. Pre Closing Access to Records and Employees

Subject to the provisions of the Banking Act on banking secrecy, the Purchaser or its representatives shall be entitled following the signing of this Agreement to have access during normal business hours to the premises of the Enterprise and the Employees and the Records and to take copies of and extracts from the Records at its own expense.

6.2. Notifications

The Seller and the Purchaser agree to, without undue delay after the Effectiveness Date, jointly notify all of the Enterprise's customers, debtors, creditors and other business partners as well as all relevant authorities and, where necessary or desirable, other third parties, of the sale of the Enterprise and new account details for payments under claims and receivables belonging to the Enterprise.

6.3. Post Closing Payments

If, after the Effectiveness Date:

(a) the Seller receives any invoice or is otherwise required to make a payment with respect to, or otherwise perform any of, the Enterprise Liabilities, the Seller will promptly notify the Purchaser thereof and shall provide the Purchaser with the relevant documents and information so that the Purchaser may settle the due amount or render other requisite performance;

(b) the Purchaser receives any invoice or is otherwise required to make a payment with respect to, or otherwise perform any of, the Excluded Liabilities, the Purchaser will promptly notify the Seller thereof and shall provide the Seller with the relevant documents and information so that the Seller may settle the due amount or render other requisite performance.

6.4. Post Closing Collections

If, after the Effectiveness Date:

(a) the Seller receives in connection with the Enterprise or Enterprise Assets any monies or other items belonging to the Purchaser, the Seller shall promptly pay or pass the same to the Purchaser;

(b) the Purchaser receives in connection with the Enterprise or Enterprise Assets any monies or other items belonging to the Seller, the Purchaser shall promptly pay or pass the same to the Seller.

6.5. Post Closing Access to Records and Employees

(a) Subject to the provisions of the Banking Act on banking secrecy, the Purchaser shall be entitled, following Closing but in any event not after the Branch will have been struck off the Commercial Register (after giving reasonable notice), to have access to any of the books of account, financial or other records which relate to the Enterprise and which are retained by the Seller following Closing and at the Purchaser's expense to take copies of and extracts from the same.

(b) Subject to the provisions of the Banking Act on banking secrecy, the Seller shall be entitled, following Closing but in any case not later than eighteen (18) months following the Effectiveness Date (after giving reasonable notice), to have access to (i) any of the Records which were transferred to the Purchaser and at the Seller's expense to take copies of and extracts from the same, and (ii) the Employees, and the Purchaser shall use its best efforts to procure that the Employees provide the Seller with the required co-operation.

6.6. Conduct of Business before Closing

Between the date of this Agreement and the Effectiveness Date, the Seller will:

(a) conduct the Enterprise only in the ordinary course of business;

(b) keep available the services of the current officers, Employees, and agents of the Enterprise, and maintain the relations and goodwill with suppliers, customers, landlords, regulatory and supervising authorities, creditors and others having relationships with the Enterprise;

(c) confer with the Purchaser concerning operational matters of a material nature;

(d) otherwise report periodically to the Purchaser concerning the status of the business, operations, and finances of the Enterprise; and

(e) not, without the prior consent of the Purchaser, take any action, or fail to take any reasonable action within its control, as a result of which any of the changes or events set out in Section 7.1(i), second sentence, is likely to occur,

provided, however, that no action or omission on the part of the Seller shall constitute a breach of this Section if such action or omission occurred as part of the Integration Process, and provided further that the Seller shall not be in breach of Section 6.6.(b) as the result of any officer, Employee, agent, supplier, customer or landlord of the Enterprise discontinuing their employ, custom, or dealings with the Seller of their own volition.

6.7. Cooperation

The parties agree, at all times following the signing hereof, to execute and deliver from time to time, without any further consideration to one another all instruments, deeds and documents as may be necessary to achieve the purposes of this Agreement.

## 7. REPRESENTATIONS AND WARRANTIES OF THE SELLER

7.1. Warranties

The Seller makes the following representations and warranties to the Purchaser, which shall be (i) deemed to be repeated on the Effectiveness Date, and (ii) qualified by all matters fairly disclosed in the Disclosure Letter.

(a) Organisation and Standing. The Seller (i) is a company duly organised and existing under the laws of France and (ii) has all requisite power and authority to conduct its business in accordance with its articles of association and other corporate documents. The information relating to the Seller and the Branch contained in the excerpts from the Commercial Register attached as Annex III is true and correct.

(b) Authorisation; Due Execution. The Seller has the power to execute this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. All conditions set out by the articles of association of the Seller with respect to the transfer of the Enterprise to the Purchaser under this Agreement have been fulfilled. All relevant bodies within the corporate organisation of the Seller have duly approved the transfer of the Enterprise hereunder. This Agreement constitutes binding, legal and valid obligations of the Seller enforceable against the Seller in accordance with its terms.

(c) No Bankruptcy. The Seller has not (i) been declared bankrupt, (ii) become insolvent, (iii) declared a moratorium or been unable to, or admitted in writing its inability to, pay its debts as they become due or (iv) entered into any voluntary or involuntary bankruptcy or settlement proceedings;

(d) No Violation. Neither the execution nor consummation of the transactions contemplated in this Agreement will (i) violate any agreement, commitment, judgement or order to which the Seller is party or subject, (ii) contravene any law or regulation applicable to the Seller or (iii) violate any property rights of third parties.

(e) Compliance with Laws. The Enterprise has been conducted in all material respects in accordance with all applicable laws and regulations and Banking and Capital Markets Requirements of the Czech Republic and any other relevant foreign country or authority and there is no order, decree or judgement of any court or any governmental or other competent authority or agency of the Czech Republic or any other relevant foreign country outstanding against the Enterprise or the Seller

which may have a material adverse effect upon the Enterprise or the Enterprise Assets.

(f) Licences. All material licences, consents, permits, approvals and authorisations necessary to carry on any aspect of the Enterprise, including, but not limited to, licenses provided for under the Banking Act and the Securities Act, have been obtained by the Seller, are in full force and effect and have been complied with in all material respects.

(g) Litigation. To the best of the Seller's knowledge, there is no material claim, action, suit, proceeding, arbitration, investigation or hearing, pending or threatened by or before any court, governmental or administrative agency or authority, or private arbitration tribunal against the Seller and relating to the Enterprise, this Agreement, the Enterprise Assets or any agreement or transaction anticipated in this Agreement.

(h) Title to Enterprise Assets; Encumbrances. The Seller has full and unrestricted ownership of the Enterprise Assets. The Enterprise Assets and other components of the Enterprise are free and clear from Encumbrances. The Disclosure Letter contains a complete list, as at the date of signing hereof, of all Tangible Enterprise Assets with an acquisition value in excess of CZK 1 million.

(i) Accounts. The Accounting Documents present fairly the financial condition of the Enterprise at the respective date of such Accounting Documents, have been prepared in accordance with Czech Accounting Principles, and reflect fully and fairly all liabilities, debts and claims relating to the Enterprise, distributions, payments and other benefits to the Seller on the respective date of such Accounting Documents. Since the date of the Interim Accounts, and subject to events occurring in the course or as a result of the Integration Process, (i) there has been no material adverse change in the business, operations, property, assets or financial condition of the Enterprise and the Enterprise has made no distribution or payment to the Seller or the Seller's shareholders other than in the ordinary course of business, (ii) the business of the Enterprise has been conducted in the ordinary course of business, (iii) there has been no significant event or occurrence which has had or may following the Effectiveness Date have a material adverse effect on the Enterprise's business, operations, property or financial condition and (iv) no unusual contract or commitment has been made by the Seller in respect of the Enterprise. For the avoidance of doubt, it is agreed that this Seller's Warranty does not apply to events whereby any officer, Employee, agent, supplier, customer or landlord of the Enterprise discontinue their employ, custom, or dealings with the Seller of their own volition.

(j) Liabilities relating to the Enterprise. To the best of the Seller's knowledge, as at the date of signing hereof, the Seller has no outstanding claims, liabilities or indebtedness (whether absolute or contingent) pertaining to the Enterprise and susceptible of being transferred under this Agreement, except for (i) liabilities set forth in the

Accounting Documents and (ii) current trade liabilities incurred subsequent to the date of the Interim Accounts in the ordinary course of business. The List of Liabilities contains a complete list of Enterprise Liabilities with a principal amount in excess of CZK 35 million as at the date of signing hereof.

(k) Material Contracts. The Disclosure Letter contains a complete list of Material Contracts as at the date of signing hereof. The Material Contracts constitute in all material respects binding, legal and valid obligations of the Seller and the respective counterparties, enforceable against such counterparties in accordance with the terms thereof. As of the date hereof, no party with whom the Seller has entered into a Material Contract has given notice of its intention to terminate such contract and no party (including the Seller) is in material breach of a Material Contract.

(l) Loan Agreements; Derivatives; Securities. The Disclosure Letter contains a complete list, as at the date of signing hereof, of (i) Loan Agreements involving an actual or potential liability or receivable of the Seller in excess of CZK 35 million and related Security, (ii) derivatives transactions relating to the Enterprise and which have not been terminated and fully settled prior to the date of signing hereof, and (iii) issues of securities owned or held by the Seller through the Branch, specifying the total nominal amount of securities of each issue owned or held by the Seller. The above-mentioned Security is valid and enforceable in accordance with its terms subject to bankruptcy legislation and other laws of general application limiting creditors' rights.

(m) Material Deeds. The Disclosure Letter contains a complete list, as at the date of signing hereof, of all (i) Security worth over CZK 50 million issued or otherwise provided by the Seller and relating to the Enterprise which would commit the Seller or the Enterprise Assets in any way and (ii) letters of credit, bills of exchange, promissory notes and checks and other off-balance sheet items in an amount in excess of CZK 35 million issued, accepted or guaranteed by or on behalf of the Seller and relating to the Enterprise or under which the Seller might otherwise be liable to third parties.

(n) Related Party Transactions. There is no agreement or arrangement to which the Seller is a party and relating to the Enterprise in which any Related Party is interested, whether directly or indirectly, and which is not on arm's-length terms.

(o) Guarantee. The Guarantee constitutes a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

7.2. Warranties Independent

It is agreed that each of the Seller's Warranties is separate and independent and except as expressly provided to the contrary in this Agreement is not limited by reference to any other paragraph of Section 7.1.

7.3. Pending Closing

The Seller shall not do, allow or procure any act or omission before Closing which would constitute a breach of any of the Seller's Warranties if they were given at any and at all times from the date hereof until Closing or which would make any of such Seller's Warranties inaccurate or misleading if they were so given.

7.4. Disclosure by Seller

The Seller shall forthwith disclose in writing to the Purchaser any matter or thing which may arise or become known to the Seller after the date hereof and before Closing which is inconsistent with any of the Seller's Warranties or which might make any of them inaccurate or misleading if they were given at any and at all times from the date hereof down to Closing.

7.5. Rescission

In the event that prior to Closing the Seller is in material breach of any of the Seller's Warranties or any other term of this Agreement, the Purchaser may rescind this Agreement by notice in writing to the Seller, provided that prior to rescinding this Agreement, the Purchaser has notified the Seller in writing of its intention to rescind the Agreement and given the Seller a period of time to remedy such breach not shorter than thirty (30) days, and provided that the Seller has not remedied the breach within such period of time.

## 8. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

8.1. Warranties

The Purchaser makes the following representation and warranties to the Seller, which shall be deemed to be repeated or (as the case may be) made on the Effectiveness Date.

(a) Organisation and Standing. The Purchaser is a company duly organised and existing under the laws of the Czech Republic. The information relating to the Purchaser contained in the excerpt from the Commercial Register attached as Annex IV is true and correct.

(b) Authorisation; Due Execution. The Purchaser has the power to execute this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. All conditions set out by the articles of association of the Purchaser with respect to the transfer of the Enterprise to the Purchaser under this Agreement have been fulfilled. All relevant bodies within the corporate organisation of the Purchaser have duly approved the transfer of the Enterprise

hereunder. This Agreement constitutes binding, legal and valid obligations of the Purchaser enforceable against the Purchaser in accordance with its terms.

(c) No Bankruptcy. The Purchaser has not (i) been declared bankrupt, (ii) become insolvent, (iii) declared a moratorium or been unable to, or admitted in writing its inability to, pay its debts as they become due or (iv) entered into any voluntary or involuntary bankruptcy or settlement proceedings.

(d) No Violation. Neither the execution nor consummation of the transactions contemplated in this Agreement will (i) violate any agreement, commitment, judgement or order to which the Purchaser is party or subject, (ii) contravene any law or regulation applicable to the Purchaser or (iii) violate any property rights of third parties.

(e) No Knowledge of Breaches of Seller's Warranties. The Purchaser is not aware of anything which is inconsistent with the Seller's Warranties.

8.2. Warranties Independent

It is agreed that each of the Purchaser's Warranties is separate and independent and except as expressly provided to the contrary in this Agreement is not limited by reference to any other paragraph of Section 8.1.

8.3. Pending Closing

The Purchaser shall not do, allow or procure any act or omission before Closing which would constitute a breach of any of the Purchaser's Warranties if they were given at any and at all times from the date hereof until Closing or which would make any of such Purchaser's Warranties inaccurate or misleading if they were so given.

8.4. Disclosure by Purchaser

The Purchaser shall forthwith disclose in writing to the Seller any matter or thing which may arise or become known to the Purchaser after the date hereof and before Closing which is inconsistent with any of the Purchaser's Warranties or which might make any of them inaccurate or misleading if they were given at any and at all times from the date hereof down to Closing.

8.5. Rescission

In the event of it becoming apparent on or before Closing that the Purchaser is in material breach of any of the Purchaser's Warranties or any other term of this Agreement, the Seller may rescind this Agreement by notice in writing to the Purchaser, provided that prior to rescinding this Agreement, the Seller has notified the Purchaser in writing of its intention to rescind the Agreement and given the Purchaser a period of time to remedy such breach not shorter than thirty (30) days, and provided that the Purchaser has not remedied the breach within such period of time.

## 9. PURCHASER'S REMEDIES

9.1. Defective and Missing Tangible Enterprise Assets

In the event that any of the Tangible Enterprise Assets is missing or defective, the Purchaser shall be entitled to the remedy available to it pursuant to section 486(1) of the Commercial Code, provided that the Purchaser asserts this remedy in accordance with Section 9.4(a) and provided that all other conditions for recovery set out Section 9.6 are fulfilled.

9.2. Undisclosed Liabilities

In the event that any Enterprise Liability transferred to the Purchaser hereunder was not duly recorded in the accounting of the Branch as at the Effectiveness Date or (whenever required) in the List of Liabilities, the Purchaser shall be entitled to the remedy pursuant to section 486(3) of the Commercial Code, provided that the Purchaser asserts this remedy in accordance with the provisions of Section 9.4(b) and provided that all other conditions for recovery set out in Section 9.6 are fulfilled.

9.3. Breach of this Agreement

In the event that any of the Seller's Warranties proves to be incorrect, inaccurate or misleading, the Purchaser shall have the right to request the payment from the Seller of an amount equal to the deficiency or liability of the Enterprise which arises from any of the Seller's Warranties being incorrect and which would not have existed or arisen if such Seller's Warranty had been correct, accurate or not misleading, provided that the Purchaser asserts this remedy in accordance with the provisions of Section 9.4(c) and provided that all other conditions for recovery set out in Section 9.6 are fulfilled.

9.4. Notice of Exercise

(a) A notice of exercise of a remedy under section 486(1) of the Commercial Code must (i) be made in writing, (ii) contain a description of the missing or defective item, (iii) specify the amount of compensation requested by the Purchaser and (iv) be delivered to the Seller within thirty (30) days after the Purchaser has become aware of a missing or defective Tangible Enterprise Asset or could have become so aware if it had used professional care, and in any case not later than six (6) months following the Effectiveness Date.

(b) A notice of exercise of a remedy under section 486(3) of the Commercial Code must (i) be made in writing, (ii) contain a description of the relevant undisclosed Enterprise Liability, (iii) specify the amount of compensation requested by the Purchaser, and (iv) be delivered to the Seller within thirty (30) days after the Purchaser has become aware of the relevant undisclosed Enterprise Liability, and in any case not later than twelve (12) months following the Effectiveness Date.

(c) A notice of exercise of a remedy under Section 9.3 hereof must (i) be made in writing, (ii) contain a description of the relevant fact giving rise to the Purchaser's right to assert the remedy and of the Seller's

Warranty(-ies) which the Purchaser considers incorrect, inaccurate or misleading as the result of such facts, (iii) specify the amount of compensation requested by the Purchaser, and (iv) be delivered to the Seller within thirty (30) days after the Purchaser has become aware of the relevant facts, and in any case not later than six (6) months following the Effectiveness Date.

9.5. Payment of Compensation

Subject to the other conditions for recovery set out in Section 9.6 being fulfilled, the Seller shall pay the amounts due to the Purchaser pursuant to section 486(1) of the Commercial Code, section 486(3) of the Commercial Code, or Section 9.3 hereof within thirty (30) days of delivery of the relevant notice pursuant to Section 9.4.

9.6. Conditions for Recovery

(a) The Purchaser shall not be entitled to claim any remedy pursuant to Section 486(1) of the Commercial Code to the extent that:

(i) the payment by the Seller as the result of a particular claim made by the Purchaser would be less than CZK 5 million;

(ii) the aggregate of all payments by the Seller would be less than CZK 25 million provided that, once this threshold has been reached, the Purchaser may claim all amounts in excess of this threshold (other than the amounts described in Section 9.6(a)(i) above);

(iii) provision or allowance for the matter which would otherwise give rise to the claim has been made in the Accounting Documents or is otherwise taken account of, or reflected in, the Accounting Documents;

(iv) as of the Effectiveness Date, the matter which would otherwise give rise to the claim has been covered by any insurance contract transferred to the Purchaser pursuant to this Agreement.

(b) The Purchaser shall not be entitled to claim any remedy pursuant to Section 486(3) of the Commercial Code to the extent that:

(i) the payment by the Seller as the result of a particular claim made by the Purchaser would be less than CZK 5 million;

(ii) the aggregate of all payments by the Seller would be less than CZK 25 million provided that, once this threshold has been reached, the Purchaser may claim all amounts in excess of this threshold (other than the amounts described in Section 9.6(b)(i) above);

(iii) provision or allowance for the matter which would otherwise give rise to the claim has been made in the Accounting Documents or is otherwise taken account of, or reflected in, the Accounting Documents;

(iv) as of the Effectiveness Date, the matter which would otherwise give rise to the claim has been covered by any insurance contract transferred to the Purchaser pursuant to this Agreement.

(c) The Purchaser shall not be entitled to claim any remedy pursuant to Section 9.3 hereof to the extent that:

(i) the Purchaser may seek compensation for the matter which would otherwise give rise to the claim under section 486(1) of the Commercial Code or section 486(3) of the Commercial Code;

(ii) the payment by the Seller as the result of a particular claim made by the Purchaser would be less than CZK 5 million;

(iii) the aggregate of all payments by the Seller would be less than CZK 25 million provided that, once this threshold has been reached, the Purchaser may claim all amounts in excess of this threshold (other than the amounts described in Section 9.6(c)(ii) above);

(iv) provision or allowance for the matter which would otherwise give rise to the claim has been made in the Accounting Documents or is otherwise taken account of, or reflected in, the Accounting Documents;

(v) as of the Effectiveness Date, the matter which would otherwise give rise to the claim has been covered by any insurance contract transferred to the Purchaser pursuant to this Agreement.

(d) If the Seller makes a payment pursuant to section 486(1) of the Commercial Code, section 486(3) of the Commercial Code, or Section 9.3 hereof and, after such payment is made, the Purchaser receives any benefit otherwise than from the Seller which would not have been received but for the circumstances giving rise to the Purchaser's claim under section 486(1) of the Commercial Code, section 486(3) of the Commercial Code, or Section 9.3 hereof, the Purchaser shall pay to the Seller without undue delay an amount equal to the lesser of the amount of such benefit and the payment made by the Seller in respect of the Purchaser's claim.

Procesu začlenění (i) nenastala žádná podstatná negativní změna v podnikání, provozu, majetku, aktivech nebo finanční situaci Podniku a Podnik neprovedl žádné výplaty nebo platby Prodávajícímu ani akcionářům Prodávajícího mimo rámec běžné obchodní činnosti, (ii) Podnik byl provozován v rámci běžné obchodní činnosti, (iii) nenastal žádný významný případ nebo událost, který měl nebo by po Dnu účinnosti mohl mít podstatný záporný vliv na podnikání, provoz, majetek nebo finanční situaci Podniku a (iv) Prodávající ohledně Podniku neuzavřel žádnou neobvyklou smlouvu ani nepřijal žádný neobvyklý závazek. Pro vyloučení pochybností strany ujednávají, že se toto Ujištění Prodávajícího nevztahuje na případy, kdy jakýkoliv vedoucí pracovník, Zaměstnanec, zástupce, dodavatel, zákazník nebo pronajímatel Podniku přeruší svůj zaměstnanecký, zákaznický nebo jiný vztah s Prodávajícím ze své vlastní vůle.

(j) <u>Závazky týkající se Podniku</u>. Podle nejlepšího vědomí Prodávajícího neexistují proti Prodávajícímu k datu podepsání této Smlouvy žádné neuspokojené nároky, Prodávající nemá žádné nesplacené závazky nebo dluhy (ať už nepodmíněné nebo podmíněné), jež by náležely k Podniku a byly by způsobilé převodu podle této Smlouvy, kromě (i) závazků uvedených v Účetních dokumentech a (ii) běžných závazků z obchodního styku, které vznikly po datu Mezitímní závěrky v rámci běžné podnikatelské činnosti. Seznam závazků obsahuje úplný seznam Závazků Podniku s jistinou přesahující 35 milionů Kč ke dni podpisu této Smlouvy.

(k) <u>Významné Kontrakty</u>. Informační dopis obsahuje úplný seznam Významných Kontraktů ke dni podpisu této Smlouvy. Významné Kontrakty představují ve všech významných ohledech závazné, zákonné a platné závazky Prodávajícího a příslušných protistran, které jsou proti těmto protistranám vymahatelné v souladu s jejich podmínkami. Ke dni podpisu této Smlouvy žádná smluvní strana, s níž Prodávající uzavřel Významný Kontrakt, neoznámila svůj úmysl takový kontrakt ukončit a žádná smluvní strana (včetně Prodávajícího) neporušuje podstatným způsobem žádný Významný Kontrakt.

(l) <u>Úvěrové smlouvy; Deriváty; Cenné papíry</u>. Informační dopis obsahuje ke dni podpisu této Smlouvy úplný seznam (i) Úvěrových smluv zahrnujících skutečný nebo potenciální závazek nebo pohledávku Prodávajícího přesahující 35 milionů Kč a souvisejícího Zajištění, (ii) derivátových transakcí týkajících se Podniku, které nebyly ukončeny a plně vypořádány přede dnem podpisu této Smlouvy, a (iii) emisí cenných papírů vlastněných nebo držených Prodávajícím prostřednictvím Pobočky, s uvedením celkové jmenovité hodnoty cenných papírů každé emise vlastněných nebo držených Prodávajícím. Výše uvedené Zajištění je platné a vynutitelné v souladu se svými podmínkami, s výhradou konkurzních předpisů a jiných obecně závazných právních předpisů omezujících věřitelská práva.

(m) Významné listiny. Informační dopis obsahuje ke dni podpisu této Smlouvy úplný seznam veškerého (i) Zajištění s hodnotou přesahující 50 milionů Kč vydaného nebo jinak poskytnutého Prodávajícím a týkajícího se Podniku, jež by jakkoliv zavazovalo Prodávajícího nebo Aktiva Podniku a (ii) akreditivů, cizích směnek, vlastních směnek a šeků a dalších podrozvahových položek s částkou převyšující 35 milionů Kč, vydaných, přijatých nebo avalovaných Prodávajícím nebo jeho jménem a týkajících se Podniku, nebo na základě nichž by mohl být Prodávající jinak odpovědný vůči třetím osobám.

(n) Transakce se Spřízněnými osobami. Prodávající není stranou žádné smlouvy nebo ujednání týkajícího se Podniku, jehož se účastní kterákoliv Spřízněná osoba, ať přímo či nepřímo, a která není uzavřena za zcela tržních podmínek.

(o) Záruka. Záruka zakládá platný a závazný závazek Prodávajícího vymahatelný proti Prodávajícímu v souladu s jejími podmínkami.

7.2. Nezávislost Ujištění.

Strany se dohodly, že každé Ujištění Prodávajícího je samostatné a nezávislé a pokud v této Smlouvě není výslovně stanoven opak, nebude omezeno poukazem na jakýkoliv jiný odstavec Článku 7.1.

7.3. Období do Vypořádání.

Prodávající před Vypořádáním neprovede, neumožní ani nezajistí jakékoliv jednání nebo opominutí, které by představovalo porušení kteréhokoliv Ujištění Prodávajícího, pokud by toto Ujištění Prodávajícího bylo poskytnuto kdykoliv ode dne podpisu této Smlouvy až do Vypořádání nebo které by učinilo jakékoliv takové Ujištění Prodávajícího nepřesným nebo zavádějícím, pokud by toto Ujištění Prodávajícího bylo poskytnuto uvedeným způsobem.

7.4. Oznámení Prodávajícího.

Prodávající bezodkladně oznámí Kupujícímu v písemné formě jakoukoliv záležitost nebo věc, která vznikne nebo se stane Prodávajícímu známou po dni uzavření této Smlouvy a před Vypořádáním a která bude v nesouladu s kterýmkoliv Ujištěním Prodávajícího nebo která by mohla způsobit, že kterékoliv Ujištění Prodávajícího by bylo nepřesné nebo zavádějící, pokud by toto Ujištění Prodávajícího bylo poskytováno kdykoliv ode dne podpisu této Smlouvy až do Vypořádání.

7.5. Odstoupení.

V případě, že před Vypořádáním Prodávající podstatným způsobem poruší jakékoliv z Ujištění Prodávajícího nebo jakékoliv jiné ustanovení této Smlouvy, může Kupující odstoupit od Smlouvy písemným oznámením Prodávajícímu za podmínky, že před odstoupením od Smlouvy oznámí Kupující Prodávajícímu písemně svůj úmysl odstoupit od Smlouvy a poskytne Prodávajícímu lhůtu k nápravě tohoto porušení, která nesmí být kratší než

třicet (30) dnů a za podmínky, že Prodávající toto porušení v takto stanovené lhůtě nenapraví.

## 8. PROHLÁŠENÍ A UJIŠTĚNÍ KUPUJÍCÍHO

8.1. Ujištění

Kupující činí ve prospěch Prodávajícího následující prohlášení a ujištění, které budou považovány za opakované nebo (dle okolností) za učiněné v Den účinnosti:

(a) Organizace a postavení. Kupující je společností řádně založenou a existující podle práva České republiky. Informace týkající se Kupujícího obsažené ve výpisu z obchodního rejstříku, jenž tvoří Přílohu IV této Smlouvy, jsou pravdivé a správné.

(b) Oprávnění: Řádné podepsání. Kupující je oprávněn podepsat tuto Smlouvu, splnit závazky pro něj z této Smlouvy vyplývající, jakož i realizovat transakce touto Smlouvou zamýšlené. Všechny podmínky určené stanovami Kupujícího pro převod Podniku na Kupujícího na základě této Smlouvy byly splněny. Všechny příslušné orgány v rámci organizační struktury Kupujícího řádně schválily převod Podniku na Kupujícího podle této Smlouvy. Tato Smlouva představuje závazné, zákonné a platné závazky Kupujícího vůči němu vykonatelné v souladu s jejími ustanoveními.

(c) Neexistence konkursního řízení. (i) Na majetek Kupujícího nebyl prohlášen konkurs, (ii) Kupující není předlužen, (iii) Kupující nezastavil své platby, není neschopen plnit své závazky k datu jejich splatnosti, ani takovou neschopnost písemně nepřipustil a (iv) Kupující nevstoupil do žádného dobrovolného nebo nedobrovolného konkursního nebo vyrovnacího řízení.

(d) Absence porušení. Podepsáním této Smlouvy ani realizací transakcí touto Smlouvou zamýšlených nedojde k porušení (i) žádné smlouvy, závazku, rozsudku nebo příkazu, jehož stranou je Kupující nebo jemuž podléhá (ii) žádného zákona ani jiného právního předpisu vztahujícího se na Kupujícího, ani (iii) žádného majetkového práva třetích osob.

(e) Nevědomost o porušení Ujištění Prodávajícího. Kupující si není vědom ničeho, co by bylo v rozporu s Ujištěními Prodávajícího.

8.2. Nezávislost Ujištění.

Strany se dohodly, že každé Ujištění Kupujícího je samostatné a nezávislé a pokud v této Smlouvě není výslovně stanoven opak, nebude omezeno poukazem na jakýkoliv jiný odstavec Článku 8.1.

8.3. Období do Vypořádání.

Kupující před Vypořádáním neprovede, neumožní ani nezajistí jakékoliv jednání nebo opominutí, které by představovalo porušení kteréhokoliv Ujištění Kupujícího, pokud by toto Ujištění Kupujícího bylo poskytnuto kdykoliv ode dne podpisu této Smlouvy až do Vypořádání nebo které by učinilo jakékoliv takové Ujištění Kupujícího nepřesným nebo zavádějícím, pokud by toto Ujištění Kupujícího bylo poskytnuto uvedeným způsobem.

8.4. Oznámení Prodávajícího.

Kupující bezodkladně oznámí Prodávajícímu v písemné formě jakoukoliv záležitost nebo věc, která vznikne nebo se stane Kupujícímu známou po dni uzavření této Smlouvy a před Vypořádáním a která bude v nesouladu s kterýmkoliv Ujištěním Kupujícího nebo která by mohla způsobit, že kterékoliv Ujištění Kupujícího by bylo nepřesné nebo zavádějící, pokud by toto Ujištění Kupujícího bylo poskytováno v kdykoliv ode dne podpisu této Smlouvy až do Vypořádání.

8.5. Odstoupení.

V případě, že se stane zřejmým při nebo před Vypořádáním, že Kupující podstatným způsobem porušil jakékoliv z Ujištění Kupujícího nebo jakékoliv jiné ustanovení této Smlouvy, může Prodávající odstoupit od Smlouvy písemným oznámením Prodávajícímu za podmínky, že před odstoupením od Smlouvy oznámí Prodávající Kupujícímu písemně svůj úmysl odstoupit od Smlouvy a poskytne Kupujícímu lhůtu k nápravě tohoto porušení, která nesmí být kratší než třicet (30) dnů a za podmínky, že Kupující toto porušení v takto stanovené lhůtě nenapraví.

## 9. PRÁVNÍ PROSTŘEDKY KUPUJÍCÍHO

9.1. Vadná a chybějící Hmotná aktiva Podniku.

Bude-li kterékoliv Hmotné aktivum Podniku chybět nebo bude vadné, bude Kupující oprávněn uplatnit nápravný prostředek, který je pro takový případ stanoven v § 486 odst. 1 Obchodního zákoníku, pokud Kupující uplatní tento nápravný prostředek podle Článku 9.4(a) a pokud budou splněny všechny ostatní podmínky pro poskytnutí náhrady stanovené v Článku 9.6.

9.2. Neoznámené závazky.

V případě, že kterýkoliv Závazek Podniku převedený na Kupujícího podle této Smlouvy nebyl řádně zachycen v účetnictví Pobočky ke Dnu účinnosti nebo (kde je to požadováno) v Seznamu závazků, bude Kupující oprávněn uplatnit nápravný prostředek podle § 486 odst. 3 Obchodního zákoníku, pokud Kupující uplatní tento nápravný prostředek podle Článku 9.4(b) a pokud budou splněny všechny ostatní podmínky pro poskytnutí náhrady stanovené v Článku